82-34680

03 SEP 15 AM 7:21

03032108

住友商事株式会社

Sumitomo Corporation

dlw 9/22

ANNUAL REPORT 2003

Year ended March 31, 2003

Sumitomo Corporation's Corporate Mission Statement

We aim to be a global organization that constantly stays a step ahead in dealing with change, creates new value, and contributes broadly to society.

Management Principles

- To achieve prosperity and realize dreams through sound business activities.
- To place prime importance on integrity and sound management with utmost respect for the individual.
- To foster a corporate culture full of vitality and conducive to innovation.

Activity Guidelines

- To act with honesty and sincerity on the basis of Sumitomo's business philosophy and in keeping with the Management Principles.
- To comply with laws and regulations while maintaining the highest ethical standards.
- To set high value on transparency and openness.
- To attach great importance to protecting the global environment.
- To contribute to society as a good corporate citizen.
- To achieve teamwork and integrated corporate strength through active communication.
- To set clear objectives and achieve them with enthusiasm.

SC VALUES

We created nine items of SC VALUES to share values described on our Corporate Mission Statement among all officers and employees.

<for Managerial Staff>

1. Integrity and Sound Management : To comply with laws and regulations, while maintaining the highest ethical standards.
2. Integrated Corporate Strength : To create no boundaries within the organization; always to act with a company-wide perspective.
3. Vision : To create a clear vision of the future, and to communicate to share it within the organization.
4. Change and Innovation : To accept and integrate diversity in values and behavior, and to embrace change as an opportunity for action.
5. Commitment : To act responsibly and with initiative to achieve organizational objectives.
6. Enthusiasm : To act with enthusiasm and confidence, and to motivate others through such action.
7. Speed : To make quick decisions and act promptly.
8. Human Development : To fully support the development of others' potential.
9. Professionalism : To achieve and maintain high levels of expertise and skills.

Contents

Sumitomo Corporation and Subsidiaries

Financial Highlights

Years ended March 31	Millions of Yen 2003	2002	2001	Millions of U.S. Dollars 2003
For the year:				
Gross Trading Profit	¥ 496,449	¥ 487,274	¥ 488,400	$ 4,137
Net Income	28,280	45,216	40,344	236
At year-end:				
Total Assets	¥ 4,863,695	¥4,852,554	¥ 4,950,079	$40,531
Shareholders' Equity	626,250	650,366	622,957	5,219
Interest-Bearing Liabilities (net)	2,502,835	2,528,794	2,447,663	20,857
Amounts Per Share (Yen and Dollars):				
Net Income				
Basic	¥ 26.58	¥ 42.49	¥ 37.91	$ 0.22
Diluted	26.18	41.59	37.14	0.22
Cash Dividends declared for the year	8.00	8.00	8.00	0.07
Ratios:				
Return on Equity (%)	4.4	7.1	6.4	
Shareholders' Equity Ratio (%)	12.9	13.4	12.6	
Debt-Equity Ratio (net) (times)	4.0	3.9	3.9	

• Prepared on the basis of accounting principles generally accepted in the United States of America.
• The U.S. Dollar amounts represent translation of Japanese Yen amounts at the rate of ¥120=US$1.
• See Notes to Consolidated Financial Statements.

Gross Trading Profit (Billions of Yen)


500
400
300
200
100
0
1999
2000
2001
2002
2003

Net Income (loss) (Billions of Yen)


50
40
30
20
10
0
-10
-20
1999
2000
2001
2002
2003

Caution Concerning Forward-Looking Statements

This annual report includes forward-looking statements relating to our future plans, objectives, expectations and intentions. In particular, various management targets relating to the Company's AA Plan are disclosed in this report. These management targets are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of the Company's AA Plan. The management targets and other forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainty and changes in circumstances and are not guarantees of future performance. The Company may not be successful in implementing its AA Plan, and actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The Company is under no obligation – and expressly disclaims any such obligation – to update or alter its forward-looking statements.

Message from the President



Performance in Fiscal Year 2002
(April 1, 2002 - March 31, 2003)

In fiscal year 2002, a weak Japanese economy and increasing uncertainty in the global economy shadowed our business environment. The gradual recovery of the world economy expected at the start of fiscal year 2002 proved to be disappointing as the situation in Iraq intensified in the second half of the year. In Japan, consumer spending remained sluggish amidst lingering deflation, and public spending was restrained due to tight budgets. Stock prices were on a downtrend throughout the year as a result of uncertainty in international affairs and concerns over the domestic financial system.

In spite of such difficult conditions, we devoted ourselves to globally expanding our earnings base. We thereby achieved ¥496.4 billion in gross trading profit, and ¥9.8 billion in equity in earnings of associated companies, which were both record highs. However, we closed the year with a net income of ¥28.3 billion, as we posted large valuation losses on marketable securities due to the sharp decline in stock prices toward the fiscal year-end, and impairment losses on real estate affected by deflation.

Assessment of the Step Up Plan

I would like to report to you on our achievements under the Step Up Plan, our medium-term management plan spanning fiscal years 2001 and 2002.

While we achieved our profit targets in fiscal year 2001, we came up short of the ¥55 billion target set for net income in fiscal year 2002, primarily because we took large valuation losses on marketable equity securities. As a result, the two-year average of our cash flow-based consolidated risk-adjusted return ratio ended at 4.4% (net income-based ratio: 3.6%) versus our target of 5.0%. We did, however, achieve many of the specific objectives we had set out in order to succeed in the three core areas of the plan: significant expansion of our earnings base, enhancement of corporate strength, and increased efficiency.

Significant expansion of our earnings base

Under the Step Up Plan, we focused on developing business models by leveraging information technology (IT), logistics technology (LT) and financial technology (FT), and concentrated our management resources into strategic business areas while promoting the reallocation of risk-adjusted assets, based upon the Business Portfolio Strategy.

In response to the changing economic environment, consolidation and restructuring are taking place in a range of industries and companies. We swiftly took advantage of these movements, acquiring businesses and forming alliances while drawing on our business foundation as an integrated trading company *(sogo shosha)* with close relationships to a wide variety of industries. The following are some examples of our achievements.

We acquired the steel export business from Nomura Trading Holdings Co., Ltd., and reached a general agreement with Nichimen Corporation regarding the acquisition of their steel products business. We also purchased a construction equipment distributor in the U.S. Additionally, we reinforced our relationships with The Seiyu, Ltd. and Wal-mart Stores, Inc. in supermarket business, and also acquired control of IG Kogyo Co., Ltd., a top manufacturer of metal siding. Sumisho Lease Co., Ltd. and Sumisho Auto Leasing Corporation have initiated strategic business acquisitions as well.

In our steel, electronic components and chemical businesses, we utilized our supply chain management system to respond to the various needs of our clients, providing sales and procurement services on a global basis.

We also laid the foundations for further extension of our business frontiers. In the area of medicine and drug discovery, we have been supporting our clients' research and development activities and providing them with the most advanced equipment. Other ways in which we expanded business frontiers include establishment of bio-venture funds and development of new financial products such as weather derivatives.

In an effort to build alliances with newly emerging leading companies in China, mainly in the private sector, we sent nine delegations of Business Unit heads to China during the Step Up Plan. This has led to the establishment of more than 100 new partnerships and expansion of new businesses with them.

We also worked to reallocate management resources away from businesses which were underperforming in terms of their risk-adjusted return ratio. We scaled down or

The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the return that it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to occur during the same period ("risk-adjusted assets").

withdrew from the golf course business, the farming business in the U.S., e-commerce related businesses, and other activities from which sufficient returns or future growth could not be expected.

As a result of these efforts, Basic Profit, (the sum of gross trading profit, selling, general and administrative expenses, interest expenses, net of interest income and dividends multiplied by 58% and combined with net equity in earnings of associated companies), which had been continuously growing since fiscal year 1999, reached ¥62.2 billion in fiscal year 2002. This represents a 43% increase from the ¥43.3 billion posted in fiscal year 2000, prior to implementing the Step Up Plan. I see this as evidence of steady growth in our earnings base.

Further enhancement of corporate strength

As an integrated trading company, the fundamental objective of our activities is to obtain high returns by managing the various risks incurred in a broad array of business areas. It is not an exaggeration to say that risk management is at the core of our business.

To manage risk levels for the Group as a whole, we have quantified risk to the extent possible in categories ranging from credit risk to market risk and business investment risk. We have also been introducing and utilizing risk management infrastructures, which include a credit rating system for counterparties, and criteria for decisions regarding business investment or withdrawal.

At the same time, risks associated with a company's businesses are becoming increasingly diverse. In particular, risks designated as non-measurable, including natural disasters and reputation risk, are difficult to predict or quantify, and may put the company in danger if they materialize. Preventive actions and contingency plans are therefore becoming more important than ever.

Under the Step Up Plan, we reviewed our counter-risk measures company-wide, and restructured risk management frameworks in areas including legal compliance, information security, food safety, and environmental conservation.

We also believe it is essential that all our employees engage in businesses with a higher level of awareness regarding risk and compliance issues, especially in the current business environment in which uncertainty prevails. In other words, our basic stance of being aggressive but cautious has become increasingly important.

While each individual must constantly keep his or her consciousness attuned to risk and compliance issues when carrying out business activities, we as a company have also implemented measures in support of this. For example, we have set up risk case studies and built a database of risk-related information for use by our employees.

Achieving full compliance is another area that top management, including myself, is working hard to ensure meaningful and complete action. In addition, awareness among employees is steadily growing owing to the constant stream of activities promoted by the Legal Compliance Committee.

We are committed to constantly improving risk management and compliance, as there is no end to the progress that can be made in these areas.

Promoting further efficiency

Increasing efficiency is not limited to eliminating waste and cutting costs. It also intends to maximize the use of personnel, time and other resources that are freed to this end, and strengthen earning power.

Under the Step Up Plan, we raised efficiency and productivity by thoroughly reviewing business processes and implementing the SIGMA21 Project, an enterprise resource planning (ERP) system. We also streamlined the Corporate Group in terms of size and cost, by reviewing its business processes, transferring personnel to Business Units and outsourcing routine tasks. As a result of these steps, we restructured the Corporate Group's organization, from six groups to two groups, one office and one department specializing in core functions.

Approach for Achievement — Our new medium-term management plan

The AA Plan is our new medium-term management plan for the two-year period from fiscal year 2003. "AA" is an abbreviation of Approach for Achievement, a phrase that expresses our resolute determination to achieve a longer-term target of a risk-adjusted return ratio of 7.5% (net income-based), a figure which would cover shareholders' capital costs.

Under the previous management plans of the Reform Package and the Step Up Plan, we steadily expanded our earnings base, promoted strategic alliances and

Quantitative Targets

Consolidated Risk-adjusted Return Ratio (net income-based): two-year average ≧ 6%
Consolidated Net Income: two-year total ¥130 billion


80 (Billions of Yen)
(%) 8
Consolidated Net Income
Consolidated Risk-adjusted Return Ratio (net income-based)
60
6
40
4
20
2
0
0
-20
-2
-13.1
35.1
3.4
40.3
45.2
3.6
28.3
60.0
6.0
70.0
7.5
98
99
00
01
02
03 (target)
04 (target)
Reform Package
Step Up Plan
AA Plan

Note: Consolidated Risk-adjusted Return Ratios are the average over the two years during each Plan.

Basic Policies

Expansion of the earnings base and strategic moves to the future by maximizing our "integrated corporate strength"

Utilizing management resources to the fullest extent by advancing the Business Portfolio Strategy

- Well defined strategies and objectives of each business line
- Shifting management resources (human resources and risk adjusted assets) to more profitable or more potential business lines

Exploring and developing various businesses by maximizing our "integrated corporate strength"

- Adding diversified values by realizing strategic and organic integration of our "business foundation" and "functional power"
  Promoting strategic alliance
  Multiple business approaches to business partners
  Promoting logistics related businesses (SCM, etc.)
  Applying financial technology to traditional trading businesses
- Strengthening our earning power by harmonizing product and regional strategies

Tackling new technology, potential market and region

- Exploring and fostering businesses with new technology (biotechnology, nanotechnology, clean energy, network-related information technology, etc.)
- Strategic field: consumer business, energy-related business, life science field, broadband-related and cable TV business
- Developing global businesses with China

Human resources management for strengthening our "business foundation"

- Developing and maintaining professional human resources in each area to realize business plan (diversified hiring process, strategic alliance, etc.)
- Strategic allocation of human resources and "right person in a right place" policy in the group (job bid system, etc.)
- Enriching human resource training programs (exchange of personnel with outside organization, short-term executive courses, etc.)

Enhancing our corporate strength with efficiency and soundness

Efficient group operation on a global basis

- Upgrading and full use of infrastructures for group management (Group Finance, etc.)
- Enhancing functions with higher productivity in the Corporate Group
- Cutting cost by streamlining operation (promoting shared-service and back-office, etc.)

Advancing risk management

- Enlightening sense of risks
- Emphasizing risk asset management
- Employing integrated risk management

Thorough legal compliance

- Higher transparency with full disclosure
- Ensuring "Speak-up System" works better

business acquisitions, made active use of information, logistics and financial technologies, and commercialized new technologies, and further enhanced corporate strength through replacement of assets. As a result of these efforts, a risk-adjusted return ratio of 7.5% is now well within our reach.

Given the difficult business climate and the sweeping scope of change, many companies are selecting certain areas of business, concentrating investment in them, and pushing forward with globalization initiatives. With our global business foundation and diverse array of functions, such moves offer us a wealth of opportunities to increase investment and trade in promising areas. Against this favorable background, the AA Plan will serve as a beacon for aggressively investing resources to achieve higher returns.

At the end of fiscal year 2002, our risk-adjusted assets stood at ¥910 billion. We plan to increase this number by about ¥170 billion by the end of fiscal year 2004, and vigor-

ously work to expand our earnings base, as we take advantage of every possible business opportunity. Our targets under the AA Plan are a risk-adjusted return ratio of 6% or above on a two-year average basis, and a total net income of ¥130 billion over two years. We are targeting ¥60 billion in net income for fiscal year 2003 and ¥70 billion for fiscal year 2004, hoping to renew record profit levels for two consecutive years.

Expansion of the earnings base and strategic moves to the future by maximizing our integrated corporate strength

Our business strategy targeting a risk-adjusted return ratio of 7.5% is comprised of two basic elements. Each of the nine Business Units will build a strong, broadly-based business portfolio, selecting promising business lines and concentrating resources in them. At the same time, management will allocate resources to strategic business areas and regions from the perspective of the whole Group.

Under the AA Plan, each Business Unit will expand businesses that leverage our integrated corporate strength by promoting strategic alliances, developing multifaceted businesses with partners, expanding logistics activities, and utilizing our financing capabilities. We will put management resources in strategic areas such as media and information, supermarkets, and mineral resource development businesses.

In addition, we will commit ourselves to identifying and commercializing new technologies to further extend our business frontier, focusing on medicine and biotechnology, nanotechnology, clean energy, and network-related information technologies.

Geographically, China will be positioned as our chief strategic region both as a production base and an expanding market. In China, we are focusing on building our own logistics networks and partnering with leading local firms in order to develop globally-based businesses there.

We will also focus on Russia as a promising market, with its macroeconomic growth stabilizing and its business infrastructure rapidly developing. We are promoting businesses in line with Russia's potential as a major supplier of natural resources, and its demands for industrial facility replacement and social infrastructure development in areas such as telecommunications services.

In the Middle East, we will devote ourselves to projects mainly in water- and energy-related areas in response to the immediate need to redevelop industrial infrastructures as populations grow and get younger, urbanization advances and consumer markets expand.

In Iraq, we hope to help stabilize the lives of the people there. We have set up a company-wide task force not only to consider reconstruction-related businesses but also to discuss building close and broad relationships with the country after its recovery.

Enhancing our corporate strength by pursuing efficiency and soundness

To further strengthen our corporate strength, there is more to do in addition to improving our asset quality through expansion and consolidation of our earnings base. It is also essential to efficiently utilize our limited management resources such as financing capabilities and human resources to achieve optimal operation for the Group on a global, consolidated basis. Under the AA Plan, we will improve efficiency by enhancing our group management infrastructure through group financing, global

tax planning and the globally-optimized allocation of human resources. At the same time, maintaining and heightening corporate soundness is also important for increased corporate strength. To achieve this, we will further advance risk management and ensure legal compliance.

Corporate Governance

Recent outbreaks of corporate scandals have undermined trust in the economic system, and corporate governance is under a spotlight as a universal issue. Meanwhile in Japan, revision of the commercial laws has been discussed to give more options for corporate governance.

In April of 2003, we released the Sumitomo Corporation Corporate Governance Principles with a view to enhancing efficiency, maintaining soundness, and improving transparency of our management. What are notable in the principles are the following five elements: increasing the number of outside auditors; reducing the number of board members; appointing advisors from outside the Company; adopting an executive officer system; and setting a limit to the terms of office of the chairman and president.

Studying several approaches and looking at current movement in the industry, we have reached the above principles with approval of the Board. At the same time, we reaffirmed that the essence of corporate governance is not the system per se. Rather, it is our basic and unchangeable philosophy that upper management should conduct business with a sense of noblesse oblige and a passion for the mission in accordance with Sumitomo's Business Spirit and Management Principles.

Prosperity and Dreams

Our business environment is going through manifold changes, including value systems further diversifying, technological innovations continuously advancing, various geopolitical issues arising, trend towards global environmental conservation growing, and more. These changes taking place across the globe are likely to grow in both speed and magnitude.

However, Sumitomo Corporation is well prepared to cope with such circumstances. We will continue to grow to become a leading global company that realizes our Corporate Mission Statement, "to achieve prosperity and realize dreams," as well as provides diverse values to our stakeholders. To achieve these goals, we are steadily and continuously making progress with our reforms to consolidate our earnings base and reinforce our financial soundness. As a further step, we are tackling the ambitious targets set out in the AA Plan, building on our achievements in reforms to date.

Thank you all for your continuous support.

Motoyuki Oka
President and CEO
July, 2003

AA Plan

Building on our achievements in the previous two medium-term management plans, the "Reform Package" and the "Step Up Plan," we will continue to strive for further progress in the "AA Plan." We target a two-year average risk-adjusted return ratio of 6% or above (net imcome-based) and net income of ¥60 billion for fiscal 2003 and ¥70 billion for fiscal 2004, renewing record-high profits for the coming two years. In developing the AA Plan, each Business Unit developed a Business Portfolio Strategy that aims to expand its earnings base through optimal allocation of the management resources. We then verified each Unit's strategy to ensure consistency with company-wide financial strategy and risk management policy. Finally, the President and the heads of each Business Unit discussed the plans from the perspective of the whole company's business strategy and the optimal allocation of management resources, which resulted in the plan for the Company.

Business Portfolio Strategy

The AA Plan aims to maximize efficient use of management resources through the advancement of our Business Portfolio Strategy, which clearly defines the future direction for each business line. In preparing the AA Plan, each Business Unit determined the appropriate allocation of risk-adjusted assets by examining the profitability and growth potential for each business line using the Three Strategic Measures (risk-adjusted return ratio, business base, and expected growth rate) introduced in 1998 as a common yardstick for the Company's businesses. The risk profile of each business was also analyzed to assure that each Business Unit would achieve its profit target. We verified which business would be sound, and ensured that the portfolio as a whole was not overly weighted with high-risk businesses. With these considerations, each Business Unit structured its own optimal Business Portfolio Strategy.

The company-wide Strategy Map (see chart below) combines the Business Portfolio Strategies of all Business Units to give an overview of the allocation of risk-adjusted assets under the AA Plan. We will increase risk-adjusted assets by ¥175 billion in businesses we expect to grow further (left column), and by ¥30 billion in businesses where we aim to improve profitability while maintaining the same level of risk-adjusted assets (central column). At the same time, we will reduce risk-adjusted assets by ¥35 billion in businesses we plan to scale back or sell to realize value (right column). Under the AA Plan, we will aggressively increase risk-adjusted assets in high growth and highly profitable core businesses while continuing with replacement of risk-adjusted assets through thorough business selection.

Strategy Map

Allocation of Risk-adjusted Assets (rows: Current Profitability (Risk-adjusted Return Ratio) — High / Medium / Low)

Current Profitability	Additional inputs +¥175 billion		Maintain +¥30 billion	Pull back -¥35 billion	
High	**Profitable expansion** +¥80 billion •Acquisition of steel products business from Nichimen Corporation •Automobile leasing and financing •IT solutions services/Broadcasting media •PVC pipe business in the U.S./Agricultural chemicals/ Medical, pharmaceutical and biotechnology •Coal/LPG •Food and foodstuffs •Materials and supplies/Tires •Commodity •Overseas industrial parks etc.		**Maintaining profitability** +¥30 billion •Overseas steel service center operation/ Steel pipe SCM business •Vessels •Power plant projects •Cable TV •Office building rental business/ Sales of condominiums etc.	**Value realization** -¥10 billion •Media, electronics and network •Chemicals etc.	
Medium	**Strategic expansion** +¥80 billion •Overseas construction equipment business/ Railway and transportation products and equipments/ Overseas automobile dealership •Investments in power producers •Mineral resource development •Food Supermarkets •Logistics network in China •Venture funds, private equity investment etc.	**New entry** +¥15 billion •Oil and gas development •Water resource business etc.	**Improve profitability** +/- 0 •Batu Hijau copper and gold mine project •Plastics processing etc.	**Downsizing** -¥15 billion •Domestic real estate •Low-profitability domestic trading etc.	
Low				**Withdrawal** -¥10 billion •Restructuring of domestic subsidiaries etc.	

* Three Strategic Measures
1. Risk-adjusted Return Ratio = consolidated return / consolidated risk-adjusted assets*
2. Business Base = the amount of added value generated by the business + labor costs + depreciation + interest expenses
3. Expected Growth Rate = the rate of increase of the business base mentioned above

* The value of maximum losses that could be incurred if all the potential risks were actually to occur during the accounting period. This is calculated as a sum of (a) receivables, inventory, fixed assets, and securities multiplied by each risk weight on the balance sheet and (b) off-balance sheet risk such as market risk.

Business Unit Strategies

We will aggressively increase risk-adjusted assets by a net ¥170 billion in the Company's core businesses during the two-year period of the AA Plan. We will increase risk-adjusted assets on a net basis in nine out of eleven segments, particularly in the Mineral Resources & Energy Business Unit, the Media, Electronics & Network Business Unit, and the Transportation & Construction Systems Business Unit. The two exceptions are the Materials & Real Estate Business Unit and the Domestic Regional Business Units, Offices and Branch Offices, where we continue to withdraw from low-return domestic businesses.

We will increase ¥30 billion of risk-adjusted assets in the Mineral Resources & Energy Business Unit, the largest investment in our segments. We have been placing strategic focus on this Business Unit, which includes coking coal and a number of other highly profitable areas. The AA Plan aims to acquire upstream assets of excellent quality in areas including coal, oil, and liquefied natural gas (LNG), prioritizing profitability rather than scale. In addition, we will expand electricity retailing and promote businesses related to new technology such as small modular high-temperature gas reactors. The performance of the Batu Hijau copper and gold mine development project is improving, and it is expected to contribute to profits during the Plan.

We have the largest amount of risk-adjusted assets in the Media, Electronics & Network Business Unit, reflecting our long-term strategic focus. The Unit has a firm foundation in broadcast media business with Jupiter Telecommunications Co., Ltd., which has a dominant share in the cable TV market, and Jupiter Programming Co., Ltd. It also has a strong presence in IT solutions with Sumisho Computer Systems Corporation and Sumisho Electronics Co., Ltd. In the IT industry, technology develops extremely rapidly and the operating environment is subject to dynamic changes. This presents us with a wealth of opportunities and, while constantly strengthening its core businesses, the Unit will also actively invest in new areas such as interactive broadband content.

The Transportation & Construction Systems Business Unit have created value chains in the auto financing and overseas auto dealerships businesses, combining vehicle sales with leasing, insurance, and maintenance businesses. We will continue to strengthen these businesses, leveraging our integrated corporate strength encompassing global customer relations and financing capabilities. Sumisho Auto Leasing Corporation has increased the number of vehicles it holds for lease to nearly 200,000, and plans to further expand its business through strategic mergers and acquisitions.

We are also investing management resources in growing core businesses in other areas. Our initiatives include the planned acquisition of the steel products business of Nichimen Corporation, and consolidation and expansion of the supermarket business.

Risk-adjusted Assets / Risk-adjusted Return Ratio (net income-based) by Segment



Planned changes in Risk-adjusted Assets under the AA Plan
(Billions of Yen)
-10
0
10
20
30
Risk-adjusted Return Ratio (net income-based)
Step Up Plan
AA Plan (target)
-5%
0%
5%
10%
15%

Segment	Risk-adjusted Assets at fiscal year-end 2002 (Billions of Yen)	2004 (target) (Billions of Yen)	Risk-adjusted Return Ratio: Step Up Plan	AA Plan (target)
Mineral Resources & Energy	97	127	3.0	6.5
Media, Electronics & Network	117	145	5.2	8.2
Transportation & Construction Systems	87	113	5.4	8.9
Overseas Subsidiaries and Branches	80	98	9.8	12.8
Machinery & Electric	72	90	3.9	8.2
Consumer Goods & Service	67	82	6.7	8.5
Chemical	33	48	3.5	9.0
Metal Products	65	79	7.8	9.0
Financial & Logistics	17	30	11.6	11.7
Domestic Regional Business Units, Offices and Branch Offices	61	61	-0.4	8.2
Materials & Real Estate	117	110	2.1	5.3

Note: Risk-adjusted Return Ratios are the average over the two years during each Plan.

Steady improvement in earning power

We have consistently been pursuing the target risk-adjusted return ratio of 7.5%, which covers shareholders' cost of capital, and have steadily expanded our earnings base and enhanced our corporate strength towards achieving this goal.

Under the Reform Package started in fiscal year 1999, we reinforced our corporate strength mainly by selecting core businesses and downsizing non-core businesses. In the following Step Up Plan, begun in fiscal year 2001, we focused on improving asset quality by promoting the replacement of low-profitability assets with high-profitability assets. Now under the AA Plan, we will aggressively expand our earnings base while maintaining our basic strategy of improving corporate strength through the selection and reinforcement of core businesses and the replacement of assets.

Changes in the so-called "Basic Profit" show a steady improvement in our earning power as a result of these efforts. The consistent improvement in our corporate strength since the start of our reforms in fiscal year 1998 can be seen more clearly by looking at the breakdown of risk-adjusted assets classified by the level of risk-adjusted return ratio. The proportion of risk-adjusted assets with a risk-adjusted return ratio of 7.5% or higher was only 19% before the reforms were started. By the end of the Step Up Plan at the end of fiscal year 2002, it rose to 46%. During the AA Plan, we aim to increase it further to 56%. We also plan to substantially reduce the proportion of low-profitability risk-adjusted assets with a negative risk-adjusted return ratio to 5% by the end of the AA Plan, which was 30% before the reforms started.

As a company with a strong global network, we see the structural changes playing out across diverse industries as presenting ever expanding opportunities. Under the AA Plan, we will continue with our reforms, strengthen the Company and aggressively expand our earnings base.

Basic Profit*



100 (Billions of Yen)
80
60
40
20
0
25.0
34.3
43.3
46.2
62.2
73.6
1998
1999
2000
2001
2002
2003 (target)
2004 (target)
Reform Package
Step Up Plan
AA Plan

*(Gross trading profit + Selling, general and administrative expenses, + Interest expenses, net of interest income + Dividends) x 58% + Equity in earnings (losses) of associated companies, net

Risk-adjusted Assets by Risk-adjusted Return Ratio (net income-based) (Billions of Yen)



2004 (target)
56%
26%
12%
5%
980
2002
46%
20%
13%
21%
810
1997
19%
17%
34%
30%
970
0
200
400
600
800
1,000
RR>7.5%
7.5%>RR>3.0%
3.0%>RR>0.0%
0.0%>RR

RR: Risk-adjusted Return Ratio

Note: Risk-adjusted Assets of Corporate Group are excluded.

Integrated Corporate Strength: The source of our value creation

Over the years, Sumitomo Corporation has built its own strong business foundation consisting of trust, global networks, global relations and intellectual capital, and advanced functions in business development, logistics solutions, financial services, IT solutions, and risk management. We organically and strategically integrate these elements to provide a diverse array of values to our customers. We create businesses based upon such "integrated corporate strength," which is our core competence.

Integrated corporate strength comes from synergies of talents of more than 30,000 Group employees, each of whom has the expertise in his or her field to create and implement new businesses.

By linking talented people at various levels in the corporate organization through active communication and teamwork, we further enhance this core competence to create values that fully meet the diverse needs of our customers.

Our Core Competence: Integrated Corporate Strength

Risk Management
Only an integrated trading company with decades of business experience can expertly manage diverse risks associated with credit standing, markets, and enterprise operations.

Financial Services
This includes fee collection/payment, provision of capital, project financing, and advanced financing services such as securitization of assets.

Trust
Based on Sumitomo's business philosophy, we have cultivated the trust of our customers over the years. This is the most fundamental and valuable asset of our business.

Global Network
With over 160 offices and 720 subsidiaries and associated companies worldwide, our business network provides a basic platform for the prompt and secure transfer of goods, funds, and information.



Creation and Provision of Diversified Values to Meet Customer Demand
Strategic and Organic Integration
Risk Management
IT Solutions
Financial Services
Logistics Solutions
Business Development
Continual Enhancement of Functions
Trust
Intellectual Capital
Global Network
Global Relations
Continual Strengthening of the Business Foundation

IT Solutions
This involves the ability to build Supply Chain Management (SCM) systems and to support network business.

Logistics Solutions
In addition to the ability to provide a wide range of integrated logistic services, we also have the capacity to develop and deploy services to match demand and supply of cargoes, trucks, and warehouse space.

Business Development
We excel in business creation, which involves identifying promising new products, developing new markets, and organizing appropriate business operations.

Intellectual Capital
The wealth of know-how, experience, and information accumulated by our skilled personnel in diverse fields is also an important element of our solid business foundation.

Global Relations
Our company has established close and multifaceted relations with over 100,000 business partners around the world across all industries.

Industrial park business that reflects our integrated corporate strength



Hajime Yamaguchi
General Manger, Overseas Industrial Park Department

We promote the development, sales and operation of industrial parks in Indonesia, the Philippines, Vietnam and China to support Japanese companies as they shift operations to Asia, which, at the same time, contributes to the economic growth of Asian countries. Collecting and providing valuable information in a timely fashion is crucial to getting more companies to show an interest in and come to the parks. Our global network and customer base, which cover broad business fields and regions, are making it happen.

In our industrial park business, we provide a wide range of services drawing on our capabilities as an integrated trading company. We do not just provide our tenants with land and infrastructure such as power, water and waste water disposal. We also offer various support services: legal procedures for local registration; hiring; arrangements for building materials and construction companies; procurement, custom clearance, installation and set-up of plant equipments; purchase and import of raw materials and components; just-in-time logistical service utilizing our own local warehouse and logistics team; marketing and exports of finished goods. It could be said that industrial parks are one of our typical businesses, as they are driven by our integrated corporate strength and utilize the knowledge and experience distributed throughout the Company.

The success of our tenants can benefit local economies and societies as well. Our industrial park in Indonesia, for example, created 35,000 jobs and production worth US$2.5 billion, or 4% of Indonesia's total exports. This is one such positive side-effect that our integrated corporate strength brings. We are pleased and honored to see our business become a part of a region's prosperity and dreams.

The intellectual capital of the Media, Electronics & Network Business Unit



Nobuhide Nakaido
Director and Managing Executive Officer
General Manager, Media, Electronics & Network Business Unit

The Media, Electronics & Network Business Unit runs the information technology (IT) solutions business, the electronic manufacturing services (EMS) business, and the broadcasting media business, which range from cable TV network operations to film and video content. These businesses are supported by as many as 4,500 professionals, including highly knowledgeable, skilled engineers and creative producers. These talented professionals who are specialists in their respective fields constitute the intellectual capital of the Business Unit and the source of its strength.

Within the IT solutions business, we have developed a team of corporate high-tech venture capitalists who are engaged in identifying promising new technologies in the U.S., a leading country in this field. This team has built a global network that encompasses the world's top venture capitalists, our own IT-related subsidiaries, and our domestic and foreign customers, thus enabling them to quickly evaluate cutting-edge technologies. In addition, we have about 2,000 engineers working for our IT subsidiaries that customize those technologies for Japanese customers and deploy them in the Japanese market.

In broadcast media, our production and programming staff create top-notch content, and our cable TV operation is backed by numerous network engineers that provide 24-hour support for multi-channel broadcasting, telephone, and Internet services. In our movie business, film professionals sensitive to contemporary trends are regularly producing highly popular movies, including the award-winning "*Tasogare Seibei*" ("The Twilight Samurai").

In the EMS business, we have a group of experts who handle a centralized procurement system for thousands of components, and manage assembly and delivery of printed circuit boards for digital home appliances. They are deployed in manufacturing and supply bases across Asia and respond to the exacting requirements of customers.

Continuous evolution of value chain in our automobile business



Makoto Sato
Executive Officer
General Manager, Motor Vehicles Business Division

We began our automobile business by exporting 20 buses to Myanmar in the early 1950s, and subsequently grew along with the development of the Japanese auto industry. At its peak in the 1980s our annual car export volume reached about 600,000 units per year, or 10% of Japan's total car exports. In recent years our exports have been about 300,000 units per year since Japanese auto manufacturers began to shift production to the U.S. and other countries. However, we have taken advantage of the growth in overseas production by promoting the procurement and supply of equipment and automotive components to Japanese manufacturers' overseas production bases.

In addition, we have been developing and expanding automobile-related business in overseas market by leveraging our unique financing capabilities and expertise in overseas business that we have gained from years of experience in the auto sales business, by providing local independent sales companies with management training and marketing assistance. Starting with the establishment of a distributor in the U.S. in the 1970s, we now have more than 20 distributors, about 90 auto dealers, and 12 auto financing companies worldwide. Moreover, we are providing global value chains that organically combine these businesses to produce high added value.

Sumisho Auto Leasing Corporation is one of the largest auto leasing companies in Japan. Leveraging its expertise developed in corporate lease financing, it established a new company with Sanyo Shinpan Finance Co., Ltd. in October 2002. The new company started a consumer auto loan business, offering tailor-made services that match the diverse needs of today's consumers.

Automobiles have become indispensable in our daily life, and we are convinced that the automobile industry, including its supporting industries, will remain enormous. Looking at contemporary trends carefully and responding precisely to market needs, we will expand businesses with our integrated corporate strength fully leveraged.

Communication and Teamwork



Shuichi Mori
Executive Officer
General Manager, Corporate Planning & Coordination Department

To provide our customers with the best possible value and service, we must fully leverage our integrated corporate strength, the core competence of Sumitomo Corporation.

Integrated corporate strength functions effectively only when each business segment and employee's knowledge, experience and expertise are shared and utilized. In this respect, our main strength comes from boundaryless communication and teamwork that permeates throughout our corporate culture and values that are put into practice daily by our employees.

To ensure this strength, we have set integrated corporate strength as one of our criteria for evaluating both employees and the performance of business sectors. For promoting communication, inter-divisional meetings to exchange business information and project team activities are held throughout the organization on a daily basis, to discuss new opportunities and business expansion.

We emphasize integrated corporate strength in our Corporate Mission Statement and SC VALUES.*

- To achieve teamwork and integrated corporate strength through active communication.
  (from Sumitomo Corporation's Corporate Mission Statement)
- Integrated Corporate Strength — To create no boundaries within the organization; always to act with a company-wide perspective.
  (from SC VALUES <for Managerial Staff>)

* The values described in our Corporate Mission Statement were integrated into nine SC VALUES, to be shared among all officers and employees.

Overview of Operations

Outline for performance per Business Unit (Years ended March 31, 2003, 2002 and 2001)

(Billions of Yen)

Business Unit	Year	Gross Trading Profit	Net Income	Assets
Metal Products Business Unit	2001	35.7	3.3	332.0
	2002	36.6	4.5	314.1
	2003	37.2	6.4	344.0
Transportation & Construction Systems Business Unit	2001	73.0	2.6	660.5
	2002	78.5	4.3	738.2
	2003	86.2	5.6	764.9
Machinery & Electric Business Unit	2001	26.5	-6.0	440.1
	2002	30.6	4.1	421.2
	2003	28.6	1.8	451.2
Media, Electronics & Network Business Unit	2001	49.5	15.4	361.3
	2002	42.0	6.3	291.4
	2003	40.9	8.5	339.2
Chemical Business Unit	2001	28.9	2.9	225.0
	2002	25.5	1.9	204.8
	2003	23.6	1.1	186.5
Mineral Resources & Energy Business Unit	2001	30.1	-7.1	252.1
	2002	30.1	2.4	266.7
	2003	31.6	3.9	309.5
Consumer Goods & Service Business Unit	2001	77.9	3.0	269.3
	2002	81.9	5.1	277.4
	2003	86.0	5.3	271.5
Materials & Real Estate Business Unit	2001	37.0	-3.7	524.8
	2002	42.6	3.0	480.3
	2003	48.4	1.6	449.6
Financial & Logistics Business Unit	2001	13.4	1.3	114.5
	2002	14.5	1.3	152.5
	2003	15.5	2.0	161.5
Domestic Regional Business Units, Offices and Branch Offices	2001	55.7	2.6	706.0
	2002	53.1	4.1	590.7
	2003	51.2	-4.9	569.8
Overseas Subsidiaries and Branches	2001	60.9	6.0	482.9
	2002	59.1	7.9	477.3
	2003	59.3	7.1	503.7

Metal Products Business Unit

We are aiming to build a dominant position in the steel and non-ferrous metals business as the domestic steel industry consolidates around two major groups and higher efficiency becomes essential. We are working to strengthen our core business lines through M&As, and our customer services such as steel service center operations.



Shigemi Hiranuma
General Manager, Metal Products Business Unit

BUSINESS STRATEGIES

We expanded the business base of our steel activities, and boosted our profitability through strategic M&As. The acquisition of the steel products business lines from Nichimen Corporation will be completed during fiscal year 2003, following our purchase of the overseas assets from Nomura Trading Holdings Co., Ltd.

For steel sheets, we are reinforcing our domestic and overseas steel service centers. We have 19 centers in eight Asian countries—five of which are in China—and seven in North America, and their total annual process capacity of 3.5 million tons leads the industry. We are also the first Japanese company to set up a steel service center in the Czech Republic. The center is expected to begin operations in 2004. Leveraging our global network of operation centers, we will upgrade our global procurement capabilities and further improve local services for a wide range of customers.

Our steel pipe business has been driven by steady demand for Oil Country Tubular Goods (OCTG) and line pipes, as energy prices remain high and the number of gas exploration projects increase. We intend to strengthen our cost competitiveness and improve customer satisfaction through high value-added services. An example is the comprehensive support we provide through our Tubular Information Management System (TIMS), a proprietary online supply chain management system highly praised by clients globally.

Among non-ferrous metals, our aluminum business covers from ingots procured through participation in overseas smelting projects, to products, scraps and secondary alloy ingots. We are committed to maintaining our leading position among trading companies in aluminum products and ingots trading.

In metal products used in automobiles, we will continue to advance our auto industry-oriented services, handling both steel and aluminum products as a One Stop Shop. We are also setting up new steel service centers and distribution systems for car components in markets where auto production is rapidly growing, such as China and central Europe.

SC Grainger Co., Ltd. has steadily increased its online sales of maintenance, repair and operating (MRO) supplies such as factory tools, and the number of client companies topped 30,000 in its second year. We will stay committed to this new business model, targeting 80,000 clients by the end of 2003.

Gross Trading Profit (Billions of Yen)


40
30
20
10
0
35.7
36.6
37.2
2001
2002
2003

Net Income (Billions of Yen)


8
6
4
2
0
3.3
4.5
6.4
2001
2002
2003

Assets (Billions of Yen)


400
300
200
100
0
332.0
314.1
344.0
2001
2002
2003

(For the years ended March 31, 2003, 2002 and 2001)

BUSINESS HIGHLIGHTS

■ Steady progress in our M&A strategy

We promoted three large M&As, focusing on speed, cost and human resources. The purchase of the overseas steel business of Nomura Trading Holdings Co., Ltd. highly contributed to the expansion of our steel service center operation network. It strengthened our Asian business in zinc-coated steel sheets and ushered us into the Vietnamese market. It also reinforced the management of our steel service center operation, as we received human resources from Nomura. By acquiring Nichimen Corporation's steel business lines and combining it with our related businesses, we will strengthen our domestic businesses in stainless steel and specialty steel, automobile-related products and other areas. We also bought the tubular product division of North Star Steel Company in the U.S. with France-based Vallourec & Mannesmann Tubes. This purchase helped us to secure and expand supply source to accommodate the growing market for OCTG.



Our global staff at subsidiaries throughout Asia, the U.S. and Europe

■ Our environment-conscious aluminum recycling business


Primary aluminum ingots
Aluminum products
Recycled aluminum ingots production plant
Aluminum scraps

We have been focusing on the aluminum recycling business as part of our efforts in environmentally-friendly businesses. Producing primary aluminum ingots from bauxites and alumina consumes a large amount of electricity, while it only takes 3% of that amount to produce recycled aluminum ingots by re-melting aluminum scraps, saving an enormous amount of energy. Summit Aluminum Ltd., our subsidiary, is the leader in production of recycled aluminum ingots in Japan, producing 120,000 tons annually. The company contributes to the achievement of a recycling-based society, by producing and selling recycled aluminum ingots that are widely used for car components and aluminum sheets for cans.

Organization

Metal Products Business Unit

- Planning & Administration Dept., Metal Products Business Unit
- Metal Products IT Solution Dept.
- Iron & Steel Division, No.1
  - Plate & Steel Structure Dept.
  - Railway Products, Forging & Casting Dept.
  - Construction Steel Products & Steel Scrap Dept., Tokyo
- Iron & Steel Division, No.2
  - Steel Business Planning & Investment Dept., No.2
  - Steel Sheet & Strip International Trade Dept., No.1
  - Steel Sheet & Strip International Trade Dept., No.2
  - Steel Sheet & Strip International Trade Dept., No.3
  - Steel Sheet & Strip Dept.
  - Stainless Steel, Wire Rod & Speciality Steel Dept.
  - Summit Steel Corporation Sales Dept.
- Tubular Products Division
  - Tubular Products International Trade Dept.
  - Specialty Tubular Products & Titanium Products Dept.
  - Tubular Products Dept.
- Metal Products for Automotive Industries Division
  - Steel Sheet Products & Non-Ferrous Products for Automotive Industries Dept.
  - Steel Tubulars for Automotive Industries Dept.
  - Wire Rod & Speciality Steel for Automotive Industries Dept.
- Non-Ferrous Products & Metals Division
  - Light Metals Products Dept.
  - Light Metals Dept.

Transportation & Construction Systems Business Unit

The strength of the Unit lies in having group companies that are consistently profitable, such as Sumisho Auto Leasing and Oshima Shipbuilding, and in our strong presence in the traditional trade business. We also operate dealerships of automobile and construction equipment in 21 countries, and are expanding our financing business primarily in the area of auto loans.



Shuji Hirose
General Manager, Transportation & Construction Systems Business Unit

BUSINESS STRATEGIES

Reflecting buoyant demand in the vessels business, we received orders for 70 new vessels in fiscal year 2002, the largest number of orders we have ever received in a single fiscal year. Oshima Shipbuilding Co., Ltd., our associated company, turned in strong results as well. We further received orders worth about ¥16 billion jointly with Universal Shipbuilding Corporation for two giant 300,000 ton-class oil tankers for Hong Kong Ming Wah Shipping Co., Ltd.

We established a new subsidiary in the Netherlands for the aircraft leasing business, Sumisho Aircraft Asset Management B.V., and we are securing stable revenues by leasing aircraft owned by the Company chiefly to European airlines.

In the railroad and transportation-related area, we received consecutive orders for large-scale projects in the U.S. and Asia. In the U.S., we received a ¥25 billion order in partnership with Mitsubishi Heavy Industries, Ltd. (MHI) for an automated people-mover system at Washington Dulles International Airport. In Asia, through a consortium of seven companies including MHI, we jointly won a contract worth about ¥100 billion to lay tracks for a high-speed train in northern Taiwan.

In the automobile-related area, Sumisho Auto Leasing Corporation consolidated its business by acquiring Kubota Lease Corporation and the auto leasing business of Kawasho Lavie Corporation. We also expanded our lease finance business overseas through our subsidiaries including Indonesia-based P.T. Oto Multiartha. In October 2002, we established Sumisho Pocket Finance Corporation in partnership with Sanyo Shinpan Finance Co., Ltd. and entered the auto loan retailing business. Sumisho Pocket Finance offers a new type of loan to customers who want to sell their cars before completely repaying their auto loan. Our automobile dealership business, which began full operations in 1992 in Australia, currently has expanded to 19 countries globally. Automobile sales in central and eastern Europe have been especially robust.

As for our construction equipment business, beginning with the establishment of a subsidiary, Komatsu Canada Limited, in 1972, we have built a top-class network of dealerships for Komatsu construction equipment in the U.S. In March 2003, we additionally acquired Mitchell Distributing Company LLC and further strengthened our base in North America. In addition to our strong trade performance in the Middle East and Asia, we operate construction equipment sales companies in Spain, Australia, China and Russia.

Gross Trading Profit (Billions of Yen)



100
80
60
40
20
0
73.0
78.5
86.2
2001
2002
2003

Net Income (Billions of Yen)



6
4
2
0
2.6
4.3
5.6
2001
2002
2003

Assets (Billions of Yen)



800
600
400
200
0
660.5
738.2
764.9
2001
2002
2003

(For the years ended March 31, 2003, 2002 and 2001)

BUSINESS HIGHLIGHTS

■ Order received for a people-mover system at Washington Dulles International Airport

We won a contract together with Mitsubishi Heavy Industries, Ltd. (MHI) to build MHI's automated people-mover system, Crystal Mover, at Washington Dulles International Airport. Phase one of the project, a length of about 3.5 km, is scheduled to be completed in 2008. Plans call for the system to be further extended to a total length of 10 km, and when finished, it should be the world's longest people-mover system at an airport. This project is the third order we have received in partnership with MHI for new airport transportation systems. Others have come from Miami International Airport in the U.S. and Changi International Airport in Singapore. Winning this contract for Washington D.C.'s airport, a major international hub for travel to the U.S., was extremely important in laying a foundation for future orders.


Crystal Mover
Image of MHI's Crystal Mover for Washington Dulles International Airport

■ Expanding our core businesses through M&As


We acquired a Komatsu construction equipment dealership with eight branches in the U.S.

We have strengthened our core automobile and construction equipment businesses through M&As. In the U.S., we acquired Mitchell Distributing Company LLC, a dealership of Komatsu construction equipment that has eight branches in North and South Carolina with annual sales of about ¥9.6 billion, from Marubeni Corporation. Combined with our existing network of dealerships in Canada and the U.S., we now account for 30% of Komatsu's construction equipment sales in North America.

In Japan, our subsidiary, Sumisho Auto Leasing Corporation purchased Kubota Lease Corporation, which is top-class in the forklift leasing business, and the auto leasing business from Kawasho Lavie Corporation. As a result of these activities, the number of vehicles we have for lease has increased from around 173,000 to more than 200,000, making us the second biggest company in the auto leasing industry.

Organization

Transportation & Construction Systems Business Unit

- Planning & Administration Dept., Transportation & Construction Systems Business Unit
- **Ship, Aerospace & Transportation Systems Division**
  - Ship & Marine Project Dept.
  - Aerospace Dept., No.1
  - Aerospace Dept., No.2
  - Transportation Project & Equipment Dept.
- **Motor Vehicles Business Division**
  - Motor Vehicles Business Planning & Coordination Dept.
  - Motor Vehicles Dept., No.1
  - Motor Vehicles Dept., No.2
  - Motor Vehicles Dept., No.3
  - Motor Vehicles Dept., No.4
- **Construction & Mining Systems Division**
  - Construction Equipment Dept., No.1
  - Construction Equipment Dept., No.2
  - Construction Equipment Dept., No.3

Machinery & Electric Business Unit

Overseas, we are focused on electric power projects including investment, infrastructure development projects mainly related to water and energy, and solutions-oriented telecommunication projects. Domestically, we are committed to strengthening our position in the fields of biotechnology and energy.



Kosaburo Morinaka
General Manager, Machinery & Electric Business Unit

BUSINESS STRATEGIES

In fiscal year 2003, we will improve the profitability of power projects through the balanced strengthening of power plant projects (engineering, procurement and construction), power plant investment, and new power-related businesses. In the area of large-scale power plants, construction of a thermal power plant in Indonesia is scheduled to recommence, and following this, we plan to secure more orders primarily in Southeast Asia. In power plant investments, following our major equity participation in Phu My 2-2 (IPP*) in Vietnam and the Hermiston power plant in the U.S., we look for investments in first-class power plants, mainly in the U.S. For new power-related businesses, we are placing our focus on environmentally-friendly and energy-saving business, such as energy service companies (ESCO) in Thailand, solar power modules, and regional air-conditioning business in the Middle East.

In overseas infrastructure and energy projects, we will commit ourselves to securing orders for highly-profitable projects, especially those related to water and energy. In Saudi Arabia and Kuwait, we have been actively working to establish IWPP** for the past few years. In the Middle East, Southeast Asia and Latin America, we are striving to secure order for profitable oil and gas-related projects.

In the area of information and telecommunications, we are expanding and developing our traditional trade business into solutions-oriented businesses, such as Internet-related business and system integration business. We focus on projects rooted in core markets, striking a balance between trade and investment profits. MobiCom Corporation, established in 1995 in Mongolia under alliance with KDDI Corporation, has been steadily increasing its profit and expanding its business area. In April 2002, we formed a capital alliance with KDDI on a new project in Brazil, one of our core markets, in order to bolster our business in the IT and telecommunications markets.

As for domestic business, we plan to maintain our earnings base in conventional machinery and equipment-related businesses while pioneering new growth areas such as biotechnology and new energy. We aim to increase earnings by expanding our businesses in drug discovery, medical care and preventive medicine through SC BioSciences Corporation and bio-venture funds. Given increased deregulation in the power industry and the trend toward CO_2 reduction, we also plan to extend our efforts to fuel cells, micro-gas turbines and co-generation equipment.

*IPP: Independent Power Producer
**IWPP: Independent Water and Power Producer

Gross Trading Profit (Billions of Yen)


40
30
20
10
0
26.5
30.6
28.6
2001
2002
2003

Net Income (Billions of Yen)


4
2
0
-2
-4
-6
-6.0
4.1
1.8
2001
2002
2003

Assets (Billions of Yen)


500
400
300
200
100
0
440.1
421.2
451.2
2001
2002
2003

(For the years ended March 31, 2003, 2002 and 2001)

BUSINESS HIGHLIGHTS

■ IPP in Vietnam: Phu My 2-2 Power Project

Through a consortium established in cooperation with The Tokyo Electric Power Company, Incorporated (TEPCO) and Electricité de France, we are participating in the Phu My 2-2 Project, the first independent power producer (IPP) project in Vietnam. Construction of the 715 MW power plant in the Phu My region, about 50 km southeast of Ho Chi Minh City, has started in January 2003. The plant is scheduled to go on stream in November 2004. Minimal environmental impact and the world's highest level of thermal efficiency is targeted to be achieved by adopting advanced combined cycle technology and using natural gas as the plant's primary fuel. Generated power will be sold exclusively to Electricity of Vietnam for 20 years, after which the plant will be transferred to the Government of Vietnam.



Construction site at the Phu My 2-2 thermal power plant, the first independent power producer in Vietnam

■ SC BioSciences: supporting drug discovery with cutting-edge biotechnology



Yokohama Laboratory of SC BioSciences is outfitted with state-of-the-art bio-science technology and equipment.

SC BioSciences Corporation focuses on genomics, proteomics and bioinformatics. The company is dedicated to be a One Stop Shop for biotechnology, with support for customer implementation of global cutting-edge biotechnologies, a biotechnology-related equipment business, and bio-venture investment and incubation both in Japan and abroad.

SC BioSciences has acquired exclusive sales rights in the Japanese market to several products developed by U.S. bio-ventures, including Quantum Dot Corporation's florescent reagents for cell labeling and Xenogen Corporation's imaging system for monitoring miniscule amounts of light emitted from within the bodies of test animals. In collaboration with the Japanese subsidiary of U.S.-based Ciphergen Biosystems, Inc., the company has been conducting joint sales activities for ProteinChip® Systems, and more recently has initiated protein identification and analysis services at Biomarker Discovery Center in Yokohama.

Organization

- Machinery & Electric Business Unit
  - Planning & Administration Dept., Machinery & Electric Business Unit
  - Machinery & Electric Systems Division
    - Machinery & Systems Dept.
    - Facilities & Systems Dept.
    - Information & Electric Systems Dept.
  - Project Development Division
    - Project Development Dept., No.1
    - Project Development Dept., No.2
  - Power Project Division
    - Power Project Dept., No.1
    - Power Project Dept., No.2
    - Power Project Dept., No.3
    - Power Project Dept., No.4
  - Information & Telecommunication Project Division
    - Information & Telecommunication Project Dept., No.1
    - Information & Telecommunication Project Dept., No.2

Media, Electronics & Network Business Unit

Our activities in media include cable TV, satellite broadcasting and movies. In the area of networks, we are strengthening our hardware and software businesses while pursuing synergies with our media business. Our activities in electronics consist of developing electronic manufacturing services (EMS) chiefly in China.



Nobuhide Nakaido
General Manager, Media, Electronics & Network Business Unit

BUSINESS STRATEGIES

As one of our media businesses, Jupiter Telecommunications Co., Ltd., the cable TV multiple systems operator, has enjoyed a steadily increasing number of subscribers. By the end of March 2003, the number reached 1,626,300, a rise of 20% from the level of a year ago. To boost customer satisfaction and improve profitability, the company plans to promote digitalization measures and bolster its contents business. Jupiter Programming Co., Ltd., a multi-channel operator, will also endeavor to expand its business by creating and procuring appealing content.

In the area of movies, we will continue together with Asmik Ace Entertainment Inc. to produce and invest in quality Japanese films, while reinforcing our distribution business and strengthening video and DVD sales of first-rate foreign films. Additionally, United Cinema Co., Ltd. intends to expand its cinema complex business nationwide.

For networks, we plan to expand our systems-related businesses in response to the growing use of Internet Protocol (IP) and broadband. These initiatives will be led by Sumisho Computer Systems Corporation and Sumisho Electronics Co., Ltd. (SSE). The new SSE, formed through a merger with SC ComTex, Inc., has entered a capital and business alliance with Nissho Electronics Corporation to acquire a bigger share of the telecommunications network market. The alliance could potentially extend to operational and managerial integration. In November 2002, AlphaBridge Corporation launched "PuCa," an automatic online delivery service for broadband content, and will continue to concentrate its investments on planning, producing and delivering broadband content, and Internet marketing.

The electronics market is showing signs of recovery, though cost competition is likely to intensify. We will focus on expanding business in 300mm silicon wafers, blue and white LED chips, and other high value-added areas, as we concurrently search out new value-added components. We will also continue to devote efforts to carbon nanotubes as a future core business.

We further plan to add greater value to our EMS business by boosting purchasing power for components, and by introducing high-density printed circuit board assembly and design techniques to shorten lead time and facilitate mass production. Responding to the transfer of production to China by Japanese electronics manufacturers, Sumitronics Corporation, which has fabless EMS centers all over the Asian region, intends to develop business in northern China in addition to expanding in southern and eastern China.

Gross Trading Profit (Billions of Yen)



50
40
30
20
10
0
49.5
42.0
40.9
2001
2002
2003

Net Income (Billions of Yen)



20
15
10
5
0
15.4
6.3
8.5
2001
2002
2003

Assets (Billions of Yen)



400
300
200
100
0
361.3
291.4
339.2
2001
2002
2003

(For the years ended March 31, 2003, 2002 and 2001)

BUSINESS HIGHLIGHTS

■ Jupiter Shop Channel gains momentum

Jupiter Programming Co., Ltd. participates in the operations of ten companies and a total of 14 channels. Of the ten, Jupiter Shop Channel has achieved exceptionally fast growth, with sales increasing 39% year-on-year to ¥27.6 billion in the fiscal year ended December 2002. It enjoys the top position in the industry with a share of approximately one-fourth of the TV shopping market. The number of subscribers has grown to 15.55 million as of the end of March 2003, up 29% from the end of 2001. Shop Channel displays as many as 700 domestic and foreign items every week on its 24-hour, 365-day broadcast, and has won strong support, especially from housewives. As a leading company in the rapidly growing TV shopping market, we are looking to further expand our operations potentially through alliances with terrestrial broadcasting companies.



The Jupiter Shop Channel broadcasting studio

■ Our movie-related business



The United Cinema multiplex-theater in Iruma, Japan

We hold an equity interest in United Cinemas Co., Ltd., a company that manages cinema complexes. In the fiscal year ended December 2002, the company became profitable, owing in part to growth in the cinema market. In spring 2004, it will open a new cinema complex with nine screens located near Toshima-en in Nerima-ward, Tokyo. This will be United Cinemas' eleventh cinema complex, but its first in the central area of Tokyo. With 1.2 million people in this market area, the company targets profits for the new complex in its first year.

We have also been successful in our film-making and investment businesses. A film in which we invested, *"Tasogare Seibei"* ("The Twilight Samurai"), won the 2002 Japan Academy Award, and three films, including *Ping Pong*, a film produced by the group company Asmik Ace Entertainment Inc., were also awarded for their excellence.

Organization

- Media, Electronics & Network Business Unit
  - Planning & Administration Dept., Media, Electronics & Network Business Unit
  - Media Division
    - Visual Media Dept.
    - Cable TV Dept.
  - Network Division
    - Information & Telecommunications Dept.
    - Network Business Dept.
    - Network Systems Dept.
  - Electronics Division
    - Electronics Dept.
    - Electronic Materials & Equipment Dept.

Chemical Business Unit

We are committed to pursuing new business opportunities by shifting our resources into advanced, cutting-edge fields, such as new materials, electronics, biotechnology and medical care, and into overseas businesses, especially in China. In plastics and organic chemicals, we continue to concentrate our resources in highly profitable areas.



Hironori Katoh
General Manager, Chemical Business Unit

BUSINESS STRATEGIES

Demand in Asia is expected to grow for inorganic and specialty chemicals, especially for chemicals related to electronics materials. We plan to increase profits from lithium-ion rechargeable batteries by seizing opportunities of localization as well as reinforcing packaged exports of materials to Korea and China. In electronics material chemicals, we are targeting the top position in the industry by implementing a supply chain management (SCM)-based batch delivery system, which we have been promoting in Taiwan and China. We are also building a new business in China for phosphorus- and fluorine-related chemical materials. Further, we intend to secure stable earnings in the sulfur and sulfuric acid with a main focus on the Swiss-based Interacid Trading S.A. In the hydrogen-related business, Sumisho Air Water Co., Ltd. developed Japan's first mobile hydrogen gas station, which has been adopted by Toyota Motor Corporation and Nissan Motor Co., Ltd. We are extending sales of the station to transportation agencies and local governments, developing it, alongside fixed hydrogen gas stations, into a centerpiece of our hydrogen business.

In the life science business, the ability to supply higher quality products at lower cost is the key to our competitiveness. We are working to secure outsourcing businesses for active pharmaceutical ingredients, intermediates and formulations from pharmaceutical companies in Japan, the U.S. and Europe, in cooperation with Summit Pharmaceuticals companies in the U.S., Europe and China. Summit Pharmaceuticals International Corporation, which specializes in supporting drug discovery and biotechnology research, will expand its business with the aim of future IPO. We will also continue to expand the electronic medical record business of Apius Co., Ltd., as well as develop other new medical businesses. In agricultural chemicals, we aim to expand our world-wide sales and marketing network through alliances with domestic and overseas manufacturers.

Given the growing demand for plastics and organic chemicals in China and Southeast Asia, we allied with a local firm and entered the high-quality vinyl chloride business in China. In the U.S., Cantex Inc., which owns a 30% market share in PVC conduits for electric wires, will introduce new products and boost sales of molded products less affected by market fluctuations, to stabilize and increase earnings. Sumitomo Shoji Plastics Co., Ltd., having integrated its businesses with Sumisho Plaschem Co., Ltd., plans to further improve operational efficiency while reinforcing its earning power through exports to China.

Gross Trading Profit (Billions of Yen)


30
28.9
25.5
23.6
20
10
0
2001
2002
2003

Net Income (Billions of Yen)


3
2.9
2
1.9
1.1
1
0
2001
2002
2003

Assets (Billions of Yen)


250
225.0
200
204.8
186.5
150
100
50
0
2001
2002
2003

(For the years ended March 31, 2003, 2002 and 2001)

BUSINESS HIGHLIGHTS

■ Accelerating businesses in China

In the eastern region of China, where Taiwanese and Japanese semiconductor and liquid crystal display manufacturers are concentrated, we led the way establishing a SCM-based system for batch delivery of chemicals used for electronics materials. In addition, we founded Summit Electro-Materials Sales Co., Shanghai, Ltd., a company specializing in sales of chemicals for electronics materials. We are committed to raising our share of the market, endeavoring to realize sales of ¥10 billion in five years. To achieve this target, we plan to utilize our know-how, our market- and customer-based information network, and the professional analytical skills we acquired in Taiwan, where we have operated a similar company since 1996.



Summit Electro-Materials Sales in Shanghai supplies high-purity chemicals for the evolving electronics industry in China.

Our pharmaceuticals business has four global operation centers: in Japan, the U.S., Europe and now in China, with the establishment of Summit Pharmaceuticals China Ltd. The new company in Shanghai will collaborate with a number of Chinese companies, manufacturing pharmaceutical raw materials and intermediates, to provide toll manufacturing service in China for Japanese, U.S. and European pharmaceutical companies according to their particular needs. We have also established a local quality control system to meet their quality standards. With deregulation of pharmaceutical sales by foreign companies in China in sight, we are preparing for distribution of foreign pharmaceutical companies' products in China as well. We plan to expand our business to achieve sales of US$100 million in five years.

We acquired an interest in Sanshui Changfeng Plastics Co., Ltd, the first company in China to produce high-quality vinyl chloride films. The allied company is a subsidiary of China's major plastic film maker Foshan Plastics Group Co., Ltd., a company with whom we have a joint venture in Wuxi. We plan on producing a total of 20,000 tons of transparent film, semi-rigid film and rigid film annually. China has been relying on imports of these high-quality films for which demand has been rapidly increasing as China's living standards have risen. By absorbing this growing demand, we plan to achieve sales of ¥3 billion in three years time.



Sanshui Changfeng Plastics will produce 20,000 tons of high-quality vinyl chloride film per year in China.

Organization

- Chemical Business Unit
  - Planning & Administration Dept., Chemical Business Unit
  - Performance Chemicals Division
    - Inorganic Chemicals Dept., No.1
    - Inorganic Chemicals Dept., No.2
    - Specialty Chemicals Dept.
    - Medical Science Dept.
    - AgriScience Dept.
  - Plastics & Organic Chemicals Division
    - Plastics Dept.
    - Organic Chemicals Dept.

Mineral Resources & Energy Business Unit

We are concentrating investment of our resources on the following three areas: acquisition of interests for natural resource development, mainly in coal, oil, and liquefied natural gas (LNG), new business fields such as electricity retailing and new technology-related businesses, and the upgrading of our trading capabilities.



Naoki Kuroda
General Manager, Mineral Resources & Energy Business Unit

BUSINESS STRATEGIES

Our coal business is driven by the Oaky Creek coking coal project in Australia, in which we hold a 15% interest. Another Australian mine at Hail Creek in which we hold a 2.67% interest is expected to contribute to profits from fiscal year 2004. We intend to expand business by acquiring additional interests in coal mines in Australia, China and Russia, and through trade and investment in rare metal resources.

Profits from the Batu Hijau copper and gold mine development project in Indonesia have increased considerably on a local basis, owing to improved operational efficiency and cost reduction. The project is expected to contribute to consolidated profits beginning in fiscal year 2003. We plan to increase its value by further raising profitability and by exploring surrounding areas for additional mines.

In our upstream oil business, we plan to acquire production and exploration interests in oil fields and invest in foreign oil development companies, pursuing synergies with crude oil trading and expansion of our earnings base. Domestically, we will maximize trading profits by utilizing Nansei Sekiyu Co., Ltd. (partly-owned refiner) and Sumisho Oil Corporation.

For LNG, we will actively work to acquire interests in gas fields and expand our business by leveraging LNG Japan Corporation, a company established jointly with Nissho Iwai Corporation in 2001 that handles about 30% of Japan's total annual LNG imports.

We operate a "full stream" business in liquefied petroleum gas (LPG), with activities from imports to domestic distribution. We are enhancing our capabilities in overseas trade, based on contracts with Middle East oil-producing countries, and in domestic supply-demand adjustment trading. Sumisho Ekika Gas Kaisha, Ltd. and Sumisho Daiichi Sekiyu Gas Kaisha, Ltd. supply LPG to about 800,000 households in Japan (140,000 are direct sales), and will continue to work to acquire additional direct sales rights.

In the electricity retailing business, our subsidiary Summit Amagasaki Power Corporation started operation of our power station in November 2002, boosting the power supply capacity of Summit Energy Corporation, a joint venture set up in 2001 with Sumitomo Joint Electric Power Co., Ltd. We are also building our own power plants in Fukushima and Niigata prefectures and planning to build another in Chiba prefecture, to expand electricity retailing business in eastern part of Japan. We expect them to begin operation in 2004.

Additionally, we are devoting efforts to a high-temperature gas reactor project in South Africa, businesses related to new technologies such as carbon nanotubes, and environmentally-friendly businesses such as wind power generation and fuel cells.

Gross Trading Profit (Billions of Yen)


40
30
20
10
0
30.1
30.1
31.6
2001
2002
2003

Net Income (Billions of Yen)


4
2
0
-2
-4
-6
-8
-7.1
2.4
3.9
2001
2002
2003

Assets (Billions of Yen)


400
300
200
100
0
252.1
266.7
309.5
2001
2002
2003

(For the years ended March 31, 2003, 2002 and 2001)

BUSINESS HIGHLIGHTS

■ A top-class supplier of the rare mineral resource Manganese

Manganese is a rare mineral resource essential to steel production that is unevenly distributed throughout the world, with 80% of total reserves concentrated in South Africa. With the end of apartheid in 1994, we partnered with Assmang Limited, a mineral resource company in South Africa that owns the world's leading supply of manganese ore in terms of reserve amount and quality. As their exclusive agency, we have been expanding sales of their manganese ore in Japan and in other Asian countries, and have long ranked at the top in sales to ferroalloy manufacturers and steel companies in Japan.

Together with Assmang, we established a company in South Africa that manufactures medium and low carbon ferromanganese, and sell them in the U.S. and South America. Handling both raw materials like manganese ore and products such as ferroalloys, we are developing our business on a global basis.



Vertical Shaft at Nchwaning Manganese Mine, in South Africa

■ Investment in oil field development



Floating Production Vessel operating in North Sea, U.K.

In an effort to optimize our portfolio of oil and natural gas businesses, we are actively involved in medium-term projects for oil development and long-term projects for LNG. While our upstream oil business had been concentrated on exploration, we are now aiming at acquiring production and exploration interests in oil fields in Asia, Oceania, the North Sea, the U.S. and other locations. Further, we plan to obtain oil-producing assets for various grades to which we can apply our capabilities in crude oil trading, targeting profits by combining upstream and midstream businesses. We increased our stake (96.3%, as of July 2003) in Sumitomo Petroleum Development Co., Ltd., a company established in 1973 primarily by Sumitomo Group companies. We expect it to be helpful to our oil development businesses through its upstream expertise and technologies, which were gained over the years working in crude oil production in the North Sea and the Middle East.

Organization

- Mineral Resources & Energy Business Unit
  - Planning & Administration Dept., Mineral Resources & Energy Business Unit
  - Mineral Resources Division
    - Coal Dept.
    - Iron Ore & Ferroalloys Dept.
    - Batu Hijau Project Dept.
    - Non-Ferrous Metals & Raw Materials Dept.
    - Rare-Metals & Battery Dept.
  - Energy Division, No.1
    - Oil & Gas Planning and Development Dept.
    - Petroleum Overseas Trading Dept.
    - Petroleum Products Dept.
    - Liquefied Petroleum Gas Dept.
  - Energy Division, No.2
    - Energy Business & Project Development Dept.
    - Nuclear Energy Dept.
    - Carbon Dept.

Consumer Goods & Service Business Unit



Kenichi Nagasawa
General Manager, Consumer Goods & Service Business Unit

Changes in the needs and behavior of Japanese consumers provide us with the chance to take advantage of new business opportunities. We intend to expand core businesses through M&As and strategic partnerships, and to increase returns by aggressively pursuing synergies between our retail and trade businesses.

BUSINESS STRATEGIES

Our Business Unit is committed to expanding its businesses by investing primarily in the areas of food and foodstuffs, textiles, and supermarket chains.

Leveraging our strong downstream presence in supermarkets and other areas, the Foodstuff & Fertilizer Division is consolidating and expanding its upstream businesses through equity participation and M&As. In fiscal year 2002, we consolidated the managements of Yoshihara Oil Mill, Ltd., in which we are the largest shareholder, and Honen Ajinomoto Oil Mills, Inc. We also forged a capital and business alliance between Nisshin Sugar Manufacturing Co., Ltd. and a subsidiary, Shinko Sugar Co., Ltd. Additionally, we integrated the meat, fruits and vegetables, and processed foods departments into the new Fresh & Processed Food Department, which markets fresh foods, by utilizing our advantage in traceability, to hone in on the needs of consumers and mass merchandisers.

The Textile Division acquired an interest in Renown Inc. and expanded our apparel business by integrating the new partner's strengths in product planning and sales with our logistical capabilities. In April 2003, we merged Sumisho Fine Goods Corporation and Sumisho Interior Co., Ltd., to become the top specialized trading company in the housing-related area and interiors. The new company, Sumisho Interior International Inc., is able to offer a comprehensive array of services, from interior finishing and decoration work to wholesale of interior-related products. Downstream, we intend to increase business with mass merchandisers, taking advantage of our production facilities in China, Vietnam and other overseas locations. These initiatives include a private brand business for The Seiyu, Ltd., a mass merchandiser in which we hold equity.

Working to expand our brand business, the Retail & Consumer Service Division opened a second flagship store of Coach Japan Inc. in Tokyo's Shibuya district in April 2003. We are also exerting efforts to build Sumisho Drugstores Inc., established in April 2002, into a chain of 100 drugstores with prescription departments by consolidating our drugstore operations. In the supermarket business, we also strengthened our cooperative relationship with Wal-Mart Stores, Inc. and Seiyu. Pursuing synergies with the raw materials and products businesses of the Foodstuff & Fertilizer and Textile Divisions, we are developing the supermarket chains of Summit Inc. and Mammy Mart Corporation, while expanding our business base by forming capital alliances with other mid-sized supermarkets in the Tokyo Metropolitan area.

Gross Trading Profit (Billions of Yen)


100
80
60
40
20
0
77.9
81.9
86.0
2001
2002
2003

Net Income (Billions of Yen)


6
4
2
0
3.0
5.1
5.3
2001
2002
2003

Assets (Billions of Yen)


300
200
100
0
269.3
277.4
271.5
2001
2002
2003

(For the years ended March 31, 2003, 2002 and 2001)

BUSINESS HIGHLIGHTS

■ Traceability* initiatives

As consumers increasingly come to prioritize safety, reliability and healthiness, and prefer genuine, branded products, they are looking beyond price, attaching more importance to function and quality, and buying more high value-added and differentiated products. Positioned close to consumers, we have always been ahead of such trends, especially in the area of food. Utilizing the expertise we have acquired from operating the Summit chain of supermarkets, we are developing products that meet consumer needs and building supply chains from producers to supermarkets. For imported foods, such as pork from the U.S., bananas from the Philippines, and vegetables from China, we supervise producers on the use of feedstuff, fertilizer and agricultural chemicals. Moreover, we own our own domestic food processing and delivery facilities, and have a system to manage and record the entire distribution process, enabling us to supply safe, reliable and healthy products to mass merchandisers and consumers. Pursuing synergies with existing businesses, we will continue to expand the range of our activities, as we add U.S. beef, seafood and more to our lineup of products.

Seeking to complement the sales activities of product divisions and Group retail companies, we formed an inter-divisional project team to promote business with mass merchandisers. The team members are focused on increasing sales to supermarkets in which we hold equity, as well as to other food retailers in the Tokyo Metropolitan and Kansai areas, introducing products with high levels of traceability. We are also making efforts to develop new products and materials that meet the needs of these stores and to build a business model that promotes continued expansion.

*Traceability: a system that tracks product information covering from raw materials to production and retail.


178

Philippine bananas: from the plantation in Davao to Summit supermarket


98
98

U.S. pork: from Smithfield Farm to Summit supermarket

Organization

- Consumer Goods & Service Business Unit
  - Planning & Administration Dept., Consumer Goods & Service Business Unit
  - Foodstuff & Fertilizer Division
    - Planning & Development Dept. (Foodstuff & Fertilizer)
    - Fertilizer Dept.
    - Fresh & Processed Food Dept.
    - Coffee & Alcholic Beverages Dept.
    - Grain Dept.
    - Feedstuff Dept.
    - Oils & Fats Dept.
    - Sweeteners & Starch Dept.
  - Textile Division
    - Apparel Dept., No1, Tokyo
    - Apparel Dept., No2, Tokyo
    - Interior & Industrial Materials Dept.
  - Retail & Consumer Service Division
    - Retail & Consumer Service Dept.
    - Direct Marketing Dept.
    - Jewelry Dept.

Materials & Real Estate Business Unit

In the materials business, we are consolidating top ranking business lines, while working to bring other businesses up to the top rung. In the real estate market, we are developing new businesses and further shifting our resources into higher profit-generating areas.



Hironori Katoh
General Manager, Materials & Real Estate Business Unit

BUSINESS STRATEGIES

We intend to consolidate our top position in the cement trading business by acquiring ready-mixed concrete makers and reinforcing our logistical capabilities.

We are the leader among trading companies in the Russian timber import business including processing, and plan to further expand as we support our local partner OAO Terneyles in a new forest development project in northeastern Russia.

In the building material business, we will reinforce our sales force to increase our market share. In addition to establishing Sumisho & Mitsuibussan Kenzai Co., Ltd., we have formed partnerships with IG Kogyo Co., Ltd., a top metal siding manufacturer, and Nichiha Corporation, a top cement fiber products manufacturer.

We rank third among trading companies in trading volume for woodchips used for pulp. Beginning in April 2003, shipments from Volterra S.A., a joint reforestation project in Chile with Nippon Paper Industries Co., Ltd., will further boost our trading volume. We boast the highest ratio of chips made from reforested trees, which will be enhanced from 85% to 90%.

We are devoting efforts to the Chinese market for our pulp business, acquiring a stake in a China-based corrugated paper factory owned by Rengo Co., Ltd. We are also considering entering the used paper and flexible packaging materials business there. In Japan, we intend to further expand our yard operation in our top-ranking used paper business.

We are the industry leader in tire exports. Under the slogan "expansion into distribution," we are growing the downstream business of the U.S. subsidiary Treadways Corporation, and promoting sales activities in the Middle East and other regions.

In the real estate market, we focus on fee-based planning and development businesses, such as complex, large-scale development projects and real estate investment funds. To expand our business without increasing long-term fixed assets, we will also promote the building development and resale business and the building revitalization business. We are also improving the efficiency of operating funds by utilizing special purpose companies (SPC). In the rental business, we are striving to improve the occupancy rate of office buildings, focusing on the central business district of Tokyo. In housing sales, we continue to focus on high quality, conveniently located properties to meet the continued rise in demand for quality inner-city housing. To reinforce our commercial complex management business, we established the Retail Facilities Department as an operational vehicle, following the nationwide business expansion of Sumisho Urban Kaihatsu Co., Ltd.

Gross Trading Profit (Billions of Yen)


50
40
30
20
10
0
37.0
42.6
48.4
2001
2002
2003

Net Income (Billions of Yen)


4
2
0
-2
-4
-3.7
3.0
1.6
2001
2002
2003

Assets (Billions of Yen)


600
400
200
0
524.8
480.3
449.6
2001
2002
2003

(For the years ended March 31, 2003, 2002 and 2001)

BUSINESS HIGHLIGHTS

Participation in IG Kogyo's management

We are responding to intensifying competition in the housing-related building materials market by making strategic investments in first-class manufacturers, identifying and developing technologies, and jointly expanding businesses. As part of such efforts, we began participating in the management of IG Kogyo Co., Ltd., the top manufacturer of metal siding, and entered a three-way partnership with Nichiha Corporation, the top manufacturer of cement fiber products in Japan. By integrating Nichiha's superior skills, product development and sales with our integrated corporate strength, we plan to commercialize IG Kogyo's expertise and the 5,000-plus patents it holds. Together with group company Sumisho & Mitsuibussan Kenzai Co., Ltd., the leading trading company for building materials, partnership with these two top siding manufacturers has greatly increased our competitiveness in the housing-related building materials market, which includes the growing remodeling market.



The Sagae Plant, the main plant of the top metal siding manufacturer IG Kogyo

Condominium business initiatives in the Tokyo Metropolitan Area



Tokyo Twin Parks: a 47 story-high condominium complex with 1,000 units centrally located in Tokyo

As a part of the Construction and Real Estate Division, the condominium business contributed to profits by achieving sales of ¥30.7 billion in fiscal year 2002. This success can be attributed to our focus on properties that meet the strong demand for condominiums in central Tokyo, and on super-high-rises, such as "Tokyo Twin Parks" in Shiodome and "Shirogane-dai Front."

We have formed a new business structure by utilizing an SPC for a condominium project in Minami-Azabu 5-chome area on a 7,300 m² site. The SPC has been set up so that we are the primary developer and Orix Corporation is the main investor. This scheme allows us to reduce the amount of long-term fixed assets, secure profits to some extent, and improve the efficiency of the operating fund. It is the second project for which we have used such a scheme.

Organization

Materials & Real Estate Business Unit

- Planning & Administration Dept., Materials & Real Estate Business Unit
- Materials & Supplies Division
  - Cement Dept.
  - Lumber & Building Materials Dept.
  - Woodchip Dept.
  - Pulp & Paper Dept.
  - Tire Dept.
- Construction & Real Estate Division
  - Real Estate Planning & Development Dept.
  - Building & Overseas Real Estate Business Dept.
  - Retail Facilities Dept.
  - Housing Development Dept.
  - Real Estate Business Dept., Osaka
  - Urban Development & Construction Dept., Osaka
- General Construction Development & Coordination Dept.

Financial & Logistics Business Unit



Tadahiko Mizukami
General Manager, Financial & Logistics Business Unit

We promote businesses in the areas of finance, logistics, insurance, and overseas industrial parks. Amid fierce competition, we will bolster our competitiveness by providing high value-added services and, where advantageous, by partnering with firms in specialized fields, as we continue to develop businesses by maximizing our integrated corporate strength.

BUSINESS STRATEGIES

In the area of finance, we aim to develop a value-added, profitable approach leveraging our business foundation and functions as an integrated trading company that distinguish us from financial institutions. In the commodities trading business, our strategy has been to extend our products lineup into crude oil and petroleum products in addition to precious and base metals. Our energy trading line has now become a strong profit driver. New areas such as weather derivatives, fuel price hedging products, and trading in greenhouse gas emission allowances and credits are also steadily yielding results. Thus, we have been consolidating our position as a comprehensive derivative house, and will further expand our market and customer bases. We are also strengthening our sales activities in the investment advisory business to increase the size of the alternative investment fund managed by Sumisho Capital Management Co., to a target of ¥50 billion. We further plan to invest in companies and funds for which we can maximize their value by utilizing our integrated corporate strength and also continue to offer M&A advisory services both within and outside the Company.

Amidst a growing need for global logistics to and from Asia, we focus on global components procurement logistics for manufacturers shifting production to overseas and on third party logistics (3PL) for domestic mass merchandisers. In global procurement in areas such as machinery components, we provide supply chain management (SCM) enhanced by our domestic and overseas logistics centers, international transportation network and an Internet-based order and cargo tracking system. We have been strengthening these services through local partnerships in China, Thailand, Vietnam, Indonesia and other Asian countries, as demand for intra-regional distribution has grown. For Japanese domestic mass merchandisers and supermarkets, we provide 3PL services through the domestic logistics centers operated by a subsidiary, All Trans Co., Ltd., including comprehensive management services based on our in-house information system.

In the industrial park business, we are now focusing on the Thang Long Industrial Park in Vietnam (phase 2 construction to be completed in September 2004) and the Wuxi Huayou Industrial Park in China. Through these projects, we also provide comprehensive support for clients, from the supply of materials to sales of finished products and total transportation.

Gross Trading Profit (Billions of Yen)


20
15
10
5
0
13.4
14.5
15.5
2001
2002
2003

Net Income (Billions of Yen)


2.0
1.5
1.0
0.5
0
1.3
1.3
2.0
2001
2002
2003

Assets (Billions of Yen)


200
150
100
50
0
114.5
152.5
161.5
2001
2002
2003

(For the years ended March 31, 2003, 2002 and 2001)

BUSINESS HIGHLIGHTS

■ Energy-related derivatives as a new area of our commodities business

We provide our customers with derivative products that suit their risk profiles and requirements. Our advantages as an integrated trading company include expertise gained through commodities trading and the ability to collect timely information on a global basis. We offer weather derivatives and fuel price hedging products, as well as products that combine a variety of derivative types into tailor-made structures.

We are also promoting greenhouse gas emissions business, ahead of compulsory emissions reductions slated for 2008. Through our equity participation in Natsource Japan Co., Ltd., we are adding to our expertise and experience in this area. Recently, we have signed a purchase agreement with a Slovakian company for their emission allowances, the world's first deal guaranteed by the government.



Our dealers dealing in various commodities including gold, platinum, crude oil, petroleum products and corn

■ Establishing logistics network in China, the World's Factory



Comprehensive management service based on information system
Logistics centers in Japan
All Trans Co., Ltd.
Import and delivery
Vendors in China
International transportation
Cargo collection, quality inspection, sorting, returning inferior goods
Logistics centers in China
Stores in Japan

The 3PL scheme for apparel and sundries : an outsourcing service that handles comprehensive logistics operations

Anticipating rapid growth in demand for logistics in China, we are establishing integrated logistics service network. Our broad array of functions cover quality inspections, labeling, sorting, inventory management and an Internet-accessible information service which provides our customers with real-time information of inventory quantity, cargo tracing and quality inspections results. Our recent developments of logistics centers started in Shenzhen, then in Shanghai where we established the first foreign majority-owned international forwarding company in March 2003. We opened another logistics center in Tianjin in April. In August, we will launch a logistics company jointly with the city of Wuxi, where we have been developing an industrial park.

Additionally, the small cargo delivery service in Shanghai is steadily growing which started its operation in November 2002 in partnership with Sagawa Express Co., Ltd. We are preparing to expand this service in Beijing.

Our logistics network consists of seven business hubs and covers northern, eastern and southern China.

Organization

- Financial & Logistics Business Unit
  - Planning & Administration Dept., Financial & Logistics Business Unit
  - Financial Service Division
    - Financial Business Dept.
    - Investment Development Dept.
    - Commodity Business Dept.
  - Logistics & Insurance Business Division
    - Logistics Business Development Dept.
    - Tokyo Logistics Dept. No. 1
    - Tokyo Logistics Dept. No. 2
    - Insurance Business Dept.
    - Overseas Industrial Park Dept.

Domestic Offices and Subsidiaries



The Shiga Plant of Sumisho Steel Sheets Works, equipped with cutting-edge steel processing facilities



Parking lot
Owner/Manager of the parking lot
Card IN
Card OUT
Credit cards
User verification
Usage data
Setting parking fee
Sales information and payment
Invalid data
Monthly sales report
Credit card issuer
CAPPI service center

Flow chart of Cashless Parking System, "CAPPI (Cashless Parking Promoting Initiative)"



No.108 CHUNG WON collecting sea sand

We will strive to consolidate existing businesses and develop new ones that match regional characteristics by harmonizing product and regional strategies.

Kansai Regional Business Unit

Sumisho Steel Sheets Works Co., Ltd. is the largest steel service center in western Japan and is a strategic focus of our steel processing business. In April 2002, it newly opened a plant with a production capacity of 6,500 tons per month in Shiga prefecture on a 12,563 m^2 site. We are now able to better respond to the steel processing needs of customers in Shiga and Mie prefectures, whom we previously served out of our main facility in Osaka. In addition, we installed a tailored-blank welding system in the new plant, a new technology that facilitates the reduction of automobile weight. While this system is not uncommon at automaker plants, we were one of the first in Japan to install it in a steel service center. Doing so has enabled us to offer value-added products and has earned us high marks from auto manufacturers. These developments have reinforced our business in the Kansai Area, which now has three steel service centers—our main plant in Osaka, Fukusaki Coil Center in Hyogo and the new Shiga Plant—that together cover the entire region.

Chubu Regional Business Unit

In addition to our traditional domestic businesses, we are strategically developing and creating new businesses in response to the changing times.

In August 2002, we established C-Systems Inc. to promote sales of automobile cashless parking systems that accept credit cards. Following our acquisition of a Hamamatsu-based trading company specializing in machinery, we also established SC Machinery & Service Co., Ltd. in December 2002, a sales company for automobile-related equipment and factory automation products. We will draw on our integrated corporate strength and continue to focus on new business areas in an effort to deliver higher profits.

In the automobile industry, we are actively supporting component manufacturers and other firms that are shifting operations abroad, and in some cases acquiring stakes in them. Responding to growing environmental awareness and the trend toward hybrid cars and lightweight automobiles, we handle strategic products such as magnets and coils used in hybrid cars, and aluminum products that help reduce weight.

For the aircraft industry, we are targeting large orders for next-generation sky truck and other projects by leveraging our leading position in supplying materials to manufacturers among the trading companies.

Kyushu-Okinawa Regional Business Unit

At the Fukuoka central office and throughout our network of seven other offices including Nagasaki and Okinawa, we are making efforts to identify new businesses as well as to expand existing ones as we integrate product and regional strategies.

Seeking to take advantage of Fukuoka's geographical proximity to Asia, the region's mild climate suitable for producing primary products, and changes in the industry pointing to production of 1.2 million automobiles in northern Kyushu, we launched three inter-divisional teams: the China Business Promotion Team, the Agriculture, Forestry and Fishery Project Team, and the Automobile Project Team. We plan to improve profitability through business activities that best match regional characteristics.

Together with local and Korean firms, we established a company that collects, transports and sells sea sand for reclamation of harbors in Korea. This has provided us with an excellent opportunity to further expand our Korea business. We will actively engage in trade and investment activities by utilizing our resources to the full and by leveraging our integrated corporate strength on a worldwide basis.

Overseas Offices and Subsidiaries

Our inter-regional unified management system leverages strategic investments and integrated corporate strength to expand and strengthen our businesses world-wide.

America

The U.S. economy failed to enter a full-fledged recovery in 2002. However, we made several large acquisitions to further expand the Group's earnings base. In order to consolidate our business in steel pipe sales to major oil companies, we partnered with the French steel pipe manufacturer Vallourec & Mannesmann Tubes to acquire the tubular pipe division of North Star Steel Company from Cargill, Inc. The new venture made a new start under the name V&M Star. We also acquired a 25% interest in a power plant in Hermiston, Oregon owned by PG&E National Energy Group in an effort to gain ground in the U.S. power market, the world's largest. Further, we are steadily developing businesses that leverage the Group's wealth of experience and expertise in other regions of the Americas. These initiatives include working with a local firm to establish an auto financing business in Monterrey, Mexico. Under the AA Plan, we will invest our management resources to reinforce our earnings base, strategically focusing on further development of core and related businesses and on business expansion in the Americas.

Europe

Poland, the Czech Republic and Hungary account for 80% of the population and GDP of the ten countries joining the EU in May 2004, and are developing into Europe's production base. Expectations are high for expansion in these counties, with European, American and Japanese auto manufacturers and car component makers transferring production to the region. Armed with a unified management strategy for all of Europe, Sumitomo Corporation Europe is responding to such trends by utilizing our integrated corporate strength and our network of offices in 13 countries, 16 cities. We opened an office in Krakow, Poland at the end of 2001, the first Japanese trading company to do so. In the Czech Republic, we became the first Japanese company to be designated a main partner of the Association for Foreign Investment by the Investment Agency. We are also actively engaged in attracting other Japanese firms to central Europe and in supporting their operations there. In addition, we made the decision in December 2002 to establish a steel service center in the Czech Republic, and have acquired a stake in NGK Insulators Polska. We will further expand our businesses by utilizing our Europe-wide strategy to selectively allocate resources.

China

China's economy grew dramatically during the thirteen years until 2002, the term of office of former President Jiang Zemin. Its GDP now ranks sixth and inward investment first in the world. China is increasingly becoming attractive not only as a global production base but also as an enormous market, with purchasing power growing along with the expansion of the middle class. Given this environment, we are promoting unified management for our offices in northern, eastern and southern China to effectively utilize our integrated corporate strength and improve management efficiency.

We are also enhancing our logistics capabilities in anticipation of future growth, having established logistics centers in Shenzhen, Shanghai, and Tianjin. In addition, we are planning to unremittingly expand our business lines in China by increasing transactions with emerging private companies and existing clients, and by collaborating with other overseas offices in Southheast Asia and elsewhere.

Additionally, we invested in Sanshui Changfeng Plastics Co., Ltd., a PVC film manufacturer, Sumi Long Nanotechnology Materials Co., Ltd., an anti-static material maker, Wuxi Huayou Industrial Park, Sumitronics Shanghai Co., Ltd., a provider of electronics manufacturing services, and Summit Pharmaceuticals China Ltd., a domestic seller and exporter of pharmaceutical intermediates.



Steel pipe production line at V&M Star



The construction site in Humpolic, Czech Republic, reserved for our new steel service center



General Mannager for China at the opening ceremony of Sumilong Nanotechnology Materials

Initiatives for Environmental Conservation

As part of our responsibility to society, Sumitomo Corporation Group actively addresses environmental issues under its Activity Guidelines "to attach great importance to protecting the global environment." Sumitomo Corporation and its group companies strictly comply with environment-related laws and regulations in their business activities, while focusing on reducing adverse impacts on the environment, based on the international standard ISO14001 Environmental Management System.

We are also involved in environment-related businesses both in Japan and overseas. These include recycling businesses and initiatives to reduce the production of greenhouse gases in order to prevent the global warming that may cause a rise in sea level.

Environmental Management System

Our Tokyo and Osaka offices were certified under ISO14001 in 1999. Through multi-site registration, 36 group companies in addition to our domestic offices have also been certified under Sumitomo Corporation's certification as of June 2003. As required by the ISO14001 Environmental Management System, Sumitomo Corporation and its group companies are making continuous efforts to reduce environmental impacts.

Environment-related Projects

Sumitomo Corporation Group plays an important role in promoting projects around the world that reduce the potential burden on the environment, including preventing global warming.

In Japan, for example, we are developing power generation business using renewable energy source including wind power and biomass such as wood, to reduce the consumption of oil and coal that produces CO_2, a greenhouse gas.

Overseas in Asia and the Middle East, we are promoting energy-saving projects that help improve the efficiency of electric power consumption at business sites such as manufacturing plants as well as hotels and other facilities. Higher efficiency reduces the amount of fossil fuels used, helping to prevent global warming in another way.

We also promote environmentally-friendly businesses leveraging our various capabilities as an integrated trading company. The Kyoto Protocol, which Japan ratified, requires the reduction of greenhouse gases during the period from 2008 to 2012. At the same time, the Protocol allows the trade of greenhouse gas emission allowances and credits in order to facilitate international cooperation in mitigating global warming. We were one of the first among Japanese companies to purchase these gas emission allowances and credits. Additionally, we are focusing on creating new businesses such as combining gas emission allowances and credits with import contracts for coal, one of the major sources of CO_2.



A scale system installed on the basement of our headquarters building to weigh waste categorized by bar codes



Seminar on laws regarding waste disposal and container recycling, hosted by the Global Environmental Dept.

Our fundamental contribution to society is through our business, but we also prioritize active involvement in local communities and society at large. As we state in our Activity Guidelines, we are committed to "contribute to society as a good corporate citizen." These activities tie into goals outlined in our Management Principles to "achieve prosperity and realize dreams" and to materialize "respect for people." Our activities for each year are deliberated by the cross-divisional Committee for Promoting Social Contributions.

Social Contribution Activities

1. Scholarship programs

1) Sumitomo Corporation Scholarship

To commemorate the 50th anniversary of the Company's start in trading, in 1996 we began extending scholarships to students in 38 universities and graduate schools in 17 Asian countries. We are currently providing scholarships to about 900 students a year. Some of our scholarship recipients are already working as active candidates for leadership of the next generation in various countries.

2) Sumitomo Corporation Fellowship

Since 1991, we have been giving financial assistance every year to selected students from Asia and eastern Europe who are attending the New York University School of Law.

Additionally, overseas offices are taking initiatives independently, such as establishing scholarship programs of their own and making donations for scholarships sponsored by The Japan Chamber of Commerce and Industry.

2. Social activities for children at child-care homes

1) Kids Pasocco Club

We donate personal computers to several children's nursing homes in the Tokyo Metropolitan Area, and send volunteers with other sponsoring companies to teach children how to use the computers.

2) Support for J-League Players Association (JPA) Soccer School

In this school, J-League players teach soccer to children from nursing homes in Tokyo and Osaka. Children not only learn how to enjoy sports, but also improve social skills and discover the importance of teamwork. (Hosted by J-League, J-League Players Association, and local social welfare councils)

3. Local community interaction

To promote interaction with the local community, we invite several hundred local residents to company-sponsored classical music concerts. Other activities include volunteering at nursing homes for the aged and environmental preservation activities cosponsored with other companies.

4. Donation of goods

Sumitomo Corporation donates its own merchandise as well as items provided by our executives and employees to disaster areas in Japan and overseas, and to single parent homes, nursing homes and schools.

5. Support for employee volunteer activities

Many personnel use the volunteer leave system, introduced in 1998, to participate in a wide variety of volunteer activities at home and abroad. Every month, we also plan and carry out activities that our employees can participate in more casually, providing an opportunity for them to become involved in volunteering.

Cultural Support Activities

Junior Philharmonic Orchestra

We have been supporting the activities of the Junior Philharmonic Orchestra (JPO) since 1992 as part of "fostering the buds of the future." JPO is an amateur orchestra of about 120 youths aged between 10 and 22 years old. It is highly reputed internationally, and the JPO gives concerts in Japan and abroad, including the U.S., Europe and China. Many of its members have gone on to become professional musicians.



Scholarship awards ceremony in Phnom Penh, Cambodia

Corporate Governance

Fundamental Principle

We view corporate governance as the "improvement of management efficiency" and the "maintenance of sound management." We firmly believe that these can only be accomplished through "securing of managerial transparency." With the Sumitomo Spirit and the Management Principles as our ethical backbone, we will pursue the optimal managerial system for our Company, namely a method of governance that takes in the interests of all stakeholders.

"Sumitomo Spirit" – embodied in "Business Principles" (drafted in 1891)

1. Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business.
2. Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with the changing times. Under no circumstances, however, shall it pursue easy gains or act imprudently.

Sumitomo Corporation's "Management Principles"

- To achieve prosperity and realize dreams through sound business activities.
- To place prime importance on integrity and sound management with utmost respect for the individual.
- To foster a corporate culture full of vitality and conducive to innovation.

Initiatives to enhance corporate governance

Based on these views and taking into account Japan's revised Commercial law that took effect in April 2003 and the U.S. corporate reform law (Sarbanes-Oxley Act of 2002), we have discussed ways to enhance corporate governance from diverse perspectives. As a result, we have taken the following five measures to reinforce our auditing practices and enhance the function of the Board of Directors. At the same time, we have compiled our thinking and initiatives on corporate governance into "Sumitomo Corporation Corporate Governance Principles," available at the following URL: http://www.sumitomocorp.co.jp/company/governance/index.htm

Specific Measures

1. Reinforcement and enhancement of the corporate auditing system

We added one outside accounting expert in addition to the two outside law experts. Now having three out of five corporate auditors from outside of the Company, we aim to establish an auditing setup based on diverse perspectives.

2. Appointment of outside advisors

We appointed four knowledgeable persons from outside the Company as advisors. We will seek broad range of advice and suggestions concerning management strategy and medium- and long-term issues.

3. Reduction of the size of the Board of Directors

We have reduced the size of the Board of Directors to 12 to facilitate quick and rational decisions.

4. Adoption of executive officer system

We adopted an executive officer system to clarify executive responsibility and authority and to strengthen the oversight function of the Board. By having all directors (except for the Chairman of the Board of Directors) concurrently serve as executive officers, we aim to prevent gaps between management decisions and executions, and improve our management efficiency.

5. Setting a limit to chairman and president's term of office

We decided that the term should not exceed three two-year terms in principle.

Organization chart



General Meeting of Shareholders
Board of Directors (Chairman of the Board of Directors)
Board of Corporate Auditors
President and CEO Executive Officers
Advisors
Corporate Group
Business Units
Domestic and Overseas Offices

Directors, Executive Officers and Corporate Auditors

(As of July 1, 2003)



Naoki Kuroda
Executive Vice President

Kenji Miyahara
Chairman of the Board of Directors

Shigemi Hiranuma
Executive Vice President

Motoyuki Oka
President and CEO

Kosaburo Morinaka
Executive Vice President

Atsushi Nishijo
Executive Vice President

Directors and Corporate Auditors

Chairman of the Board of Directors
Kenji Miyahara

President and CEO
Motoyuki Oka

Directors
Shigemi Hiranuma
Naoki Kuroda
Kosaburo Morinaka
Hironori Katoh
Kenichi Nagasawa
Shuji Hirose
Tadahiko Mizukami
Noriaki Shimazaki
Nobuhide Nakaido
Susumu Kato

Standing Corporate Auditor (Full-Time)
Takashi Nomura

Corporate Auditor (Full-Time)
Masahiro Ishikawa

Corporate Auditors
Hiroshi Maeda*
Itsuo Sonobe*
Koji Tajika*

Notes: 1. All Directors represent the Company.
2. Outside Corporate Auditors, stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (Kabushiki- Kaisha), are indicated by an asterisk (*).

Executive Officers

President and CEO

Motoyuki Oka*

Executive Vice Presidents

Shigemi Hiranuma*
General Manager,
Metal Products Business Unit

Naoki Kuroda*
General Manager,
Mineral Resources & Energy Business Unit

Atsushi Nishijo
General Manager for the Americas
Director & President,
Sumitomo Corporation of America

Kosaburo Morinaka*
General Manager
Machinery & Electric Business Unit

Senior Managing Executive Officers

Hironori Katoh*
General Manager,
Chemical Business Unit
General Manager,
Materials & Real Estate Business Unit

Kenichi Nagasawa*
General Manager,
Consumer Goods & Service Business Unit

Shuji Hirose*
General Manager,
Transportation & Construction Systems Business Unit

Managing Executive Officers

Yuji Tamura
General Manager,
Kansai Regional Business Unit

Takaaki Shibata
General Manager for Europe
Director & President,
Sumitomo Corporation Europe Holding Limited
Chairman, President & Director,
Sumitomo Corporation Europe Plc

Kenzo Okubo
Assistant General Manager,
Metal Products Business Unit
General Manager,
Iron & Steel Division No.2

Tadahiko Mizukami*
General Manager,
Financial & Logistics Business Unit

Shizuka Tamura
General Manager for China
Director & President,
Sumitomo Corporation (China) Holding Ltd.

Masaomi Bando
Assistant General Manager,
Materials & Real Estate Business Unit
General Manager,
General Construction Development & Coordination Department

Noriaki Shimazaki*
Responsible for Internal Auditing Department
Responsible for Human Resources Development & Information Management Group
Responsible for Financial Resources Management Group
General Manager,
Human Resources Development & Information Management Group

Nobuhide Nakaido*
General Manager,
Media, Electronics & Network Business Unit

Katsuichi Kobayashi
General Manager,
Chubu Regional Business Unit

Susumu Kato*
General Manager,
Corporate Planning & Coordination Office

Michio Ogimura
General Manager,
Machinery & Electric Systems Division

Executive Officers

Hisahiko Arai
General Manager,
Materials & Supplies Division

Yoshihiko Shimazu
General Manager,
Project Development Division
General Manager,
Information & Telecommunication Project Division

Yoshi Morimoto
General Manager,
Financial Resources Management Group

Kenji Kajiwara
General Manager,
Retail & Consumer Service Division

Makoto Shibahara
General Manager,
Planning & Administration Department, Metal Products Business Unit

Shingo Yoshii
General Manager,
Media Division

Michihisa Shinagawa
General Manager,
Energy Division No.1

Shuichi Mori
General Manager,
Corporate Planning & Coordination Department

Kazuo Omori
General Manager,
Ship, Aerospace & Transportation Systems Division

Kentaro Ishimoto
General Manager,
Foodstuff & Fertilizer Division

Makoto Sato
General Manager,
Motor Vehicles Business Division

Shunichi Arai
Director & Executive Vice President,
Sumitomo Corporation of America

Toyosaku Hamada
General Manager,
Corporate Finance Department

Note: Representative Directors are indicated by an asterisk (*).

Financial Section

Contents

Five-Year Financial Summary

1. Key Financial Indicators

	Billions of Yen				
Years ended March 31	2003	2002	2001	2000	1999
Total Assets	4,863.7	4,852.6	4,950.1	4,904.6	5,389.4
Shareholders' Equity	626.3	650.4	623.0	634.2	569.7
Shareholders' Equity Ratio (%)	12.9	13.4	12.6	12.9	10.6
ROE (%)	4.4	7.1	6.4	5.8	-2.2
ROA (%)	0.6	0.9	0.8	0.7	-0.2
Interest-Bearing Liabilities (gross)	2,830.6	2,813.4	2,704.4	2,721.4	3,247.9
Interest-Bearing Liabilities (net)	2,502.8	2,528.8	2,447.7	2,503.9	2,902.8
Debt-Equity Ratio (gross) (times)	4.5	4.3	4.3	4.3	5.7
Debt-Equity Ratio (net) (times)	4.0	3.9	3.9	3.9	5.1
Working Capital	346.9	194.5	173.8	187.6	54.0

2. Consolidated Statements of Income

	Billions of Yen				
For the years ended March 31	2003	2002	2001	2000	1999
Gross trading profit	496.4	487.3	488.4	474.7	472.9
Other income (expense)					
Selling, general and administrative expenses	(406.3)	(400.8)	(390.6)	(408.7)	(407.2)
(Provision for)/reversal of allowance for doubtful receivables (including doubtful receivables and others in specific countries)	(5.6)	14.2	(31.9)	(7.5)	(48.0)
Interest expense, net	(6.0)	(13.8)	(18.0)	(22.1)	(25.0)
(Interest income)	24.9	32.2	42.3	43.0	64.7
(Interest expense)	(30.9)	(46.0)	(60.3)	(65.1)	(89.7)
Dividends	6.4	6.7	6.0	5.6	6.6
Gain (loss) on marketable securities and investments, net	(47.1)	(7.6)	72.3	43.5	9.8
(Gain on sale of marketable securities and investments, net)	16.7	27.8	80.2	51.4	32.8
(Valuation loss on marketable securities and investments)	(66.1)	(50.4)	(42.9)	(7.9)	(23.0)
(Gain on marketable securities transferred to pension fund)	2.3	15.0	35.0	—	—
Gain on sale of property and equipment, net	3.3	2.8	1.0	1.3	28.5
Settlement received (paid) on copper trading litigation, net	2.0	11.5	19.1	—	(17.6)
Impairment losses of long-lived assets	(20.4)	—	(7.7)	(30.8)	(12.8)
Loss on termination and restructuring of projects	—	(7.7)	(44.3)	(5.5)	—
Gain on sale of subsidiaries	—	—	—	17.2	—
Other, net	(3.9)	(9.6)	(7.8)	(14.6)	(7.0)
Total	(477.6)	(404.3)	(401.9)	(421.6)	(472.7)
Income before income taxes, minority interests in earnings (losses) of subsidiaries, and equity in earnings (losses) of associated companies	18.8	83.0	86.5	53.1	0.2
Income taxes	6.1	(32.8)	(34.5)	(27.4)	(14.8)
Income (loss) before minority interests in earnings (losses) of subsidiaries and equity in earnings (losses) of associated companies	24.9	50.2	52.0	25.7	(14.6)
Minority interests in earnings (losses) of subsidiaries	(6.4)	(5.2)	(5.2)	3.7	3.9
Equity in earnings (losses) of associated companies	9.8	0.2	(6.5)	5.7	(2.4)
Net income	28.3	45.2	40.3	35.1	(13.1)

3. Consolidated Balance Sheets

	Billions of Yen				
As of March 31	**2003**	2002	2001	2000	1999
Current assets					
Cash and cash equivalents	**324.4**	276.7	251.5	211.4	300.4
Time deposits	**3.4**	7.9	5.2	6.2	44.7
Marketable securities	**7.7**	5.6	14.9	30.5	115.0
Receivables - trade					
Notes and loans	**270.7**	289.4	396.7	351.5	403.3
Accounts	**1,095.8**	1,072.5	1,174.2	1,066.2	1,202.1
Associated companies	**138.3**	162.4	195.1	128.8	202.3
Allowance for doubtful receivables	**(9.8)**	(10.7)	(11.6)	(11.6)	(11.3)
Inventories	**413.1**	406.6	418.6	373.3	398.4
Deferred income taxes	**29.3**	24.2	23.7	25.8	20.5
Advance payments to suppliers	**47.8**	46.5	61.1	71.7	79.4
Other current assets	**116.1**	134.0	97.2	78.8	71.2
Total current assets	**2,436.8**	2,415.1	2,626.6	2,332.6	2,826.0
Investments and long-term receivables					
Investments in and advances to associated companies	**375.7**	285.4	242.5	180.3	214.7
Other investments	**413.6**	583.3	704.0	887.9	830.0
Long-term receivables	**666.1**	680.3	648.2	661.1	772.6
Allowance for doubtful receivables	**(76.2)**	(83.1)	(95.9)	(87.2)	(88.2)
Total investments and long-term receivables	**1,379.2**	1,465.9	1,498.8	1,642.1	1,729.1
Property and equipment					
Property and equipment less accumulated depreciation	**761.0**	776.4	705.3	817.5	740.5
Other assets	**286.7**	195.2	119.4	112.4	93.8
Total	**4,863.7**	4,852.6	4,950.1	4,904.6	5,389.4
Current liabilities					
Short-term debt	**615.8**	773.8	820.5	559.2	1,223.2
Current maturities of long-term debt	**382.2**	356.5	285.8	398.2	251.9
Payables - trade					
Notes and acceptances	**115.2**	166.6	233.5	201.7	214.7
Accounts	**728.7**	673.0	824.0	739.0	814.4
Associated companies	**25.6**	25.4	51.1	37.4	33.4
Income taxes	**17.1**	9.8	8.7	8.6	6.1
Accrued expenses	**47.7**	37.5	45.5	57.7	64.9
Advances from customers	**60.4**	64.8	71.4	67.7	97.9
Other current liabilities	**97.2**	113.2	112.3	75.5	65.5
Total current liabilities	**2,089.9**	2,220.6	2,452.8	2,145.0	2,772.0
Long-term debt, less current maturities	**2,045.9**	1,883.6	1,772.9	1,942.9	1,959.1
Accrued pension and retirement benefits	**9.1**	8.5	8.1	41.6	54.4
Deferred income taxes	**3.9**	14.6	24.4	74.1	6.2
Minority interests	**88.6**	74.9	68.9	66.8	28.0
Shareholders' equity					
Common stock	**169.4**	169.4	169.4	169.4	169.4
Additional paid-in capital	**189.5**	189.5	189.5	189.5	189.5
Retained earnings:					
Appropriated for legal reserve	**17.7**	17.7	17.3	16.4	15.5
Unappropriated	**317.7**	297.9	261.7	230.7	205.1
Accumulated other comprehensive income (loss)					
Net unrealized holding gains (losses) on securities available for sale	**(6.2)**	23.9	58.0	129.3	60.2
Foreign currency translation adjustments	**(60.3)**	(46.8)	(72.7)	(101.1)	(70.0)
Net unrealized gains (losses) on derivatives	**(0.8)**	(0.9)	—	—	—
Treasury stock, at cost	**(0.7)**	(0.3)	(0.2)	—	—
Total shareholders' equity	**626.3**	650.4	623.0	634.2	569.7
Total	**4,863.7**	4,852.6	4,950.1	4,904.6	5,389.4

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. Overview

We are an integrated trading company (sogo shosha). Through our worldwide network, we engage in general trading, including the purchase, supply, distribution and marketing of a wide range of goods and commodities, including metals, machinery, electronics, fuels, chemicals, textiles, food products and consumer goods. We act as both principal and agent in these trading transactions. We also provide a range of services for a variety of industries, such as: financing for customers and suppliers; planning, coordination and operation of urban and industrial infrastructure projects; consulting in areas such as system integration and technology development; and transportation and logistics. In addition, we engage in other diverse business activities, including investing in a variety of industries ranging from biotechnology to communications; developing natural resources; manufacturing and processing products such as steel products and textiles; developing and managing real estate; and operating retail stores.

We conduct our business through nine product and service-based business units and two sets of regional operations, domestic and overseas. Our product and service-based business units are:

- Metal Products
- Transportation & Construction Systems
- Machinery & Electric
- Media, Electronics & Network
- Chemical
- Mineral Resources & Energy
- Consumer Goods & Service
- Materials & Real Estate
- Financial & Logistics

Each business unit operates with a degree of autonomy in pursuing strategic goals, managing operations and ensuring accountability. Each business unit also has its own Planning and Administration Department to enable prompt decision-making and facilitate efficient operation. In today's increasingly global business environment, our worldwide network of offices, subsidiaries and associated companies and our global relationships with customers, suppliers and business partners have allowed us to conduct and expand our operations around the world. Our nine product and service-based business units and domestic and overseas operations regularly collaborate with one another to leverage their combined strengths to conduct their respective businesses more effectively as well as to meet our corporate targets and goals. We have designed our infrastructure to centralize and consolidate information from all of our business units and domestic and overseas operations to facilitate proper integration and risk control.

As an integrated trading company, a large part of our business is to achieve high returns while minimizing the wide array of risks we are exposed to. We categorize these risks into following two types for our internal risk management.

- Quantifiable-Risks :
  Risks which can be quantified and expressed by the figures, such as credit risk, market risk and investment risk
- Non-Quantifiable-Risks :
  Risks which cannot be easily quantified, such as operational risk, legal risk and risks relating to labor relations and natural disaster

Our basic policy to manage these risks are as follows.

- Quantifiable-Risks :
  To maintain the balance of Risk-adjusted Assets and Risk Buffers, and driving for maximization of Risk-adjusted Return Ratio
- Non-Quantifiable-Risks :
  To take effective measures to minimize these risks beforehand, to monitor the effectiveness of measures after risks are taken and to focus on preventing loss from spreading when loss events occur. Firm-wide project team was established in our company last year in order to improve the management structure for Non-Quantifiable Risks by monitoring and reviewing it.

With respect to individual decisions on whether or not to assume certain risks relating to specific projects, the business units are charged with taking responsibility for risk assessment for exposure amounts up to a certain level. The head of each business unit is supported by the unit's Planning and Administration Department in risk management activities and decision-makings.

The Corporate Group (Financial Resources Management Group) develops, implements and operates risk management infrastructure and decision-making tools such as the internal credit rating system of customers and counterparties and the hurdle rate and exit rule for investments, monitors the total risk taken throughout the company, and also manages risk exposure concentrated in certain countries and business areas. In addition, when there is a decision made with regard to a large scale project, the Corporate Group also participates in the process in order to check and give some advice to the business units.

2. Critical Accounting Policies

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions. For a summary of our significant accounting policies, including the critical accounting policies discussed below, see note 3 to our consolidated financial statements.

The following are the critical accounting policies that are important to our financial condition and results of operations and require significant management judgments and estimates:

Collectibility of Receivables

We maintain an allowance for doubtful receivables at a level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected. In estimating the level of probable

loss, we consider individual customers' credit risks taking into account such factors as historical performance, changes of original terms, internal risk-ratings, conditions of the relevant industry, and other specific factors applicable to the customer as well as general risk factors including sovereign risk where the customer operates. We also maintain a specific allowance for impaired loans. The impairment allowance for each loan is the difference between the loan's book value and one of the following: (1) the present value of expected future cash flows discounted at the loan's effective interest rate, (2) the loan's market price if available, or (3) the fair value of collateral if the loan is collateral dependent. Detailed reviews of impaired loans are conducted twice a year. We also reassess our impaired loans in response to significant changes in the borrower, such as bankruptcy, legal proceedings and requests to reschedule payments. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to occur, due to the risks that are inherent in the loan portfolio, based on default probability and loss severity from our past experience.

Recoverability of Long-Lived Assets

To operate our global business, we need to maintain significant long-lived assets. We review long-lived assets, such as our real estate assets, property and intangible assets including goodwill, for impairment whenever events or changes in circumstances suggest that the carrying amount of such assets may not be recoverable. We determine whether an asset is impaired by comparing its carrying amount to the future net cash flows that it is expected to generate. If the asset is determined to be impaired, we record an impairment loss equal to the amount by which the carrying amount of the asset exceeds its fair value. If an asset is determined to be disposed of, we report it as the lesser of its carrying amount or fair value less the cost to sell. The determination of estimated future net cash flows involves significant judgments. Changes in strategy or in market conditions could significantly impact these judgments and require adjustments to recorded asset balances.

Marketable Securities and Investments

We maintain a significant level of investments and the valuation of such investments involves some assumptions. All debt securities and marketable equity securities are classified as either (1) trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, (2) available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported as accumulated other comprehensive income (loss) in our balance sheet, or (3) held-to-maturity securities, which are accounted for at amortized cost. Unrealized losses deemed to be other-than-temporary declines in market values are charged to income. Specifically, we recognize impairment losses on securities whose values have declined at least 30% in relation to their acquired cost and have remained at that level for a period of six or more continuous months. We also recognize additional impairment losses on securities whose values as of the end of our fiscal year have declined by at least 50% in relation to their acquired cost after evaluating their recoverability against the acquired cost.

With respect to the unlisted securities that we hold, we identify the securities that should be assessed for possible impairment by comparing the net assets of the issuer with the book value we have recorded for the securities. If we determine that our portion of the net assets of an issuer is (1) not more than 50% of the book value we have recorded for the securities of such issuer or (2) less than the book value we have recorded for the securities of such issuer and such issuer has incurred net losses for two consecutive fiscal years, then we evaluate the securities and the issuer to determine whether our investment is recoverable in the future. If we conclude that the investment is not recoverable, the book value of the unlisted securities is written down to the fair value as determined by management. In addition, if we determine that the fair value of the unlisted securities declines to less than 50% of the book value we have recorded for the investment, the book value of the unlisted securities is written down to the fair value as determined by management.

With respect to our investment in funds, we write down the book value of the investment in any fund, if our share of the fund's net assets, as calculated based on the fund's financial statements, including unrealized losses and gains, is less than the book value we have recorded for such investment, irrespective of the degree of the shortfall.

Tax Asset Valuation

The tax effect of temporary differences between the financial statement and income tax bases of assets and liabilities is recognized as deferred income taxes, using statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

A valuation allowance is established to reduce certain deferred tax assets relating to deductible temporary differences and net operating loss carry forwards where it is more likely than not that we will be unable to realize the benefits of those deferred tax assets. As for tax losses carried forward, based on the Japanese tax law, the establishment of deferred tax assets for the tax benefits that are expected to be utilized in the subsequent five fiscal years is general, and this is the period we use for the establishment of our deferred tax assets. The amount of tax benefits that we expect to utilize depends on our estimates of future taxable income. Although we believe that the realization, less the valuation allowance, of our deferred tax assets is probable, our valuation allowance may change if we revise the estimates of future taxable income.

3. Operating Environment (For the year ended March 31, 2003, compared with the previous fiscal year)

During the period under review, the recovery in the global economy was slow; though consumer spending held relatively firm, the downward trend in stock prices put dampers on investment in plant and equipment. Particularly during the second half of the fiscal year, increased uncertainties about the situation with Iraq intensified the sense of economic stagnation.

In the United States, consumer spending remained brisk, and residential investment also remained at high levels, but as the result of such factors as the falling stock market, weak consumer prices, and costlier oil, business investment did not pick up until the latter part of the fiscal year, and the overall economic recovery was only gradual.

In the countries of the European Union (EU), external demand helped prop up growth, but business sentiment deteriorated, causing a delay in the recovery of investment. In addition, the persistence of a harsh employment situation produced a slowdown in consumer spending. As a result, the pace of economic expansion dropped further.

Asian economies achieved recoveries thanks to a return to export growth combined with a gradual improvement in consumer spending and other forms of domestic demand. The pace of growth speeded up again in China in particular, reflecting a strong inflow of foreign investment and expanded production.

Within Japan, the losses of financial institutions due to the disposal of nonperforming loans expanded further; this, combined with uncertainties about the prospects for Iraq, caused stock prices to fall. Meanwhile, fiscal constraints forced further cuts in public investment, while the persistent deflationary trend and the falling stock market put dampers on private-sector demand. The overall economic picture thus continued to be bleak.

4. Results of Operations (For the year ended March 31, 2003, compared with the previous fiscal year)

Effects of Certain Transactions on Our Statement of Income

We began to record the results of two of our former consolidated subsidiaries, MS Communications Co., Ltd. and Sumisho & Mitsuibussan Kenzai Co., Ltd., on an equity method basis. This change was a result of our forming alliances with third-party partners with respect to these two companies, and the resulting dilution of our shareholdings in these companies to below 50%. The change was effective for MS Communications Co., Ltd. in July 2001 and for Sumisho & Mitsuibussan Kenzai Co., Ltd. in February 2002. Due to this change, these two companies became classified as associated companies and certain line items in our statement of income were affected. Specifically, our gross trading profit and selling, general and administrative expenses decreased, while our equity in earnings of associated companies increased.

Results of Operations

Gross Trading Profit

Gross trading profit increased by ¥9.1 billion, or 1.9%, from ¥487.3 billion in the fiscal year ended March 31, 2002 to ¥496.4 billion in the fiscal year ended March 31, 2003. The increase was primarily a result of the expansion of our automobile dealer and financing operations in Europe and Asia, higher sales volume of system development and software package by Sumisho Computer Systems Corp., higher sales volume achieved by our consumer goods and food operations, and the increase in sales of condominiums and office leases in metropolitan areas. The increase was partially offset by the slowdown in the domestic economy, which impacted in particular the Machinery & Electric Business Unit and the Domestic Regional Business Units, Offices and Branch Offices segment and lower sales volume for agricultural agents, which affected the Chemical Business Unit. The increase was further offset by a ¥9.4 billion decrease as a result of the change in accounting treatment of MS Communications Co., Ltd. and Sumisho & Mitsuibussan Kenzai Co., Ltd.

Total trading transactions decreased by ¥415.8 billion, or 4.3%, from ¥9,645.4 billion in the fiscal year ended March 31, 2002 to ¥9,229.6 billion in the fiscal year ended March 31, 2003. The decrease was attributable mainly to the continued withdrawal from less profitable business and the change in accounting treatment of MS Communications Co., Ltd. and Sumisho & Mitsuibussan Kenzai Co., Ltd., which had been consolidated subsidiaries during the previous fiscal year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥5.5 billion, or 1.4%, from ¥400.8 billion in the fiscal year ended March 31, 2002 to ¥406.3 billion in the fiscal year ended March 31, 2003. The principal factors for the increase included higher personnel expenses resulting from the expansion of the business activities of Summit, Inc., Sumisho Computer Systems Corp. and other subsidiaries, higher personnel costs resulting from rising retirement benefit expenses, and higher depreciation of software resulting from computer system upgrades. The increase was partially offset by a ¥7.9 billion decrease as a result of the change in accounting treatment of MS Communications Co., Ltd. and Sumisho & Mitsuibussan Kenzai Co., Ltd.

(Provision for)/Reversal of Allowance for Doubtful Receivables

Provision for doubtful receivables including doubtful receivables and others in specific countries was ¥5.6 billion in the fiscal year ended March 31, 2003 compared to a reversal of allowance of ¥14.2 billion in the fiscal year ended March 31, 2002. Provision for doubtful receivables and others in specific countries was ¥4.8 billion in the fiscal year ended March 31, 2003 compared to a reversal of allowance for doubtful receivables of ¥12.3 billion in the fiscal year ended March 31, 2002. The provision for doubtful receivables in the fiscal year ended March 31, 2003 was primarily a result of two sets of receivables, one in the Philippines and the other in Indonesia, which the debtors wished to reschedule and which we expected would not be paid. We also made a provision of ¥6.8 billion, reflecting 156 cases of doubtful receivables, which was partially offset by a reversal of allowance of ¥5.7 billion, reflecting 74 cases where we were able to collect certain doubtful receivables previously subject to provisions and by a reversal in general allowances of ¥0.3 billion.

Interest Expense, Net of Interest Income

Interest expense decreased by ¥7.8 billion, or 56.5%, from ¥13.8 billion in the fiscal year ended March 31, 2002 to ¥6.0 billion in the fiscal year

ended March 31, 2003. The decrease was primarily due to lower interest rates, particularly with respect to debt denominated in U.S. dollars. Average six-month TIBOR for debt denominated in Japanese yen decreased from 0.19% during the fiscal year ended March 31, 2002 to 0.1%, and the average six-month LIBOR for debt denominated in U.S. dollars decreased from 3.9% during the fiscal year ended March 31, 2002 to 1.87%.

Dividends

Total dividends received decreased by ¥0.3 billion, or 4.5%, from ¥6.7 billion in the fiscal year ended March 31, 2002 to ¥6.4 billion in the fiscal year ended March 31, 2003.

Gain (Loss) on Marketable Securities and Investment, Net

Loss on marketable securities and investments increased by ¥39.5 billion from ¥7.6 billion in the fiscal year ended March 31, 2002 to ¥47.1 billion in the fiscal year ended March 31, 2003. The increase was attributable mainly to impairment losses of ¥66.1 billion related to the securities held by us as the overall Japanese stock market declined significantly. The impairment losses consisted of a ¥42.5 billion loss related to listed securities, including a ¥34.6 billion loss due to the steep decline in the stock prices of five financial institutions, and a ¥23.6 billion loss related to unlisted securities. The impairment losses were partially offset by a ¥16.7 billion gain on the sale of marketable securities and investments related to our media and electronics businesses. We also recognized gain on securities transferred to pension fund amounted to ¥2.3 billion in the fiscal year ended March 31, 2003.

Gain on Sale of Property and Equipment, Net

Gain on sale of property and equipment increased by ¥0.5 billion, or 17.9%, from ¥2.8 billion in the fiscal year ended March 31, 2002 to ¥3.3 billion in the fiscal year ended March 31, 2003.

Settlement Received on Copper Trading Litigation, Net

Settlement amounts received on copper trading litigation were ¥2.0 billion in the fiscal year ended March 31, 2003 compared to ¥11.5 billion (net of payment) in the fiscal year ended March 31, 2002.

Impairment Losses of Long-Lived Assets

We recorded impairment losses of long-lived assets of ¥20.4 billion for the fiscal year ended March 31, 2003. The impairment losses were attributable mainly to the impact of lower real estate prices and lower profitability of some of our commercial assets. We recorded impairment losses of ¥11.2 billion in connection with real estate in the Kansai region, ¥2.0 billion in connection with real estate in the Kanto region, and ¥7.2 billion in connection with rental office building in the Kanto region.

Other Income (Loss), Net

Other losses decreased by ¥5.7 billion, or 59.4%, from ¥9.6 billion in the fiscal year ended March 31, 2002 to ¥3.9 billion in the fiscal year ended March 31, 2003. The decrease was primarily a result of lower legal fees related to the copper trading litigation. In addition, in the fiscal year ended March 31, 2002, we had expenses related to the relocation of our headquarters completed during that year.

Minority Interest in Earnings of Subsidiaries

Minority interests in earnings of subsidiaries increased by ¥1.1 billion, or 23.1%, from ¥5.2 billion in the fiscal year ended March 31, 2002 to ¥6.4 billion in the fiscal year ended March 31, 2003. The increase was attributable mainly to an increased contribution to our operating results by Sumisho Computer Systems Corp. and Sumisho Auto Leasing Corp.

Equity in Earnings (losses) of Associated Companies

Equity in earnings of associated companies increased by ¥9.6 billion from ¥0.2 billion in the fiscal year ended March 31, 2002 to ¥9.8 billion in the fiscal year ended March 31, 2003. The increase was primarily a result of the strong performances by Jupiter Telecommunications Co., Ltd. and Jupiter Programming Co., Ltd., led by increased subscriptions, and an increased number of transactions arranged by Sumisho Lease Co., Ltd. The inclusion of earnings from MS Communications Co., Ltd. and Sumisho & Mitsuibussan Kenzai Co., Ltd., which were previously consolidated subsidiaries, also improved our equity in earnings of associated companies by ¥1.0 billion.

Net Income

Net income decreased by ¥16.9 billion, or 37.4%, from ¥45.2 billion in the fiscal year ended March 31, 2002 to ¥28.3 billion in the fiscal year ended March 31, 2003. Our net income decreased primarily as a result of declines in the value of real estate and securities owned by us.

Gross Trading Profit & Gross Trading Profit Ratio


(Billions of Yen)
(%)
600
500
400
300
200
100
0
6
5
4
3
2
1
0
4.85
5.05
5.38
488
487
496
2001
2002
2003
Gross Trading Profit
Gross Trading Profit Ratio

Net Income & Return on Equity


(Billions of Yen)
(%)
50
40
30
20
10
0
10
8
6
4
2
0
40.3
45.2
28.3
6.4
7.1
4.4
2001
2002
2003
Net Income
Return on Equity

5. Results by Operating Segment (For the year ended March 31, 2003, compared with the previous fiscal year)

We manage and assess our business through 11 operating segments, including nine operating segments based on products and services. The following tables set forth Gross Trading Profit and Net Income by operating segments for the fiscal years ended March 31, 2003 and 2002:

Breakdown of Gross Trading Profit by Operating Segment

	Billions of Yen				Millions of U.S. Dollars
For the years ended March 31, 2003 and 2002	2003	2002	increase/ decrease	increase/ decrease	2003
Metal Products	¥ 37.2	¥ 36.6	¥ 0.6	1.6%	$ 310
Transportation & Construction Systems	86.2	78.5	7.7	9.8	718
Machinery & Electric	28.6	30.6	(2.0)	(6.5)	238
Media, Electronics & Network	40.9	42.0	(1.1)	(2.6)	341
Chemical	23.6	25.5	(1.9)	(7.5)	196
Mineral Resources & Energy	31.6	30.1	1.5	5.0	264
Consumer Goods & Service	86.0	81.9	4.1	5.0	717
Materials & Real Estate	48.4	42.6	5.8	13.6	404
Financial & Logistics	15.5	14.5	1.0	6.9	129
Domestic Regional Business Units, Offices and Branch Offices	51.2	53.1	(1.9)	(3.6)	426
Overseas Subsidiaries and Branches	59.3	59.1	0.2	0.3	494
Segment Total	508.5	494.5	14.0	2.8	4,237
Corporate and Eliminations + U.S. GAAP Adjustments	(12.1)	(7.2)	(4.9)	68.1	(100)
Consolidated	¥ 496.4	¥ 487.3	¥ 9.1	1.9%	$ 4,137

Breakdown of Net Income (Loss) by Operating Segment

	Billions of Yen				Millions of U.S. Dollars
For the years ended March 31, 2003 and 2002	2003	2002	increase/ decrease	increase/ decrease	2003
Metal Products	¥ 6.4	¥ 4.5	¥ 1.9	42.2%	$ 53
Transportation & Construction Systems	5.6	4.3	1.3	30.2	47
Machinery & Electric	1.8	4.1	(2.3)	(56.1)	15
Media, Electronics & Network	8.5	6.3	2.2	34.9	71
Chemical	1.1	1.9	(0.8)	(42.1)	9
Mineral Resources & Energy	3.9	2.4	1.5	62.5	32
Consumer Goods & Service	5.3	5.1	0.2	3.9	44
Materials & Real Estate	1.6	3.0	(1.4)	(46.7)	14
Financial & Logistics	2.0	1.3	0.7	53.8	17
Domestic Regional Business Units, Offices and Branch Offices	(4.9)	4.1	(9.0)	—	(41)
Overseas Subsidiaries and Branches	7.1	7.9	(0.8)	(10.1)	59
Segment Total	38.4	44.9	(6.5)	(14.5)	320
Corporate and Eliminations + U.S. GAAP Adjustments	(10.1)	0.3	(10.4)	—	(84)
Consolidated	¥ 28.3	¥ 45.2	¥ (16.9)	(37.4)%	$ 236

Metal Products

Gross trading profit increased by ¥0.6 billion, or 1.6%, from ¥36.6 billion in the fiscal year ended March 31, 2002 to ¥37.2 billion in the fiscal year ended March 31, 2003. Net income increased by ¥1.9 billion, or 42.2%, from ¥4.5 billion in the fiscal year ended March 31, 2002 to ¥6.4 billion in the fiscal year ended March 31, 2003. The increase was attributable mainly to a rapid growth in the export, primarily to Asian countries. In the Iron and Steel business, we increased exports of steel sheets to Asia, where a number of steel processing centers and significant customers are located. Gross trading profit increased as a result of a recovery in the margin for steel processing. In addition, the several steel export operations purchased from Nomura Trading Holdings Co., Ltd. during the fiscal year contributed to gross trading profit. In the Tubular Products business, the sales of goods related to the oil and gas sector also contributed to the results of this unit.

Transportation & Construction Systems

Gross trading profit increased by ¥7.7 billion, or 9.8%, from ¥78.5 billion in the fiscal year ended March 31, 2002 to ¥86.2 billion in the fiscal year ended March 31, 2003. The increase was attributable mainly to the expansion of our automobile dealer and auto finance in Europe and Asia. Net income increased by ¥1.3 billion, or 30.2%, from ¥4.3 billion in the fiscal year ended March 31, 2002 to ¥5.6 billion in the fiscal year ended March 31, 2003.

In the Ship business, our orders reached a record high reflecting

strong sales of new ships in the market. Our associated company, Oshima Shipbuilding Co., Ltd., showed strong performance primarily due to higher unit sales volume. In the Aerospace Leasing business, we were relatively unaffected by the financial crises experienced by North American carriers because most of our operating leases were with European carriers. In the Motor Vehicles business, Sumisho Auto Leasing Corp. expanded its lease financing operations with the purchase of the auto leasing business. In the Construction Machinery & Mining Systems business, we performed well in Europe and China due mainly to higher sales volume.

Machinery & Electric

Gross trading profit decreased by ¥2.0 billion, or 6.5%, from ¥30.6 billion in the fiscal year ended March 31, 2002 to ¥28.6 billion in the fiscal year ended March 31, 2003. The decrease was attributable mainly to the lower sales volume in the domestic market for machinery and equipment, which was partially offset by improved results in the plant export business mainly to the Asian region. With regards to domestic operations, the long-term domestic economic slowdown continued to impact adversely the domestic machinery and equipment sector.

Net income decreased by ¥2.3 billion, or 56.1%, from ¥4.1 billion in the fiscal year ended March 31, 2002 to ¥1.8 billion in the fiscal year ended March 31, 2003. The decrease reflected impairment losses recorded in connection with certain marketable securities.

Media, Electronics & Network

Gross trading profit decreased by ¥1.1 billion, or 2.6%, from ¥42.0 billion in the fiscal year ended March 31, 2002 to ¥40.9 billion in the fiscal year ended March 31, 2003. The decrease was attributable mainly to the ¥3.9 billion decrease in gross trading profit reflecting the change in accounting treatment of MS Communications Co., Ltd., which was partially offset by increased sales of system development and software package by Sumisho Computer Systems Corp. and an increased level of EMS (Electronics Manufacturing Services) provided by Sumitronics Asia Holding Pte. Ltd. Net income increased by ¥2.2 billion, or 34.9%, from ¥6.3 billion in the fiscal year ended March 31, 2002 to ¥8.5 billion in the fiscal year ended March 31, 2003. The increase was primarily a result of the improved earnings of associated companies, which increase was partially offset by decrease in gain on marketable securities and investments.

In the Media business, Jupiter Telecommunications Co., Ltd. had 1,626,300 subscribers as of March 31, 2003, an increase of 20% over the previous year. Jupiter Programming Co., Ltd. increased its revenues and profits, as its subscriber base increased in the fiscal year ended March 31, 2003. In the Network business, Sumisho Computer Systems Corp., Sumisho Electronics Co., Ltd. and MS Communications Co., Ltd. increased their earnings. In addition, sales volume increased for EMS in China and ASEAN countries, and Sumitronics Asia Holding Pte. Ltd. and Sumitronics Corporation both reported higher sales volume.

Chemical

Gross trading profit decreased by ¥1.9 billion, or 7.5%, from ¥25.5 billion in the fiscal year ended March 31, 2002 to ¥23.6 billion in the fiscal year ended March 31, 2003. Net income decreased by ¥0.8 billion, or 42.1%, from ¥1.9 billion in the fiscal year ended March 31, 2002 to ¥1.1 billion in the fiscal year ended March 31, 2003. The decrease was largely due to the decline of our agricultural agents business for CIS and Middle East region.

In the Inorganic & Specialty Chemical business, the business sales volume increased in the areas of electronic components in Korea, Taiwan and China, and also through efforts and success in commencing Supply Chain Management business, supplying all raw materials utilized by a single customer. In comparison, sales volume in the paper and soda ash businesses declined. In the Medical Science business, sales of intermediates slowed down in the United States. Although the Agri Science business saw higher sales volume in Eastern Europe, the lower sales volume in the Middle East and the CIS caused a significant overall decline in the sales. In the Plastics & Organic Chemicals business, Cantex Inc. reported higher profits in its North American polyvinyl chloride pipes and joints business mainly as a result of higher market price level. Organic chemicals maintained stable business results throughout the year mainly as a result of higher sales volume.

Mineral Resources & Energy

Gross trading profit increased by ¥1.5 billion, or 5.0%, from ¥30.1 billion in the fiscal year ended March 31, 2002 to ¥31.6 billion in the fiscal year ended March 31, 2003. Net income increased by ¥1.5 billion, or 62.5%, from ¥2.4 billion in the fiscal year ended March 31, 2002 to ¥3.9 billion in the fiscal year ended March 31, 2003.

In the Mineral Resources business, our Australian coal operations increased earnings significantly due to strong market conditions. The Batu Hijau project, which is a copper and gold mining operation in Indonesia, improved operating results of the mining company in Indonesia as it raised productivity and achieved cost reductions. In the Energy business, revenues and profits related to the LPG business increased as a result of higher sales volume, the restructuring of domestic retail businesses, and the strengthening of its sales network. Our oil business also increased profits expanding trading operations.

Consumer Goods & Service

Gross trading profit increased by ¥4.1 billion, or 5.0%, from ¥81.9 billion in the fiscal year ended March 31, 2002 to ¥86.0 billion in the fiscal year ended March 31, 2003. Net income increased by ¥0.2 billion, or 3.9%, from ¥5.1 billion in the fiscal year ended March 31, 2002 to ¥5.3 billion in the fiscal year ended March 31, 2003. The Consumer Goods & Service Business Unit has been responding rapidly to changing patterns of consumer preference, such as the increasing sensitivity to the origin of food products. In this environment, in the Retail & Consumer Services business, we increased its profitability primarily as a result of the higher sales volume of its food, mail order, drug and brand businesses. In the Foodstuff & Fertilizer business, we achieved favorable results due to increases in overall sales volume.

Materials & Real Estate

Gross trading profit increased by ¥5.8 billion, or 13.6%, from ¥42.6 billion in the fiscal year ended March 31, 2002 to ¥48.4 billion in the fiscal year ended March 31, 2003. The increase was attributable mainly to the increase in the sales of condominiums in the Tokyo metropolitan area and in the rentals of office space, which was partially offset by the effects of the change in accounting treatment of Sumisho & Mitsuibussan Kenzai Co., Ltd. Net income decreased by ¥1.4 billion, or 46.7%, from ¥3.0 billion in the fiscal year ended March 31, 2002 to ¥1.6 billion in the fiscal year ended March 31, 2003. The decrease was attributable mainly to impairment losses recorded in connection with our rental office building.

Construction & Real Estate business increased largely due to its strategic emphasis on residential sales and leases in the Tokyo metropolitan area. For example, our buildings located in the Tokyo metropolitan area, such as Tokyo Twin Parks and Shiroganedai Front, remained profitable. In addition, the recently-renovated office space at our former headquarters, consisting of space in four towers totaling 76,000 square

meters, began to generate rental income in the fiscal year ended March 31, 2003.

Financial & Logistics

Gross trading profit increased by ¥1.0 billion, or 6.9%, from ¥14.5 billion in the fiscal year ended March 31, 2002 to ¥15.5 billion in the fiscal year ended March 31, 2003. Net income increased by ¥0.7 billion, or 53.8%, from ¥1.3 billion in the fiscal year ended March 31, 2002 to ¥2.0 billion in the fiscal year ended March 31, 2003.

In the Financial Services business, our commodity trading business was not significantly affected compared to the previous fiscal year despite the erratic fluctuations in commodity prices. The fluctuations were primarily a result of an increased flow of funds into the commodities markets due to several factors, including the economic slowdown, the decline in the Japanese stock markets, and the global decline in stock prices. In the Logistics & Insurance business, the trend of shifting manufacturing operations to China and the ASEAN countries has increased demand for our logistics services. However, the trend has been partially offset by continued price competition. Revenues of the insurance broker business increased due to higher commissions.

Domestic Regional Business Units, Offices and Branch Offices

Gross trading profit decreased by ¥1.9 billion, or 3.6%, from ¥53.1 billion in the fiscal year ended March 31, 2002 to ¥51.2 billion in the fiscal year ended March 31, 2003. The decrease was attributable mainly to the impact of the extended downturn of the domestic economy. Low demand has resulted in low trading volume in the iron, steel and textile sectors. The decrease in investment projects has also resulted in a decline in the machinery and equipment sectors.

We had a net loss of ¥4.9 billion in the fiscal year ended March 31, 2003 compared to net income of ¥4.1 billion in the fiscal year ended March 31, 2002. The decrease was primarily the result of impairment losses recorded in connection with our real estate.

Overseas Subsidiaries and Branches

Gross trading profit increased by ¥0.2 billion, or 0.3%, from ¥59.1 billion in the fiscal year ended March 31, 2002 to ¥59.3 billion in the fiscal year ended March 31, 2003. The increase was primarily due to higher sales volume of pipes and chemical business of Sumitomo Corporation (Singapore) Pte. Ltd. and our subsidiaries in China. However, the increase was partially offset by the lower sales volume of the steel pipe business of Sumitomo Corporation of America. Net income decreased by ¥0.8 billion, or 10.1%, from ¥7.9 billion in the fiscal year ended March 31, 2002 to ¥7.1 billion in the fiscal year ended March 31, 2003. The decrease was mainly due to lower sales volume of pipes and steel business of Sumitomo Corporation of America and the impact of the devaluation of the Argentine peso on some of the U.S. dollar-denominated payables of our Argentine subsidiary.

6. Liquidity and Capital Resources

Financial Position

As of March 31, 2003, total assets increased by ¥11.1 billion to ¥4,863.7 billion from March 31, 2002. This was due to an increase of operating assets by expanding the earning base and an increase of cash and cash equivalents to maintain sufficient liquidity, despite a decrease of foreign currency assets' value caused by appreciation of the yen and a decrease of other investments because of weak stock prices. Shareholders' equity decreased by ¥24.1 billion to ¥626.3 billion from March 31, 2002, affected by declining stock prices and an appreciation of the yen. As a result, the shareholders' equity ratio decreased by 0.5 points to 12.9%.

Net interest-bearing liabilities decreased by ¥26.0 billion to ¥2,502.8 billion and debt to equity ratio (net interest-bearing liabilities/shareholders' equity) was 4.0 times as of March 31, 2003.

Liquidity

As of March 31, 2003, we held ¥324.4 billion in cash and cash equivalents and ¥3.4 billion in fixed time deposits. We had working capital of ¥346.9 billion as of March 31, 2003 compared to ¥194.5 billion as of March 31, 2002. The significant increase in our working capital was primarily a result of our effort to replace our short-term debt with more stable long-term debt and to increase our cash holdings in anticipation of increased instability in the financial markets in Japan and the rest of the world.

Capital Resources

We seek to fund our operations through cash flow from operations, bank debt and debt raised in the capital markets and through commercial paper issuances. Our basic policy for fund raising activities is to secure stable, medium- to long-term funds and liquidity for our opera-

Shareholders' Equity & Shareholders' Equity Ratio



(Billions of Yen)
(%)
800
600
400
200
0
20
15
10
5
0
623
650
626
12.6
13.4
12.9
2001
2002
2003
Shareholders' Equity
Shareholders' Equity Ratio

Working Capital & Current Ratio (Current Assets/Current Liabilities)



(Billions of Yen)
(%)
400
300
200
100
0
200
150
100
50
0
174
195
347
107.1
108.8
116.6
2001
2002
2003
Working Capital
Current Ratio

Interest-Bearing Liabilities (net) & Debt-Equity Ratio (net)


(Billions of Yen)
(Times)
3,000
2,500
2,000
1,500
1,000
500
0
6
5
4
3
2
1
0
2,448
2,529
2,503
3.9
3.9
4.0
2001
2002
2003
Interest-Bearing Liabilities (net)
Debt-Equity Ratio (net)

tions. During the fiscal year ended March 31, 2003, we shifted a significant portion of our debt financing from short-term debt to long-term debt to take advantage of the low interest rate environment, particularly in the Japanese financial markets. We reduced approximately ¥158.0 billion of short-term debt and increased our long-term debt by approximately ¥175.2 billion from March 31, 2002 to March 31, 2003.

In order to facilitate our access to capital markets for funding, we have established several funding programs, including

- a ¥200 billion Japanese shelf registration for primary debt offerings;
- a ¥100 billion Japanese shelf registration for secondary debt offerings to facilitate the sale of any unsold allotments in our Euro-market debt offerings;
- a ¥2.4 trillion commercial paper program in Japan;
- a U.S. $500 million U.S. Medium Term Note program and a U.S. $1.5 billion commercial paper program, both established by our U.S. subsidiary, Sumitomo Corporation of America ("SCOA");
- a U.S.$2 billion Euro Medium Term Note program jointly established by Sumitomo Corporation Capital Europe Plc (U.K.) ("SCCE") and Sumitomo Corporation Capital Netherlands N.V. ("SCNL"); and
- a U.S.$1.5 billion Euro-denominated commercial paper program established by SCCE.

We have currently obtained long-term and short-term credit ratings from Moody's Investors service of Baa1/P-2, Standard & Poor's of n.a./A-2, and Rating and Investment Information, Inc. of A+/a-1.

As of March 31, 2003, we obtained several committed lines of credit providing an aggregate of up to U.S. $980 million and ¥350 billion in short-term loans, including:

- a U.S. $930 million multi-borrower and multi-currency line of credit provided by a syndicate of major European and U.S. banks, under which we can obtain loans for Sumitomo Corporation, SCOA, SCCE, and SCNL in Yen, U.S. Dollar, and Euro;
- a U.S. $50 million U.S. dollar-denominated line of credit provided to SCOA by a major U.S. bank;
- a ¥250 billion line of credit provided by a syndicate of major Japanese banks; and
- a ¥100 billion line of credit provided by a syndicate of Japanese regional banks.

To date, we have not drawn on any of these lines of credit. We believe these lines of credit do not contain any material covenants, ratings triggers or other restrictions that could potentially impair our ability to draw down funds.

We also have several uncommitted lines of credit providing an aggregate of up to U.S. $2.7 billion and ¥244.9 billion in short-term loans.

Liquidity and Capital Resources

	Billions of Yen			Millions of U.S. Dollars
As of March 31, 2003, 2002, and 2001	2003	2002	2001	2003
Short-term				
Loans, principally from banks	¥ 326	¥ 385	¥ 405	$ 2,718
Commercial paper	290	389	416	2,414
	616	774	821	5,132
Long-term				
Secured long-term debt				
Loans	74	75	75	616
Bonds	4	—	—	34
Unsecured long-term debt				
Loans	1,697	1,615	1,504	14,144
Bonds and notes	440	349	304	3,662
	2,215	2,039	1,883	18,456
Interest-bearing liabilities (gross)	2,831	2,813	2,704	23,588
Cash and cash equivalents & time deposits	328	284	256	2,731
Interest-bearing liabilities (net)	2,503	2,529	2,448	20,857
Total assets	4,864	4,853	4,950	40,531
Shareholders' equity	626	650	623	5,219
Shareholders' equity ratio (%)	12.9	13.4	12.6	
Debt-Equity ratio (gross) (times)	4.5	4.3	4.3	
Debt-Equity ratio (net) (times)	4.0	3.9	3.9	

Net cash provided by operating activities was ¥67.0 billion for the fiscal year ended March 31, 2003 compared to ¥72.7 billion for the fiscal year ended March 31, 2002. The increase in accounts receivable and inventory in the fiscal year ended March 31, 2003 was mainly due to the expansion of our automobile dealer and financing business and other operations.

Net cash used in investing activities was ¥59.9 billion for the fiscal year ended March 31, 2003 compared to ¥78.8 billion for the fiscal year ended March 31, 2002. In the fiscal year ended March 31, 2003, we acquired leasing assets at Sumisho Auto Leasing Corp. We made a capital investment of ¥13.4 billion in Sumitomo Metal Industries, Ltd. and ¥8.9 billion in a joint acquisition of the steel pipe division of North Star Steel Company. In addition, we extended a ¥69.0 billion loan to Jupiter Telecommunications Co., Ltd. Our cash investments were partially offset by a ¥36.5 billion cash inflow as a result of the cancellation of a ¥45.0 billion insurance reserve and sales of listed securities in Japan.

Free cash flow, which is net cash provided by operating activities less net cash used in investing activities, was ¥7.2 billion for the fiscal year ended March 31, 2003.

Net cash provided by financing activities was ¥43.0 billion in the fiscal year ended March 31, 2003 compared to ¥26.7 billion for the fiscal year ended March 31, 2002. The increase was attributable to our efforts to obtain increased levels of cash and deposits in anticipation of unstable financial markets in the future. We mainly increased our long-term debt while repaying a portion of our outstanding short-term debt. As a result, cash and cash equivalents increased to ¥324.4 billion as of March 31, 2003.

The following table sets forth our cash flow information for the fiscal years ended March 31, 2003, 2002 and 2001:

Summary Statements of Consolidated Cash Flows

	Billions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2003, 2002, and 2001	2003	2002	2001	2003
Net cash provided by operating activities	¥ 67.0	¥ 72.7	¥ 85.7	$ 559
Net cash used in investing activities	(59.9)	(78.8)	(62.8)	(499)
Free cash flow	7.2	(6.1)	22.9	60
Net cash provided by financing activities	43.0	26.7	14.0	358
Effect of exchange rate changes on cash and cash equivalents	(2.5)	4.6	3.2	(21)
Net increase in cash and cash equivalents	¥ 47.6	¥ 25.2	¥ 40.1	$ 397

7. Quantitative and Qualitative Disclosure about Market Risk

In the normal course of business, we are exposed to risks arising from fluctuations in interest and foreign currency exchange rates, commodity prices and equity prices. In order to manage these risks, we use derivative financial and commodity instruments including: foreign exchange forwards, currency swaps and options; interest rate swaps, futures and options; and commodity futures, and forwards and options. To a lesser degree, we also use derivative commodity instruments for trading purposes within prescribed position limits and loss limits imposed under the risk management structure described below.

The officers in the relevant department have expert knowledge regarding the risks inherent in the markets in which their respective departments operate and the instruments available to hedge against those risks and are responsible for maintaining market risk within prescribed limits.

Interest Rate Risk

Our business activities expose us to market risks arising from changing interest rates, which we monitor and take measures to minimize through our Financial Resources Management Group. To manage these risks, we enter into interest rate swap agreements, future contracts and option contracts which serve to modify and match the interest rate characteristics of our assets and liabilities.

Foreign Currency Exchange Rate Risk

The global nature of our operations exposes us to market risks caused by fluctuations in foreign currency exchange rates. Each business department manages its foreign currency exchange rate risk by entering into internal foreign exchange forward contracts with our Financial Resources Management Group. Through those internal transactions and otherwise, the Financial Resources Management Group monitors the company-wide market risks arising from the changes in foreign exchange rates associated with underlying transactions denominated in foreign currencies. The Financial Resources Management Group enters into foreign exchange forward contracts, currency swap agreements and currency option contracts with third parties for hedging purposes.

Commodity Price Risk

As major participants in global commodities markets, we trade in physical precious and base metals, energy products (crude oil and refined oil products) and agricultural products (wheat, coffee, sugar and others), and utilize a variety of derivatives related to these market-sensitive commodities. Derivatives on those commodities are often used to hedge price movements in the underlying physical transactions. To a lesser degree, we use such instruments for trading purposes within well-defined position limits and loss limits.

Equity Price Risk

We are exposed to equity price risk inherent in stock issued by financial institutions and our customers and suppliers for strategic purposes and in the other investments held by us. We do not take continuous hedging measures against the market exposures on those securities.

The cost, fair value and net unrealized gains on our marketable equity securities at March 31, 2003 and 2002 were as follows:

The cost, fair value and net unrealized gains on marketable equity securities

	Billions of Yen		Millions of U.S. Dollars
As of March 31, 2003 and 2002	2003	2002	2003
Cost	¥ 229	¥ 246	$ 1,905
Fair value	231	297	1,923
Net unrealized gains	2	51	18

The decline in net unrealized gains from the fiscal year ended March 31, 2002 to the fiscal year ended March 31, 2003 was due mainly to the overall decline in Japanese stock prices.

Risk Management Structure

Pursuant to our rules and regulations, any business department wishing to enter into a derivative transaction or any other type of transaction exposing us to market risk must obtain approval from the management, before it enters into the transaction. The management reviews requests with the assistance of staff members who have expertise in derivative contracts. The request must identify the counterparty, the applicable market and credit limit and state the objectives of the transaction, the trading limit, and the loss limit amount.

The Financial Resources Management Group provides the following functions with respect to the execution and monitoring of transactions:

- providing back office support services for financial and derivative commodity transactions, such as opening accounts, confirming the execution of contracts, processing settlement and delivery, and maintaining accounting records for the transactions;
- confirming the balances of each transaction position; and
- monitoring the status of positions and analyzing and calculating the risks of related transactions on a company-wide basis, and issues periodic reports to our senior management, including semi-annual reports to our board of directors.

VaR (Value-at-Risk)

We use the VaR method to measure the market risk for market-sensitive commodities transactions and certain financial transactions. VaR is a statistical measure of the maximum potential loss in the fair value of a portfolio that may result from adverse market movements in underlying risk factors, which is calculated over a defined period and within a certain confidence level.

The following table sets forth the year-end, high, low, and average VaR figures (which are calculated using holding periods, principally three days, determined in consideration for liquidity of each commodity or financial transaction) as of the end of each month in the fiscal year ended March 31, 2003.

VaR

	Billions of Yen			
For the year ended March 31, 2003	At year-end	High	Low	Average
	3.9	3.9	2.4	3.4

We estimated VaR during the defined periods using mainly Monte Carlo simulation method with a confidence level of 99%. We periodically conduct backtesting in which estimated quantitative risks are compared with actual gains or losses to verify the accuracy of our VaR measurement model. The actual value of gains or losses never exceeded VaR in our backtesting during the eighteen months ended September 30, 2002, which was the most recent period for which backtesting was conducted. We believe our VaR model provided reasonably accurate measurements based on our backtesting.

Consolidated Balance Sheets

Sumitomo Corporation and Subsidiaries
As of March 31, 2003 and 2002

	Millions of Yen		Millions of U.S. Dollars
ASSETS	2003	2002	2003
Current assets:			
Cash and cash equivalents	¥ 324,358	¥ 276,726	$ 2,703
Time deposits	3,360	7,870	28
Marketable securities (Notes 5 and 12)	7,643	5,567	64
Receivables—trade (Notes 6, 7 and 12)			
Notes and loans	270,737	289,416	2,256
Accounts	1,095,814	1,072,464	9,132
Associated companies	138,329	162,454	1,153
Allowance for doubtful receivables	(9,762)	(10,683)	(81)
Inventories (Note 22)	413,091	406,615	3,442
Deferred income taxes (Note 13)	29,273	24,203	244
Advance payments to suppliers	47,802	46,533	398
Other current assets	116,129	133,970	968
Total current assets	2,436,774	2,415,135	20,307
Investments and long-term receivables:			
Investments in and advances to associated companies (Note 8)	375,743	285,418	3,131
Other investments (Notes 5 and 12)	413,572	583,276	3,447
Long-term receivables (Notes 6, 7 and 12)	666,049	680,365	5,550
Allowance for doubtful receivables (Note 7)	(76,185)	(83,122)	(635)
Total investments and long-term receivables	1,379,179	1,465,937	11,493
Property and equipment, at cost (Notes 9 and 12)	1,126,793	1,120,352	9,390
Accumulated depreciation	(365,777)	(344,006)	(3,048)
	761,016	776,346	6,342
Prepaid expenses, non-current (Note 14)	110,660	77,077	922
Deferred income taxes, non-current (Note 13)	53,846	11,358	449
Other assets (Note 10)	122,220	106,701	1,018
Total	¥4,863,695	¥4,852,554	$ 40,531

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

	Millions of Yen		Millions of U.S. Dollars
LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2002	2003
Current liabilities:			
Short-term debt (Notes 11 and 12)	¥ 615,840	¥ 773,829	$ 5,132
Current maturities of long-term debt (Notes 11 and 12)	382,164	356,527	3,185
Payables—trade			
Notes and acceptances	115,189	166,565	960
Accounts	728,680	672,954	6,072
Associated companies	25,565	25,361	213
Income taxes (Note 13)	17,075	9,840	142
Accrued expenses	47,695	37,456	398
Advances from customers	60,462	64,831	504
Other current liabilities (Note 13)	97,245	113,254	810
Total current liabilities	2,089,915	2,220,617	17,416
Long-term debt, less current maturities (Notes 11 and 12)	2,045,957	1,883,581	17,050
Accrued pension and retirement benefits (Note 14)	9,075	8,544	75
Deferred income taxes (Note 13)	3,914	14,561	33
Minority interests	88,584	74,885	738
Commitments and contingent liabilities (Notes 12, 23 and 24)			
Shareholders' equity (Notes 15 and 18):			
Common stock–			
authorized 2,000,000,000 shares; issued			
1,064,608,547 shares in 2003 and 2002	169,439	169,439	1,412
Additional paid-in capital	189,548	189,548	1,580
Retained earnings:			
Appropriated for legal reserve	17,686	17,686	147
Unappropriated	317,694	297,927	2,647
	335,380	315,613	2,794
Accumulated other comprehensive income (loss) (Note 16)	(67,368)	(23,858)	(561)
Treasury stock, at cost: 1,075,699 and 415,598			
shares in 2003 and 2002, respectively	(749)	(376)	(6)
Total shareholders' equity	626,250	650,366	5,219
Total	¥ 4,863,695	¥ 4,852,554	$ 40,531

Consolidated Statements of Income

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2003, 2002 and 2001

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Gross trading profit (from total trading transactions:				
2003, ¥9,229,576 million ($76,913 million);				
2002, ¥9,645,379 million;				
2001, ¥10,080,062 million) (Notes 8, 19 and 20)	¥ 496,449	¥ 487,274	¥ 488,400	$ 4,137
Other income (expense):				
Selling, general and administrative expenses (Notes 9, 10 and 14)	(406,334)	(400,839)	(390,578)	(3,386)
(Provision for)/reversal of allowance for doubtful receivables				
(including doubtful receivables and others in specific countries:				
2003, ¥(4,759) million ($(40) million);				
2002, ¥12,289 million;				
2001, ¥(22,975) million) (Notes 7 and 21)	(5,588)	14,222	(31,944)	(47)
Interest expense (net of interest income:				
2003, ¥24,895 million ($207 million);				
2002, ¥32,268 million;				
2001, ¥42,299 million)	(6,006)	(13,752)	(18,010)	(50)
Dividends	6,373	6,653	5,979	53
Gain (loss) on marketable securities and investments,				
net (Notes 5, 8 and 14)	(47,125)	(7,640)	72,329	(393)
Gain on sale of property and equipment, net	3,283	2,798	1,035	27
Settlement received on copper trading litigation, net (Note 24)	2,022	11,512	19,125	17
Impairment losses of long-lived assets (Note 9)	(20,371)	—	(7,753)	(170)
Loss on termination and restructuring of projects (Notes 7 and 21)	—	(7,650)	(44,294)	—
Other, net	(3,870)	(9,570)	(7,840)	(31)
Total	(477,616)	(404,266)	(401,951)	(3,980)
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings (losses) of associated companies	18,833	83,008	86,449	157
Income taxes (Note 13)	6,032	(32,774)	(34,479)	50
Income before minority interests in earnings of subsidiaries and equity in earnings (losses) of associated companies	24,865	50,234	51,970	207
Minority interests in earnings of subsidiaries	(6,353)	(5,227)	(5,174)	(52)
Equity in earnings (losses) of associated companies (Notes 8 and 13)	9,768	209	(6,452)	81
Net income	¥ 28,280	¥ 45,216	¥ 40,344	$ 236

	Yen			U.S. Dollars
Amounts per share:				
Net income (Note 18):				
Basic	¥ 26.58	¥ 42.49	¥ 37.91	$ 0.22
Diluted	26.18	41.59	37.14	0.22
Cash dividends declared for the year	¥ 8.00	¥ 8.00	¥ 8.00	$ 0.07

The accompanying notes to consolidated financial statements are an integral part of these statements.

Statements of Consolidated Shareholders' Equity and Comprehensive Income

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2003, 2002 and 2001

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Common stock:				
Balance, beginning of year	¥ 169,439	¥ 169,432	¥ 169,432	$ 1,412
Increase	—	7	—	—
Balance, end of year	¥ 169,439	¥ 169,439	¥ 169,432	$ 1,412
Additional paid-in capital:				
Balance, beginning of year	¥ 189,548	¥ 189,536	¥ 189,536	$ 1,580
Increase	—	12	—	—
Balance, end of year	¥ 189,548	¥ 189,548	¥ 189,536	$ 1,580
Retained earnings:				
Balance, beginning of year	¥ 315,613	¥ 278,910	¥ 247,081	$ 2,629
Net income	28,280	45,216	40,344	236
Cash dividends paid	(8,513)	(8,513)	(8,515)	(71)
Balance, end of year	¥ 335,380	¥ 315,613	¥ 278,910	$ 2,794
Accumulated other comprehensive income (loss) (Note 16):				
Balance, beginning of year	¥ (23,858)	¥ (14,728)	¥ 28,174	$ (199)
Other comprehensive loss for the year, net of tax	(43,510)	(9,130)	(42,902)	(362)
Balance, end of year	¥ (67,368)	¥ (23,858)	¥ (14,728)	$ (561)
Treasury stock:				
Balance, beginning of year	¥ (376)	¥ (193)	¥ —	$ (3)
Purchase of treasury stock	(373)	(183)	(193)	(3)
Balance, end of year	¥ (749)	¥ (376)	¥ (193)	$ (6)
Disclosure of comprehensive income (loss):				
Net income for the year	¥ 28,280	¥ 45,216	¥ 40,344	$ 236
Other comprehensive loss for the year, net of tax (Note 16)	(43,510)	(9,130)	(42,902)	(362)
Comprehensive income (loss) for the year	¥ (15,230)	¥ 36,086	¥ (2,558)	$ (126)

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2003, 2002 and 2001

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Operating activities:				
Net income	¥ 28,280	¥ 45,216	¥ 40,344	$ 236
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	71,817	65,624	57,424	598
Provision for/(reversal of) allowance for doubtful receivables	5,588	(14,222)	31,944	47
(Gain) loss on marketable securities and investments, net	47,125	7,640	(72,329)	393
Gain on sale of property and equipment, net	(3,283)	(2,798)	(1,035)	(27)
Impairment losses of long-lived assets	20,371	—	7,753	170
Loss on termination and restructuring of projects	—	7,650	44,294	—
Equity in (earnings) losses of associated companies	(9,768)	(209)	6,452	(81)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:				
Receivables	(39,720)	111,518	(124,889)	(331)
Inventories	(31,151)	22,577	(33,115)	(260)
Payables	31,110	(146,423)	125,476	259
Other, net	(53,331)	(23,847)	3,429	(445)
Net cash provided by operating activities	67,038	72,726	85,748	559
Investing activities:				
Expenditures for property and equipment	(90,432)	(156,527)	(132,313)	(754)
Proceeds from sale of property and equipment	38,163	39,459	86,352	318
Acquisition of investments in securities	(115,585)	(169,868)	(337,386)	(963)
Proceeds from sale and maturity of investments in securities	152,116	161,711	335,227	1,267
Increase in loans receivable	(141,724)	(119,033)	(153,391)	(1,181)
Repayment of loans receivable	94,397	166,001	134,124	787
Net decrease (increase) in time deposits	3,187	(566)	4,564	27
Net cash used in investing activities	(59,878)	(78,823)	(62,823)	(499)
Financing activities:				
Net increase (decrease) in short-term debt	(153,214)	9,049	269,631	(1,277)
Proceeds from long-term debt	545,600	302,605	229,532	4,547
Repayment of long-term debt	(343,529)	(274,588)	(481,186)	(2,863)
Cash dividends paid	(8,513)	(8,513)	(8,515)	(71)
Proceeds from (distributions to) minority interests	2,667	(1,902)	4,555	22
Net cash provided by financing activities	43,011	26,651	14,017	358
Effect of exchange rate changes on cash and cash equivalents	(2,539)	4,640	3,205	(21)
Net increase in cash and cash equivalents	47,632	25,194	40,147	397
Cash and cash equivalents, beginning of year	276,726	251,532	211,385	2,306
Cash and cash equivalents, end of year	¥ 324,358	¥ 276,726	¥ 251,532	$ 2,703

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Sumitomo Corporation and Subsidiaries

1. BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Sumitomo Corporation (the "Company") is incorporated and principally operates. The translation of Japanese yen amounts into United States dollars in the year ended March 31, 2003 is included solely for the convenience of readers and has been made at the rate of ¥120 =US$1, the approximate exchange rate on March 31, 2003. Such translation should not be construed as a representation that the Japanese yen amounts could be converted into United States dollars at that or any other rate.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company and most of its subsidiaries' accounting records are maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Adjustments to those records have been made to present these financial statements in accordance with U.S. GAAP. The significant adjustments include those relating to the valuation of certain investment securities, impairment losses of long-lived assets and loans receivable, accounting for pension costs, deferred gain on sales of property, accounting for derivative instruments and hedging activities, and accounting for business combinations.

2. DESCRIPTION OF BUSINESS

The Company is an integrated trading company (sogo shosha). Through their worldwide network, the Company and its subsidiaries (together, the "Companies"), engage in general trading, including the purchase, supply, distribution and marketing of a wide range of goods and commodities, including metals, machinery, electronics, fuels, chemicals, textiles, food products and consumer goods. The Companies act as both principal and agent in these trading transactions. The Companies also provide a range of services for a variety of industries, such as: financing for customers and suppliers; planning, coordination and operation of urban and industrial infrastructure projects; consulting in areas such as system integration and technology development; and transportation and logistics. In addition, the Companies engage in other diverse business activities, including investing in a variety of industries ranging from biotechnology to communications; developing natural resources; manufacturing and processing products such as steel products and textiles; developing and managing real estate; and operating retail stores.

The Companies conduct business through nine product and service-based business units and two sets of regional operations, domestic and overseas. The Companies' product and service-based business units are:

- Metal Products
- Transportation & Construction Systems
- Machinery & Electric
- Media, Electronics & Network
- Chemical
- Mineral Resources & Energy
- Consumer Goods & Service
- Materials & Real Estate
- Financial & Logistics

Each business unit operates with a degree of autonomy in pursuing strategic goals, managing operations and ensuring accountability. Each business unit also has its own Planning and Administration Department to enable prompt decision-making and facilitate efficient operation. In today's increasingly global business environment, the Companies' worldwide network of offices, subsidiaries and associated companies and the Companies' global relationships with customers, suppliers and business partners have allowed the Companies to conduct and expand operations around the world. The Companies' nine product and service-based business units and domestic and overseas operations regularly collaborate with one another to leverage their combined strengths to conduct their respective businesses more effectively as well as to meet the Companies' corporate targets and goals. The Companies have designed infrastructure to centralize and consolidate information from all of business units and domestic and overseas operations to facilitate proper integration and risk control.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below:

(a) Consolidation and Investments in Subsidiaries and Associated Companies

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Associated companies consist of companies and corporate joint ventures owned 20% to 50%, or those owned less than 20% in the case where the Companies have the ability to exercise significant influence over operating and financial policies. Investments in associated companies are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated. The accounts of certain subsidiaries that have a fiscal year end within three months prior to March 31 have been included in the financial statements based on their fiscal year.

(b) Cash Equivalents

The Companies consider highly liquid investments, including short-term time deposits, with an original maturity of three months or less, to be cash equivalents.

(c) Foreign Currency Translation

Foreign currency receivables and payables are translated into their respective companies' functional currencies at year-end exchange rates. The resulting exchange gains or losses are recognized in earnings (see Note 20). Assets and liabilities of foreign subsidiaries and associated companies are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting accumulated translation adjustments are included in a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

(d) Inventories

Inventories mainly consist of commodities, materials and real estate for development and resale. The cost of inventories is determined based generally on the moving average basis or specific-identification basis. Precious metals, that have immediate marketability at quoted market prices, are valued at market value with unrealized gains and losses included in earnings. Other commodities and materials are stated primarily at the lower of average cost or market. Real estates held for development and resale are stated at the lower of cost specifically identified or net realizable value.

(e) Marketable Securities and Other Investments

All debt securities and marketable equity securities are classified as either (1) trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, (2) available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets, or (3) held-to-maturity securities, which are accounted for at amortized cost. Unrealized losses deemed to be other than temporary declines of market values are charged to income.

Non-marketable securities held as investments are carried at cost. For declines in fair value considered other than temporary on non-marketable securities, impairment losses are recognized in earnings.

The cost of securities sold is determined based on the average cost of all the shares of such securities held at the time of sale.

(f) Allowance for Doubtful Receivables

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected. Management considers individual customers' credit risks such as historical performance, any changes of original terms, internal risk-ratings, industry, and other specific factors applicable to the customer as well as general risk factors including sovereign risk where the customer resides.

The Companies maintain a specific allowance for impaired loans. An impairment allowance is the difference between the loans' book value and either the present value of expected future cash flows discounted at the loans' effective interest rate, the loans' market price if available, or the fair value of collateral if the loans are collateral dependent. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in the loans portfolio based on default probability and loss severity from the Companies' past experience. Past due balances over 3 months and a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(g) Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed principally under the declining-balance method for assets in Japan, and under the straight-line method for assets located outside Japan, over their estimated useful lives.

(h) Impairment of Long-Lived Assets

On April 1, 2002, the Companies adopted Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Long-lived assets and purchased intangibles subject to amortization are reviewed for impairment based on a cash flow analysis of related operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Those assets considered impaired are reported at the lower of carrying amount or fair value. Those assets to be disposed of would be reported separately at fair value less cost to sell, and are no longer depreciated. The adoption of SFAS No. 144 did not have material impact on the consolidated financial statements. Prior to adoption of SFAS No. 144, the Companies accounted for long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

(i) Goodwill and Other Intangible Assets

Goodwill represents the excess of cost of the Companies' investments in subsidiaries and associated companies over their equity in the net assets at the dates of acquisition. On April 1, 2002, the Companies adopted SFAS No. 142, "Goodwill and Other Intangible Assets," reclassifying certain intangible assets from goodwill to other intangible assets. Goodwill is not amortized, but instead tested for impairment at the reporting unit (which is one level below the operating segments). Goodwill is tested annually or more often if events or circumstances, such as adverse changes in the business climate, indicate that there may be impairment. Other recognized intangible assets determined to have indefinite useful life are not amortized, but instead tested for impairment until its life is determined to be no longer indefinite (see Note 10). There was no impairment of goodwill upon adoption of SFAS No. 142. Prior to the adoption of SFAS No. 142, goodwill was amortized mainly over 5 years on a straight-line basis.

(j) Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for stock options. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or continuing to measure compensation using the intrinsic value approach under Accounting Principles Board ("APB") Opinion No. 25 ("Accounting for Stock Issued to Employees"), the former standard. The Company chose to use the measurement prescribed by APB Opinion No. 25 and no additional compensation cost was incurred for the years ended March 31, 2003, 2002 and 2001. Had compensation cost for the Company's stock option plans been determined consistent with SFAS No. 123, the Company's net income and net income per share for the years ended March 31, 2003, 2002 and 2001 would have been as follows:

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Net income : As reported	¥ 28,280	¥ 45,216	¥ 40,344	$ 236
Deduct: Total stock-based compensation cost determined under fair value method for fixed stock option plans, net of related tax effects	(19)	(21)	(34)	(0)
Pro forma	28,261	45,195	40,310	236

	Yen			U.S. Dollars
	2003	2002	2001	2003
Basic earnings per share: As reported	¥ 26.58	¥ 42.49	¥ 37.91	$ 0.22
Pro forma	26.56	42.47	37.87	0.22
Diluted earnings per share: As reported	26.18	41.59	37.14	0.22
Pro forma	26.16	41.58	37.10	0.22

(k) Income Taxes

The tax effect of temporary differences between the financial statement and income tax basis of assets and liabilities is recognized as deferred income taxes, using enacted tax rates applicable to the periods in which the differences are expected to affect taxable income.

Provision for deferred income taxes is not provided for on undistributed earnings of subsidiaries and foreign corporate joint ventures. The Companies consider that such earnings are permanently reinvested for foreign subsidiaries and foreign corporate joint ventures or would not result in material additional taxation for domestic subsidiaries should they be distributed to the Companies under current circumstances.

(l) Commodity Forwards and Futures Contracts

The Companies enter into commodity forwards and futures contracts principally to hedge economically their inventories and trading commitments against market price fluctuations. These contracts relate principally to precious metals (mainly gold, platinum and silver) and nonferrous metals (mainly aluminum, nickel and copper). Changes in the market value of those forwards and futures contracts are recognized in current income.

(m) Derivative Financial Instruments

On April 1, 2001, the Companies adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The standard establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133, as amended, requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized in earnings. As of April 1, 2001, the adoption of SFAS No. 133, as amended, resulted in an immaterial impact to net income and a decrease to accumulated other comprehensive income of approximately ¥1,475 million.

Prior to the adoption of SFAS No. 133 on April 1, 2001, derivatives designated as hedges were accounted for as follows. The amounts received or paid under interest rate swap contracts were recognized as interest through earnings over the life of the contracts. Premiums paid for interest rate caps were amortized over the life of contracts as a part of interest expense. Gains and losses from revaluation of foreign exchange forward contracts were deferred until the time when the hedged transactions occur.

(n) Use of Estimates in the Preparation of the Financial Statements

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported therein. For example, estimates are used when accounting for the allowance for doubtful receivables, inventories, investments, impairment of long-lived assets, income taxes and contingencies. Due to the inherent uncertainty involved in making estimates, actual results may differ significantly from those originally estimated and changes to estimates could occur in the future.

(o) Amounts per Share

Basic net income per share has been computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income per share has been computed assuming all convertible debentures were converted at the beginning of the year or at the time of issuance (if later), and that all convertible bonds were converted to the extent that it is not antidilutive.

Cash dividends per share presented in the accompanying consolidated statements of income represent the cash dividends declared applicable to each respective year, including dividends paid and recorded after the year end.

(p) Revenue Recognition

Gross trading profit primarily consists of gross profit on principal transactions and commissions received on agency transactions.

Gross trading profit is recognized, when the Companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured, in accordance with Staff Accounting Bulletin ("SAB") No. 101 of the Securities and Exchange Commission ("SEC"), "Revenue Recognition in Financial Statements." In addition to this general policy, the followings are specific revenue recognition policies:

Gross trading profit from principal transactions and similar agency transactions is recognized at the time the delivery conditions agreed with customers are met. These conditions are considered met when the goods are received by the customer, title to the warehouse receipts are transferred, or the implementation testing is duly completed and any future obligations are perfunctory and do not affect the customer's final acceptance of the arrangement.

Gross trading profit from service related agency transactions is recognized when the contracted services are rendered to third-party customers according to the terms of contract.

Operating lease income is recognized over the term of underlying leases on a straight-line basis and income under long-term contracts in the plant construction contracts is recognized on a percentage of completion method on a cost to cost basis or the units of work performed method.

Revenue recognition policies regarding derivative instruments entered into hedging transactions and as a part of trading activities are described in the accounting policies for derivative commodity forwards and futures contracts and derivative financial instruments.

Total trading transactions represent the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

(q) Issuance of stock by subsidiarieas and associated companies

The Company recognizes a gain or a loss when a subsidiary or an associated company issues its shares to third parties at amounts in excess or less than the Company's average carrying value.

(r) New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized. Instead, these assets are tested at least annually for impairment. The adoption of SFAS No. 142 decreased the Companies' amortization expenses by ¥2.9 billion during the fiscal year ended March 31, 2003.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset. A legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. This statement is effective for fiscal years beginning after June 15, 2002. The Companies do not expect that the adoption of this statement will have a material impact on the Companies' consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets by establishing additional criteria as compared to the previous generally accepted accounting principles to determine when a long-lived asset is held for sale. It also broadens the definition of discontinued operations. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this statement did not have a material impact on the Companies' consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement replaces the guidance provided by Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that costs associated with an exit or disposal activity be recognized when a liability is incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Companies' consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." The Interpretation requires that guarantors recognize a liability for the fair value of the obligations it has undertaken in issuing a guarantee. In addition, the Interpretation will require entities to disclose the nature of, the maximum potential amount of future payments, the carrying amount of the liability for the guarantor's obligations and the nature of recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantees. The initial recognition and initial measurement provisions apply to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of the Interpretation did not have a material impact on the Companies' consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No.148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of the transition accounting for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal

years ending after December 15, 2002, with earlier application permitted in certain circumstances.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to entities established before January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Companies do not expect that the adoption of this interpretation will have a material impact on the Companies' consolidated financial statements.

In February, 2003, the EITF issued EITF No. 03-2, " Accounting for Defined Benefit Pension Plans Established under the Japanese Welfare Pension Insurance Law." This EITF issue discusses the treatment of defined benefit pension plans established under the Japanese Welfare Pension Insurance Law ("JWPIL"). These plans are composed of (a) a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by JWPIL and (b) a corporate portion based on a contributory defined benefit pension arrangement established at the discretion of each employer. Under this EITF issue, a series of steps for the separation of substitutional portion from the Employees' Pension Fund plans ("EPFs") is viewed as a single settlement transaction. This EITF will be applied to the Companies if they determine to separate and return the substitutional portion of the EPFs to the Government in the future.

In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, which are collectively referred to as derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 will be applied prospectively. The Companies do not expect the adoption of SFAS No. 149 will have a material effect on the Companies' consolidated financial statements.

(s) Reclassifications

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

4. CASH FLOW INFORMATION

Additional cash flow information for the years ended March 31, 2003, 2002 and 2001 is as follows:

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Cash paid during the year for:				
Interest	¥ 30,139	¥ 47,240	¥ 69,805	$ 251
Income taxes	20,720	25,018	30,844	173
Non-cash investing and financing activities:				
Capital lease obligations incurred	9,558	5,179	6,312	80
Fair value of securities transferred to pension trust	5,069	21,541	61,112	42

5. MARKETABLE SECURITIES AND OTHER INVESTMENTS

(a) Marketable Securities

Information regarding each category of securities classified as available-for-sale and held-to-maturity as of March 31, 2003 and 2002 is as follows (excluding non-marketable investments discussed below):

	Millions of Yen			
As of March 31, 2003	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 228,533	¥ 23,908	¥ 21,621	¥ 230,820
Debt securities	5,803	83	21	5,865
Held-to-maturity	22,550	22	9	22,563
	¥ 256,886	¥ 24,013	¥ 21,651	¥ 259,248

	Millions of Yen			
As of March 31, 2002	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 246,024	¥ 73,720	¥ 22,666	¥ 297,078
Debt securities	17,939	151	43	18,047
Held-to-maturity	28,859	9	127	28,741
	¥ 292,822	¥ 73,880	¥ 22,836	¥ 343,866

	Millions of U.S. Dollars			
As of March 31, 2003	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	$ 1,905	$ 199	$ 181	$ 1,923
Debt securities	48	1	0	49
Held-to-maturity	188	0	0	188
	$ 2,141	$ 200	$ 181	$ 2,160

The Company decided to liquidate one of its overseas subsidiaries, and sold its held-to-maturity security portfolio during the year ended March 31, 2002. The sale did not result in a significant gain or loss for the year ended March 31, 2002.

The carrying values of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2003 and 2002 are summarized by contractual maturities as follows:

	Millions of Yen				Millions of U.S. Dollars	
	2003		2002		2003	
	Available for Sale	Held to Maturity	Available for Sale	Held to Maturity	Available for Sale	Held to Maturity
Due in one year or less	¥ 4,298	¥ 3,064	¥ 1,790	¥ 3,375	$ 36	$ 25
Due after one year through five years	840	9,107	16,221	13,285	7	76
Due after five years through ten years	127	10,264	36	11,663	1	86
Due after ten years	600	115	—	536	5	1
Total	¥ 5,865	¥ 22,550	¥ 18,047	¥ 28,859	$ 49	$ 188

Proceeds from sales and gross realized gains and losses on available-for-sale securities for the years ended March 31, 2003, 2002 and 2001 were as follows:

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Proceeds from sales	¥ 64,291	¥ 47,555	¥ 163,248	$ 536
Gross realized gains	¥ 12,437	¥ 36,575	¥ 59,197	$ 104
Gross realized losses	2,741	3,651	1,359	23
Net realized gains	¥ 9,696	¥ 32,924	¥ 57,838	$ 81

For the years ended March 31, 2003, 2002, and 2001, the Company contributed certain marketable equity securities, other than those of its subsidiaries or associated companies, to an employee retirement benefit trust fully administrated and controlled by an independent bank trustee. The fair market value of those securities at the time of contribution was ¥5,069 million ($42 million), ¥21,541 million, and ¥61,112 million for the year ended March 31, 2003, 2002, and 2001 respectively. A net realized gain of ¥2,317 million ($19 million), ¥14,988 million, and ¥35,040 million from the transfer of securities to the pension fund was recognized in the accompanying consolidated statements of income for the years ended March 31, 2003, 2002, and 2001 respectively.

(b) Non-marketable Securities and Other Investments

Other investments as of March 31, 2003 included investments in non-traded, unassociated companies, and others, amounting to ¥161,980 million ($1,350 million) and other investments as of March 31, 2002 included investments in non-traded, unassociated companies and life insurance policies, and others, amounting to ¥244,859 million. Investments in non-traded securities of unassociated companies were carried at cost unless there is decline in value determined to be other than temporary, in which case the investment is written down to its fair value. Investments in life insurance policies were reported at cash surrender value.

(c) Gains and Losses on Marketable Securities and Other Investments

The amounts included in "Gain (loss) on marketable securities and other investments, net" in the consolidated statements of income for the years ended March 31, 2003, 2002 and 2001 are consisted of as follows:

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Net realized gains (losses):				
Marketable securities	¥ 7,379	¥ 17,936	¥ 22,798	$ 62
Marketable securities transferred to pension fund	2,317	14,988	35,040	19
Non-marketable securities	9,283	9,898	20,670	77
Issuance of stock by an equity investee	—	—	36,697	—
Other than temporary losses on securities	(66,104)	(50,462)	(42,876)	(551)
Total	¥ (47,125)	¥ (7,640)	¥ 72,329	$ (393)

6. LOAN SECURITIZATION

In March 2000, the Company securitized ship loans totaling ¥100 billion by selling them to an unrelated qualified special-purpose company ("QSPC"). At the same time, the Company granted a subordinated loan of ¥10 billion to the QSPC. As a result of these transactions, a net amount of ¥90 billion of loans were eliminated from the consolidated balance sheet as of March 31, 2000, the balance of which was ¥83 billion ($0.7 billion) and ¥84 billion as of March 31, 2003 and 2002, respectively. The Company retained interests, which are subordinate to the investors' interests. The value of the Company's interest is subject to credit and interest rate risk on the financial assets it sold, and calculated based on the key assumptions of expected credit loss rate of 0.15% and discount rate of 1.0%. The investors and QSPC have no other recourse to the Company's other assets if any loan borrowers fail to repay.

7. ALLOWANCE FOR DOUBTFUL RECEIVABLES

An analysis of the allowance for doubtful receivables for the years ended March 31, 2003, 2002 and 2001 is presented as follows:

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Balance, beginning of year	¥ 93,805	¥ 107,557	¥ 98,739	$ 782
Provision for/(reversal of) allowance for doubtful receivables	5,588	(14,222)	31,944	47
Provision for loss on termination and restructuring of projects	—	974	6,737	—
Charge-off	(12,991)	(1,281)	(29,786)	(109)
Foreign currency translation adjustments	(455)	777	(77)	(4)
Balance, end of year	85,947	93,805	107,557	716
Less: Current portion	(9,762)	(10,683)	(11,600)	(81)
Long-term portion	¥ 76,185	¥ 83,122	¥ 95,957	$ 635

The Company has provided an accrual for anticipated future losses on certain exposures mainly in Asia as a provision for doubtful receivables and others in specific countries for ¥22,975 million for the year ended March 31, 2001. During the year ended March 31, 2002, the Company reversed a provision for receivables on a plant construction project in Indonesia, which had been suspended due to the sudden unstable social and economic situation of that country. The reason for the last year's reversal is that the project was resumed. Provision for/(reversal of) allowance for doubtful receivables and others in specific countries included the reversal of ¥16,275 million related to the project, netted against new provision of ¥3,986 million for the year ended March 31, 2002. The Company currently does not expect to incur any losses related to this project. For the year ended March 31, 2003, the Company has provided an accrual for anticipated future losses on certain exposures mainly in Asia as a provision for doubtful receivables and others in specific countries for ¥4,759 million ($40 million).

As of March 31, 2003 and 2002, the total recorded long-term receivables considered impaired was ¥98,224million ($819million) and ¥114,211 million, respectively, and the related valuation allowance provided as at each year-end was ¥75,526million ($629million) and ¥69,859 million, respectively.

The Companies recognize interest income on impaired loans on a cash basis. Interest income on impaired loans recognized for the years ended March 31, 2003, 2002 and 2001 was not material.

8. INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

The associated companies operate principally in the manufacturing and service industries and participate substantially in the Companies' trading transactions as either purchasers or suppliers.

Investments in and advances to associated companies as of March 31, 2003 and 2002 consist of the following:

	Millions of Yen		Millions of U.S. Dollars
	2003	2002	2003
Investments in capital stock	¥ 243,825	¥ 220,559	$ 2,032
Advances	131,918	64,859	1,099
Total	¥ 375,743	¥ 285,418	$ 3,131

The carrying value of investments in associated companies as of March 31, 2003 and 2002 approximated the Companies' equity in the underlying net assets. Investments in common stock of certain associated companies as of March 31, 2003 and 2002 included marketable securities with carrying amounts of ¥36,258 million ($302 million) and ¥33,252 million, respectively, with corresponding aggregate quoted market values of ¥30,699 million ($256 million) and ¥31,472 million, respectively.

Summarized financial information of associated companies accounted for by the equity method as of March 31, 2003 and 2002, and for the years ended March 31, 2003, 2002 and 2001 is presented below:

	Millions of Yen		Millions of U.S. Dollars
	2003	2002	2003
Current assets	¥ 929,799	¥ 847,387	$ 7,748
Property, land and equipment, net	952,601	812,145	7,938
Other assets	887,728	1,029,007	7,398
Total assets	¥ 2,770,128	¥ 2,688,539	$ 23,084
Current liabilities	¥ 1,565,235	¥ 1,438,175	$ 13,043
Non-current liabilities	674,848	720,093	5,624
Shareholders' equity	530,045	530,271	4,417
Total liabilities and shareholders' equity	¥ 2,770,128	¥ 2,688,539	$ 23,084

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Trading transactions	¥ 1,837,930	¥ 1,387,037	¥ 907,992	$ 15,316
Net income (loss)	¥ 24,226	¥ (1,255)	¥ (16,063)	$ 202

The two major associated companies accounted for by the equity method which are contained in the above financial information are Sumisho Lease Co., Ltd. (approximately 34% owned) and Jupiter Telecommunication Co., Ltd. (approximately 28% owned). The following financial information for these two associated companies has been presented due to the relative significance of these entities to the Company's operation.

Sumisho Lease Co., Ltd.

	Millions of Yen		Millions of U.S. Dollars
	2003	2002	2003
Current assets	¥ 300,127	¥ 257,491	$ 2,501
Property, land and equipment, net	135,205	13,195	1,127
Other assets	569,819	654,254	4,748
Total assets	¥ 1,005,151	¥ 924,940	$ 8,376
Current liabilities	¥ 720,797	¥ 664,117	$ 6,007
Non-current liabilities	184,813	165,742	1,540
Shareholders' equity	99,541	95,081	829
Total liabilities and shareholders' equity	¥ 1,005,151	¥ 924,940	$ 8,376

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Trading transactions	¥ 118,265	¥ 112,646	¥ 120,032	$ 986
Net income (loss)	¥ 8,346	¥ 8,796	¥ 9,132	$ 70

Jupiter Telecommunication Co., Ltd.

	Millions of Yen		Millions of U.S. Dollars
	2003	2002	2003
Current assets	¥ 19,112	¥ 16,861	$ 159
Property, land and equipment, net	240,536	195,291	2,004
Other assets	155,113	157,771	1,293
Total assets	¥ 414,761	¥ 369,923	$ 3,456
Current liabilities	¥ 31,986	¥ 221,372	$ 266
Non-current liabilities	323,041	81,338	2,692
Shareholders' equity	59,734	67,213	498
Total liabilities and shareholders' equity	¥ 414,761	¥ 369,923	$ 3,456

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Trading transactions	¥ 116,631	¥ 76,561	¥ 35,818	$ 972
Net income (loss)	¥ (7,543)	¥ (26,964)	¥ (23,498)	$ (63)

In May 2000, the Company sold a 10% share of Jupiter Telecommunication Co., Ltd. ("Jupiter"), a 60% owned CATV operating subsidiary, to a third party. Later in September 2000, Jupiter acquired Titus Communications Corporation ("Titus"), another CATV operating company, by issuing new shares of Jupiter in exchange for shares of Titus. As a result of this new share issuance by Jupiter to third parties, the Company's ownership ratio decreased from 50% to 35%. Consequently, Jupiter became an associated company for which equity method accounting is applied during the year ended March 31, 2001. The Company recognized a gain amounting to ¥36,697 million from this transaction and the corresponding deferred tax liability during the year ended March 31, 2001, since the per share fair value of the newly issued shares by Jupiter to third parties was higher than the Company's carrying amount per share in Jupiter.

In February 2003, the Company sold an 8% share of Jupiter and recognized a gain amounting to ¥7,570 million ($63 million). As a result, the Company's ownership ratio decreased to 28%. During the year ended March 31, 2003, the Company reversed the deferred tax liability recognized previously in 2001 based on its overall tax position review related to Jupiter investment.

The Companies' total transactions with associated companies during the years ended March 31, 2003, 2002 and 2001 were as follows:

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Trading transactions	¥ 165,809	¥ 182,628	¥ 208,607	$ 1,382
Purchase transactions	¥ 865,031	¥ 691,952	¥ 525,317	$ 7,209

9.PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2003 and 2002 consists of the following:

	Millions of Yen		Millions of U.S. Dollars
	2003	2002	2003
Land and land improvements	¥ 264,598	¥ 275,779	$ 2,205
Buildings, including leasehold improvements	383,716	389,497	3,198
Machinery and equipment	464,861	444,058	3,874
Projects in progress	13,618	11,018	113
Total	1,126,793	1,120,352	9,390
Less: Accumulated depreciation	(365,777)	(344,006)	(3,048)
Property and equipment, net	¥ 761,016	¥ 776,346	$ 6,342

Depreciation expense for the years ended March 31, 2003, 2002 and 2001 was ¥63,972 million ($533million), ¥60,843 million and ¥51,770 million, respectively.

The Companies made assessment for the potential impairment of long-lived assets and, as a result, certain assets including domestic land and buildings for development purpose were deemed to be impaired because the assets were not expected to recover their entire carrying value through future estimated undiscounted cash flows. The losses recognized from impairments of such assets for the year ended March 31, 2003 were ¥20,371 million ($170 million), charged to Materials & Real Estate segment by ¥9,135 million ($76 million) and Domestic Regional Business Unit, Offices and Branch Offices segment by ¥11,236 million ($94 million). The amount of impairment losses were zero and ¥7,753, which were charged to Materials & Real Estate segment for the years ended March 31, 2002 and 2001, respectively. Such impairment losses were calculated based on appraisals for land and buildings or using the best estimates of discounted future cash flows based on the assumptions to continue its operation.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

(a) Intangible assets

The components of intangible assets subject to amortization as of March 31, 2003 are as follows:

	Millions of Yen		
	Gross amount	Accumulated amortization	Net carrying value
Software	¥ 50,233	¥ 16,502	¥ 33,731
Others	3,905	852	3,053
Total	¥ 54,138	¥ 17,354	¥ 36,784

	Millions of U.S. Dollars		
	Gross amount	Accumulated amortization	Net carrying value
Software	$ 418	$ 137	$ 281
Others	33	7	26
Total	$ 451	$ 144	$ 307

Intangible assets not subject to amortization as of March 31, 2003 were ¥27,299 million ($227 million)and mainly consisted of leaseholds held by the Companies, which substantially have the indefinite useful life by renewing the original lease terms in the contracts at the Companies' option. The Companies make periodical lease payments on these leasehold contracts.

The weighted-average amortization period is approximately five years and aggregate amortization expense for the year ended March 31, 2003 is ¥7,845 million ($65 million). Estimated amortization expense for the next five years ending March 31 is: ¥11,220 million ($94 million) in 2004, ¥9,534 million ($79 million) in 2005, ¥8,315 million ($69 million) in 2006, ¥6,996 million ($58 million) in 2007, and ¥719 million ($6 million) in 2008, respectively.

(b) Goodwill

After adopting SFAS No. 142, goodwill was not impaired for the year ended March 31, 2003, nor was any goodwill written off. As of March 31, 2003, the Companies had goodwill of ¥4,695 million ($39 million).

The following table presents the impact of SFAS No. 142 on net income and earnings per share had the accounting standard been in for the years ended March 31, 2002 and 2001:

	Millions of Yen	
	2002	2001
Net Income		
Reported net income	¥ 45,216	¥ 40,344
Goodwill amortization, net of taxes	2,879	1,159
Adjusted net income	¥ 48,095	¥ 41,503
	Yen	
Basic Earnings per Share		
Reported basic earnings per share	¥ 42.49	¥ 37.91
Goodwill amortization, net of taxes	2.70	1.09
Adjusted basic earnings per share	¥ 45.19	¥ 39.00
Diluted Earnings per Share		
Reported diluted earnings per share	¥ 41.59	¥ 37.14
Goodwill amortization, net of taxes	2.63	1.05
Adjusted diluted earnings per share	¥ 44.22	¥ 38.19

11. SHORT-TERM AND LONG-TERM DEBT

Short-term debt as of March 31, 2003 and 2002 consisted of the following:

	Millions of Yen				Millions of U.S. Dollars
	2003		2002		2003
		Weighted average interest rate		Weighted average interest rate	
Loans, principally from banks	¥ 326,197	2.26%	¥ 384,858	2.43%	$ 2,718
Commercial paper	289,643	0.11	388,971	0.13	2,414
	¥ 615,840		¥ 773,829		$ 5,132

The interest rates represent weighted average rates in effect as of March 31, 2003 and 2002, regardless of borrowing currencies, though the range of the interest rates varies by borrowing currency.

The Companies entered into line of credit agreements with syndicates of domestic and foreign banks, totaling $980 million with the foreign banks and ¥350 billion ($2,917 million) with Japanese banks. The Companies have not used these lines of credit.

Long-term debt as of March 31, 2003 and 2002 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2003	2002	2003
Weighted average interest rate	1.67%	1.95%	
Secured long-term debt:			
Banks and insurance companies, maturing serially through 2009, principally 1.5% to 6.7%	¥ 73,875	¥ 75,304	$ 616
19.1% bonds due 2004 payable in Indonesian rupiah	4,080	—	34
Unsecured long-term debt:			
Banks and insurance companies, maturing serially through 2022, principally 0.1% to 5.1%	1,697,292	1,615,373	14,144
1.5% convertible bonds due 2004 payable in Japanese yen (convertible into common stock at ¥1,237.30 per share)	35,702	35,702	298
1.0% bonds due 2004 payable in Japanese yen	50,454	50,735	421
5.15% bonds due 2005 payable in Euro	41,420	35,734	345
Bonds due 2013 payable in Japanese yen (fixed and floating rate: fixed rate 1.1% to 1.5%)	41,737	29,712	348
Various notes and bonds with interest rates from 0.8% to 6.5% maturing from 2003 to 2017	270,153	197,001	2,251
Capital lease obligation	43,189	47,845	360
Other	170,219	152,702	1,418
	2,428,121	2,240,108	20,235
Less: Current portion	(382,164)	(356,527)	(3,185)
	¥ 2,045,957	¥ 1,883,581	$ 17,050

Common stock reserved for conversion of the convertible bonds, as of March 31, 2003 and 2002, were 28,854,764 shares.

Annual maturities of long-term debt as of March 31, 2003 are as follows:

Years ending March 31	Millions of Yen	Millions of U.S. Dollars
2004	¥ 382,164	$ 3,185
2005	334,910	2,791
2006	371,149	3,093
2007	342,375	2,853
2008	317,946	2,650
2009 and thereafter	679,577	5,663
Total	¥ 2,428,121	$ 20,235

The Companies entered into interest rate swap and currency swap contracts to manage interest rate risk for certain short-term and long-term debt. The effective interest rates were generally based on LIBOR (London Interbank Offered Rate) for long-term bank loans and insurance company debt of ¥1,771,167 million ($14,760 million) and ¥1,690,677 million outstanding as of March 31, 2003 and 2002, respectively, and notes, bonds and medium-term notes of ¥443,546 million ($3,697million) and ¥348,884 million outstanding as of March 31, 2003 and 2002, respectively, after the effects of such swap agreements.

Most of all short-term and long-term loans from banks contain certain agreements customary in Japan. The banks may, under certain conditions, require the Companies to provide collateral (or additional collateral) or guarantors. The banks may treat any collateral as collateral for all indebtedness to such banks. Certain agreements relating to long-term bank loans provide that the banks may require the borrower to receive bank approval prior to the payment of dividends and other appropriations of earnings, before presentation to the shareholders. Default pro-

visions of certain agreements grant certain rights of possession to the banks. The borrower may be required to make early repayments of outstanding amounts under some agreements, principally with government-owned financial institutions, if the lender concludes that the borrower is able to repay the outstanding amount through improved earnings or from the proceeds of an equity or debt offering, and makes such prepayment request. The Companies have not been asked to make any such prepayment during the years ended March 31, 2003, 2002 and 2001 and currently do not anticipate any prepayment request.

12. PLEDGED ASSETS

The following table summarizes the book value of assets pledged as collateral for short-term and long-term debt of the Companies as of March 31, 2003:

	Millions of Yen	Millions of U.S. Dollars
Marketable securities and other investments	¥ 65,783	$ 548
Trade receivables and long-term receivables	57,407	478
Property and equipment, less related accumulated depreciation	120,286	1,003
	¥ 243,476	$ 2,029

Such collateral secured the following obligations:

	Millions of Yen	Millions of U.S. Dollars
Short-term debt	¥ 20,519	$ 171
Long-term debt	116,342	970
	¥ 136,861	$ 1,141

Trust receipts issued under customary import financing arrangements give recipient banks a security interest in the merchandise imported and/or the accounts receivable or sales proceeds resulting from the sale of such merchandise. The Companies repay the related notes and acceptances payable at the maturity dates without applying the sales proceeds to specific notes or acceptances. The large number of transactions makes it impracticable to determine the aggregate amounts of assets covered by outstanding trust receipts.

See Note 11 for a description of the right of the lending banks to require the companies to provide collateral (or additional collateral) not included in pledged assets summarized in the table above.

13. INCOME TAXES

Income taxes in Japan imposed by the national, prefectural and municipal governments, in the aggregate, resulted in a normal effective statutory rate of approximately 42% for the years ended March 31, 2003, 2002 and 2001. Japanese income tax regulations were changed on March 31, 2003, and the normal statutory tax rate will be reduced from approximately 42% to 41% for fiscal year starting April 1, 2004. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Income tax provision (benefit) for the years ended March 31, 2003, 2002 and 2001 is as follows:

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Current: Domestic	¥ 18,650	¥ 16,307	¥ 17,124	$ 156
Foreign	9,730	9,839	13,162	81
Deferred: Domestic	(33,841)	9,378	4,315	(282)
Foreign	(571)	(2,750)	(122)	(5)
Total	¥ (6,032)	¥ 32,774	¥ 34,479	$ (50)

The reconciliation between taxes calculated at the normal statutory tax rate in Japan and the Companies' income tax provision for the years ended March 31, 2003, 2002 and 2001 is summarized as follows:

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings (losses) of associated companies	¥ 18,833	¥ 83,008	¥ 86,449	$ 157
Tax provision computed at normal income tax rate	¥ 7,910	¥ 34,863	¥ 36,309	$ 66
Increases (decreases) in tax due to:				
Expenses not deductible for tax purposes	2,368	2,258	2,264	20
Tax effect on retained earnings of subsidiaries and associated companies	(12,417)	163	(7,565)	(103)
Realized operating losses of certain subsidiaries	(330)	1,249	895	(3)
Lower income tax rates applicable to income in certain foreign countries	(5,377)	(4,105)	(7,758)	(45)
Effect of taxation on dividends	82	526	7,737	1
Effect of tax rate change	1,447	—	—	12
Other–net	285	(2,180)	2,597	2
Total tax (benefit) provision	¥ (6,032)	¥ 32,774	¥ 34,479	$ (50)

Total income taxes recognized for the years ended March 31, 2003, 2002 and 2001 are allocated as follows:

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings (losses) of associated companies	¥ (6,032)	¥ 32,774	¥ 34,479	$ (50)
Shareholders' equity:				
Foreign currency translation adjustments	(1,109)	5,436	—	(9)
Net unrealized holding losses on securities available for sale	(18,562)	(30,469)	(54,929)	(155)
Net unrealized gains (losses) on derivatives	85	(682)	—	1
Pension liability adjustments	—	—	3,544	—
Total income taxes	¥ (25,618)	¥ 7,059	¥ (16,906)	$ (213)

Significant components of deferred tax assets and liabilities as of March 31, 2003 and 2002 are as follows:

	Millions of Yen		Millions of U.S. Dollars
	2003	2002	2003
Assets:			
Net operating loss carry forwards	¥ 53,824	¥ 36,756	$ 449
Investment securities	36,126	25,842	301
Inventory, and property and equipment	29,591	29,845	247
Allowance for doubtful receivables	21,451	28,958	179
Unrecognized intercompany profit	13,164	13,409	110
Accrued pension and retirement benefits	6,061	12,492	50
Accrual and other	15,899	21,446	132
Gross deferred tax assets	176,116	168,748	1,468
Less valuation allowance	(9,403)	(9,733)	(78)
Deferred tax assets, less valuation allowance	166,713	159,015	1,390
Liabilities:			
Valuation of debt and equity securities	1,400	20,231	12
Deferred gain on sales of property for tax purposes	41,860	44,628	349
Gain on securities transferred to pension fund	21,313	20,964	177
Undistributed earnings of subsidiaries and associated companies	10,047	22,405	84
Installment sales	2,730	4,247	23
Other	10,455	25,945	87
Gross deferred tax liabilities	87,805	138,420	732
Net deferred tax assets	¥ 78,908	¥ 20,595	$ 658

A valuation allowance is established to reduce certain deferred tax assets relating to deductible temporary differences and net operating loss carryforwards where it is more likely than not that the Companies will be unable to realize the benefits of those deferred tax assets. The net change in the total valuation allowance for the years ended March 31, 2003 and 2002 was a decrease of ¥330 million ($3 million) and an increase of ¥1,249 million, respectively.

Income taxes are not provided for on undistributed earnings of subsidiaries and foreign corporate joint venture because the Companies consider that such earnings are permanently reinvested and/or would not result in material additional taxation should they be distributed to the Companies under current circumstances. As of March 31, 2003 and 2002, the amounts of undistributed earnings of such subsidiaries and associated companies on which a deferred tax liability has not been recognized in the accompanying consolidated financial statements totaled to ¥166,109 million ($1,384million) and ¥123,628 million, respectively.

As of March 31, 2003, the Companies have aggregate tax operating loss carryforwards of ¥139,996 million ($1,167 million), which may be used as a deduction in the determination of taxable income in future periods. If not utilized, such loss carryforwards expire as following schedule. Loss carryforwards after five years are attributed to certain foreign subsidiaries and the related deferred tax assets for such portion are generally offset by a valuation allowance.

Years ending March 31	Millions of Yen	Millions of U.S. Dollars
2004	¥ 10,566	$ 88
2005	762	7
2006	62,786	523
2007	716	6
2008	49,450	412
2009 and thereafter	15,716	131
Total	¥ 139,996	$ 1,167

14. ACCRUED PENSION AND RETIREMENT BENEFITS

The Company has non-contributory defined benefit pension plans covering substantially all employees other than directors. The plans provide benefits based upon years of service, compensation at the time of severance and other factors.

The Company's funding policy is based on a number of factors including the tax deductibility of contributions, the plan's funded status, actuarial calculations and other considerations. Contributions are intended to provide not only for benefits attributable to service to date but also for those expected to be earned in the future. Also, the Company may contribute certain marketable equity securities, or cash to an employee retirement benefit trust in order to maintain a sufficient level of funding at the end of fiscal year.

Net periodic pension costs of the Company's pension plans for the years ended March 31, 2003, 2002 and 2001 include the following components:

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Service cost — benefits earned during the year	¥ 3,305	¥ 3,458	¥ 3,040	$ 27
Interest cost on projected benefit obligation	4,038	4,003	4,235	34
Expected return on plan assets	(2,673)	(2,466)	(2,424)	(22)
Net amortization and deferral	4,648	3,918	1,872	39
Net periodic pension cost	¥ 9,318	¥ 8,913	¥ 6,723	$ 78

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the Company's plans was as follows:

	Millions of Yen		Millions of U.S. Dollars
	2003	2002	2003
Change in benefit obligation:			
Benefit obligation, beginning of year	¥ 134,909	¥ 133,380	$ 1,124
Service cost	3,305	3,458	28
Interest cost	4,038	4,003	34
Actuarial (gain) loss	10,486	(879)	87
Benefits paid	(5,263)	(5,053)	(44)
Benefit obligation, end of year	¥ 147,475	¥ 134,909	$ 1,229
Change in plan assets:			
Fair value of plan assets, beginning of year	¥ 137,980	¥ 137,222	$ 1,150
Actual return on plan assets	(34,088)	(30,174)	(284)
Employer contribution	46,107	35,987	384
Benefits paid from plan assets	(5,280)	(5,055)	(44)
Fair value of plan assets, end of year	¥ 144,719	¥ 137,980	$ 1,206
Funded status	¥ (2,756)	¥ 3,071	$ (23)
Unrecognized actuarial loss	111,861	69,262	932
Prepaid cost for retirement benefits	¥ 109,105	¥ 72,333	$ 909

The Company contributed certain marketable equity securities as described in Note 5, and cash to an employee retirement benefit trust. Those securities and cash held in this trust are qualified as plan assets under SFAS No. 87.

Because fair value of plan assets exceeded the accumulated benefit obligation as of March 31, 2003 and 2002, liability for retirement benefits in accumulated other comprehensive income (loss) was not recognized. Prepaid cost for retirement benefits as of March 31, 2003 and 2002 are included in principally prepaid expenses, non-current.

Assumptions used for fiscal 2003, 2002 and 2001 in determining costs for the plan and the funded status information shown above were principally as follows:

	2003	2002	2001
Weighted-average discount rate	2.5%	3.0%	3.0%
Expected long-term rate of return on plan assets	3.0%	3.0%	3.0%
Rate of expectable salary increase	3.0%	3.0%	3.2%

Most of the subsidiaries have unfunded retirement benefit plans and/or funded pension plans. Employees, other than directors, are entitled to, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, lump-sum retirement benefit based on compensation at the time of retirement, years of service and other factors. As of March 31, 2003 and 2002, the benefit obligation of subsidiaries under these plans were ¥30,977 million ($258 million) at the discount rate of mainly 2.5%, and ¥28,090 million at the discount rate of mainly 3.0%, respectively, which were approximately equal to the aggregated fair value of plan assets and accruals.

In addition to unfunded retirement benefit plans or funded pension plans, certain domestic subsidiaries and associated companies also participate in an Employee Pension Fund ("EPF") as a group, which is stipulated by the Japanese Welfare Pension Insurance Law. This plan serves as a substitute for the Japan Government pension plan funded by social security taxes paid by employees and the employer. The EPF consists of two portions (1) social security tax portion funded by employees and the companies and (2) corporate portion funded by the companies. Contributions are made based upon the aggregate cost method. The plan assets of EPF cannot be specifically allocated to the individual participants nor to the corporate portion. The Company did not apply accounting for single-employer defined benefit pension plans under SFAS No. 87 for the plan as the effect on the consolidated financial statements of the implementation of SFAS No. 87 are not significant. The total estimated assets of the EPF at March 31, 2003 approximated the amount of accrued benefit obligation at that date.

The total amounts charged to income by subsidiaries for the years ended March 31, 2003, 2002 and 2001 were ¥3,746 million ($31million), ¥3,859 million and ¥4,682 million, respectively.

15. SHAREHOLDERS' EQUITY

(a) Common Stock and Additional Paid-in Capital

Under the Commercial Code of Japan ("the Code"), at least 50% of the proceeds of certain issues of common shares, including conversions of convertible debentures and exercise of warrants, shall be credited to the common stock account. The remainder of the proceed shall be credited to the additional paid-in capital. The Code permits, upon approval of the Board of Directors, transfer of amounts from additional paid-in capital to the common stock account.

As of March 31, 2003 and 2002, associated companies owned 315,168 shares and 311,168 shares of the Company's common stock, respectively.

(b) Appropriated for Legal Reserve

The Code provides that at least 10% of all cash dividend payments and bonuses to directors, made as an appropriation of retained earnings applicable to each fiscal period, shall be appropriated as a legal reserve until an aggregate amount of additional paid-in capital and legal reserve equals 25% of common stock. Legal reserve may be used to eliminate or reduce a deficit, transferred to common stock, or transferred to retained earnings until an aggregate amount of additional paid-in capital and the legal reserve equals 25% of capital stock, by resolution of the shareholders.

(c) Unappropriated Retained Earnings and Dividends

Retained earnings available for dividends under the Code is based on the amount recorded in the Company's general accounting records maintained in accordance with accounting practices generally accepted in Japan. The adjustments included in the accompanying financial statements but not recorded in the general accounting records, as explained under "Basis of Financial Statements" in Note 1, have no effect in determining retained earnings available for dividends under the Code.

The Code limits the amount of retained earnings available for dividends. Retained earnings of ¥135,972 million ($1,133 million) and ¥176,796 million, shown by the Company's accounting records as of March 31, 2003 and 2002, respectively, exclusive of the amount previously appropriated for legal reserve, were not restricted by the limitations under the Code. There are also restrictions on the payment of dividends relating to net unrealized gains on investment in securities and earnings impact of derivatives under accounting principles generally accepted in Japan, amounting to ¥1,808 million ($15 million) as of March 31, 2003. The payment of dividends relating to the treasury stock amounting to ¥748 million ($6 million) as of March 31, 2003 is not permitted.

The Code permits transfers, upon shareholder approval, of a portion of unappropriated retained earnings available for dividends to capital stock account without issuance of any shares.

Dividends are approved by shareholders at the meeting held subsequent to the statutory fiscal period to which the dividends are payable to shareholders. Interim dividends are approved by the Board of Directors for the interim six-month period. Dividends are reported in the consolidated statements of shareholders' equity when approved.

The Board of Directors intends to recommend to the shareholders, at the general meeting to be held on June 20, 2003, the declaration of a cash dividend to shareholders of record as of March 31, 2003 of ¥4 ($0.03) per share for a total of ¥4,254 million ($35 million).

(d) Stock Option Plan

On June 23, 2000, the shareholders authorized the acquisition of 161,000 shares of the Company's common stock for the total consideration not exceeding ¥274 million during the period up to the closing of the shareholders' meeting held in 2001. On June 22, 2001, the shareholders authorized the acquisition of 166,000 shares of the Company's

common stock for the total consideration not exceeding ¥183 million during the period up to the closing of the shareholders' meeting in 2002.

The Company intends to transfer such treasury shares to directors and certain employees under an agreement granting them the right to purchase the shares at a predetermined price. The options vest 100% on the grant date and are exercisable from April 1, 2001 to June 30, 2005 for the options issued on July 31, 2000 and April 1, 2002 to June 30, 2006 for the options issued on July 31, 2001.

On June 21, 2002, the shareholders authorized the issue of new share acquisition rights up to 161 units (1,000 common shares per new share acquisition right) to directors and certain employees. The options vest 100% on the grant date and are exercisable from April 1, 2003 to June 30, 2007.

The Board of Directors intends to recommend to the shareholders, at the general meeting to be held on June 20, 2003, the declaration of an additional issue of new share acquisition rights up to 173 (1,000 common shares per new share acquisition right) to directors, executive officers and employees.

The following table summarizes information about stock option activity for fiscal 2003, 2002 and 2001:

	Number of shares	Weighted average exercise price	Weighted average (years) remaining life
Outstanding at March 31, 2000	—	—	
Granted	161,000	¥ 1,171	
Exercised	—	—	
Cancelled or Expired	6,000	1,171	
Outstanding at March 31, 2001	155,000	1,171	4.25
Options exercisable at March 31, 2001	—	—	—
Granted	166,000	858	
Exercised	—	—	
Cancelled or Expired	20,000	1,108	
Outstanding at March 31, 2002	301,000	1,003	3.79
Options exercisable at March 31, 2002	139,000	1,171	4.25
Granted	159,000	729	
Exercised	—	—	
Cancelled or Expired	69,000	1,012	
Outstanding at March 31, 2003	391,000	¥ 890	3.39
Options exercisable at March 31, 2003	232,000	¥ 1,000	2.80

The following table summarizes information for options outstanding and exercisable at March 31, 2003:

Outstanding			Exercisable		
Number of shares	Weighted-average exercise price		Number of shares	Weighted-average exercise price	
	Yen	U.S. Dollars		Yen	U.S. Dollars
391,000	¥890	$ 7	232,000	¥ 1,000	$ 8

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2003	2002	2001
Grant-date fair value	¥202 ($ 2)	¥235	¥372
Expected life	4.5 years	4.5 years	5 years
Risk-free rate	0.32%	0.37%	0.45%
Expected volatility	45.84%	46.31%	38.00%
Expected dividend yield	0.92%	0.88%	0.68%

16.OTHER COMPREHENSIVE INCOME (LOSS)

Changes in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2003, 2002 and 2001 are as follows:

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Foreign currency translation adjustments:				
Balance, beginning of year	¥ (46,775)	¥ (72,748)	¥ (97,862)	$ (390)
Adjustment for the year	(13,512)	25,973	25,114	(112)
Balance, end of year	¥ (60,287)	¥ (46,775)	¥ (72,748)	$ (502)
Net unrealized holding gains (losses) on securities available for sale:				
Balance, beginning of year	¥ 23,858	¥ 58,020	¥ 129,318	$ 199
Adjustment for the year	(30,120)	(34,162)	(71,298)	(251)
Balance, end of year	¥ (6,262)	¥ 23,858	¥ 58,020	$ (52)
Net unrealized gains (losses) on derivatives:				
Balance, beginning of year	¥ (941)	¥ —	¥ —	$ (8)
Cumulative effect of accounting change	—	(1,475)	—	—
Adjustment for the year	122	534	—	1
Balance, end of year	¥ (819)	¥ (941)	¥ —	$ (7)
Pension liability adjustments:				
Balance, beginning of year	¥ —	¥ —	¥ (3,282)	$ —
Adjustment for the year	—	—	3,282	—
Balance, end of year	¥ —	¥ —	¥ —	$ —
Total accumulated other comprehensive income (loss):				
Balance, beginning of year	¥ (23,858)	¥ (14,728)	¥ 28,174	$ (199)
Adjustment for the year	(43,510)	(9,130)	(42,902)	(362)
Balance, end of year	¥ (67,368)	¥ (23,858)	¥ (14,728)	$ (561)

Tax effects allocated to each component of other comprehensive income (loss) are as follows:

2003 :	Millions of Yen		
	Pretax amount	Tax (expense) or benefit	Net-of-tax amount
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	¥ (17,370)	¥ 1,109	¥ (16,261)
Reclassification adjustment for losses included in net income	2,749	—	2,749
Net adjustment	(14,621)	1,109	(13,512)
Net unrealized holding losses on securities available for sale:			
Unrealized holding losses arising during the year	(91,212)	37,397	(53,815)
Reclassification adjustment for losses included in net income	42,530	(18,835)	23,695
Net unrealized losses	(48,682)	18,562	(30,120)
Net unrealized gains (losses) on derivatives:			
Unrealized gains (losses) arising during the year	749	(307)	442
Reclassification adjustment for gains included in net income	(542)	222	(320)
Net unrealized gains (losses)	207	(85)	122
Other comprehensive income (loss)	¥ (63,096)	¥ 19,586	¥ (43,510)

2002 :

	Millions of Yen		
	Pretax amount	Tax (expense) or benefit	Net-of-tax amount
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	¥ 28,739	¥ (5,436)	¥ 23,303
Reclassification adjustment for losses included in net income	2,670	—	2,670
Net adjustment	31,409	(5,436)	25,973
Net unrealized holding losses on securities available for sale:			
Unrealized holding losses arising during the year	(81,245)	34,123	(47,122)
Reclassification adjustment for losses included in net income	16,614	(3,654)	12,960
Net unrealized losses	(64,631)	30,469	(34,162)
Net unrealized gains (losses) on derivatives:			
Unrealized gains (losses) arising during the year	(2,542)	1,067	(1,475)
Reclassification adjustment for losses included in net income	919	(385)	534
Net unrealized gains (losses)	(1,623)	682	(941)
Other comprehensive income (loss)	¥ (34,845)	¥ 25,715	¥ (9,130)

2001 :

	Millions of Yen		
	Pretax amount	Tax (expense) or benefit	Net-of-tax amount
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	¥ 19,651	¥ —	¥ 19,651
Reclassification adjustment for losses included in net income	5,463	—	5,463
Net adjustment	25,114	—	25,114
Net unrealized holding losses on securities available for sale:			
Unrealized holding losses arising during the year	(105,279)	44,217	(61,062)
Reclassification adjustment for gains included in net income	(20,948)	10,712	(10,236)
Net unrealized losses	(126,227)	54,929	(71,298)
Pension liability adjustments	6,826	(3,544)	3,282
Other comprehensive income (loss)	¥ (94,287)	¥ 51,385	¥ (42,902)

2003 :

	Millions of U.S. Dollars		
	Pretax amount	Tax (expense) or benefit	Net-of-tax amount
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	$ (145)	$ 9	$ (136)
Reclassification adjustment for losses included in net income	24	—	24
Net adjustment	(121)	9	(112)
Net unrealized holding losses on securities available for sale:			
Unrealized holding losses arising during the year	(760)	312	(448)
Reclassification adjustment for losses included in net income	354	(157)	197
Net unrealized losses	(406)	155	(251)
Net unrealized gains (losses) on derivatives:			
Unrealized gains (losses) arising during the year	6	(2)	4
Reclassification adjustment for gains included in net income	(4)	1	(3)
Net unrealized gains (losses)	2	(1)	1
Other comprehensive income (loss)	$ (525)	$ 163	$ (362)

17. FINANCIAL INSTRUMENTS

(a) Financial Instruments and Risk Management

The Companies are parties to derivative financial instruments ("derivatives"), which they use in the normal course of business to manage the exposure to fluctuations in foreign exchange rates and interest rates. The primary derivatives used by the Companies include foreign exchange forward contracts, currency swaps, and interest rate swaps. The Companies utilize interest rates futures, options, and currency options in certain occasions.

Derivatives are mainly utilized to hedge interest rate and foreign currency positions associated with the Companies' business. Accordingly, market risk in these derivatives is largely offset by corresponding opposite movements in the position of underlying transactions and related assets and liabilities and firm commitments. Certain derivatives are entered into for trading purposes. All derivatives are recorded at fair value as required by SFAS No. 133.

Fair value hedges: Under SFAS No. 133, fair value hedges are hedges that eliminate the risk of changes in the fair values of assets, liabilities and firm commitments. The Companies use interest rate swaps to hedge the interest rate risk on fixed-rate borrowings mainly from Japanese insurance companies used to fund assets earning interest at variable rates. The Companies receive a fixed rate of interest and pay a variable rate of interest to change the cash flow profile of a fixed rate borrowing to match the variable rate financial asset that it is funding. The Companies use foreign exchange forward contracts and currency swaps to hedge the effect of foreign currency exchange rates on firm commitments. Changes in the fair value of derivatives designated and effective as fair value hedges are recorded in earnings and are offset by corresponding changes in the fair value of the hedged item.

Cash Flow hedges: Under SFAS No. 133, cash flow hedges are hedges that use derivatives to offset the variability of expected future cash flows. Principally, the Companies use interest rate swaps to hedge the variability of cash flows related to floating-rate borrowings. Changes in the fair value of derivatives designated and effective as cash flow hedges are recorded in other comprehensive income as a separate component of equity and released to earnings contemporaneously with the earnings effects of the hedged item.

At March 31, 2003, the amount that is expected to be reclassified into earnings, net of the related tax effect, within the next year is ¥271 million ($2 million).

Derivatives not designated as hedges: SFAS No. 133 specifies criteria that must be met in order to apply hedge accounting. For example, hedge accounting is not permitted for hedged items that are marked to market through earnings. As described in Note 3 (m), the Companies enter into commodity forwards and futures contracts principally to hedge economically the risk of price fluctuations on their inventories and trading commitments against market price fluctuations. These derivatives do not qualify as hedges under SFAS No. 133 for the Companies and any changes in the fair value are charged to earnings.

Earnings effects of derivatives: As of March 31, 2003, there were no significant gains or losses on derivatives or portions thereof that were either ineffective as hedges, excluded from the assessment of hedge effectiveness, or associated with an underlying exposure that did not occur.

In the context of hedging relationships, "Effectiveness" refers to the degree to which fair value changes in the hedging instrument offset corresponding fair value changes in the hedged item. Certain elements of hedge positions cannot qualify for hedge accounting under SFAS No. 133 whether effective or not, and must therefore be marked to market through earnings.

Management continuously assesses effectiveness of these derivative transactions and market risks surrounding these transactions to formulate the Companies' policy regarding derivative transactions.

1) Foreign Exchange Risk Management

The Companies' global operations in over 100 countries expose them to foreign currency risks related to buying, selling and financing in multiple currencies. The Companies have entered into foreign exchange forward contracts and currency swap agreements to hedge against the changes in foreign exchange rates associated with existing assets, liabilities and firm commitments.

2) Interest Rate Risk Management

The Companies' trading, financing and cash management activities expose them to market risk from changes in interest rates. Interest rate swaps are primarily used to convert certain specific debts to a floating basis as well as convert some floating rate assets or debts to a fixed basis. The Companies sometimes utilize interest rate futures and options.

3) Concentration of Credit Risk

The Companies' global orientation in a variety of businesses with diverse customers and suppliers reduces concentrations of credit risks. The Companies deal with selective international financial institutions, with a certain rating or above by the international statistical credit rating agency, to mitigate the credit risk exposure of derivatives with off-balance-sheet risk. Credit risk represents the possibility that the counterparties may be unable to perform under the terms of the agreements. Management does not expect any material losses as a result of counterparty default on financial instruments with off-balance-sheet risk. Credit risk is managed through the credit line approved by management and by monitoring the counterparties periodically.

(b) Fair Value of Financial Instruments

In accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," the Companies have provided the following fair value estimates and information about valuation methodologies.

Quoted market prices, where available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of financial instruments, and fair values for such financial instruments are estimated using discounted cash flow analysis or other valuation techniques.

1) Current Financial Assets other than Marketable Securities and Current Financial Liabilities

The carrying amount approximates fair value of these instruments because of their short maturities.

2) Marketable Securities and Other Investments

See Note 5.

3) Non-Current Trade Receivables and Advances to Associated Companies

The fair values of non-current trade receivables including long-term loans receivable, except for loans with floating rates whose carrying amount approximates fair value, are estimated by discounted cash flow

analysis, using interest rates currently being offered for loans or accounts receivable with similar terms to borrowers or customers of similar credit quality and remaining maturities.

4) Long-Term Debt
The fair values for long-term debt, except for debt with floating rates whose carrying amount approximates fair value, are estimated by discounted cash flow analysis, using rates currently available for similar types of borrowings with similar terms and remaining maturities.

5) Off-Balance-Sheet Financial Commitments
The Companies have not estimated the fair value of certain off-balance-sheet commitments (see Note 24). Because of uncertainty involved in attempting to assess the likelihood and timing of commitments being drawn upon, coupled with the lack of an established market, management does not believe it is practicable to estimate the fair value of these commitments. Guarantees issued or modified after December 31, 2002 were not material.

6) Interest Rate Swap, Currency Swap Agreements and Currency Option Contracts
The fair values of interest rate swap, currency swap agreements and currency option contracts are estimated by obtaining quotes from brokers and other appropriate valuation techniques based on information available to the Companies.

7) Foreign Exchange Forward Contracts
The fair values of foreign exchange forward contracts are estimated based on market prices for contracts with similar terms.

The estimated fair values of certain financial instruments and derivative financial instruments as of March 31, 2003 and 2002 were as follows:

As of March 31, 2003:	Millions of Yen			Millions of U.S. Dollars		
	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Financial Assets:						
Non-current trade receivables and advances to associated companies, less allowance for doubtful receivables	¥ —	¥ 744,396	¥ 757,311	$ —	$ 6,203	$ 6,311
Financial Liabilities:						
Long-term debt, including current maturities	—	2,428,121	2,445,573	—	20,234	20,380
Derivative Financial Instruments:						
Interest rate swap	911,336	48,836	48,836	7,594	407	407
Currency swap agreements	106,370	(66)	(66)	886	(1)	(1)
Foreign exchange forward contracts:						
To sell foreign currencies	168,369	(1,591)	(1,591)	1,403	(13)	(13)
To buy foreign currencies	236,504	5,606	5,606	1,971	47	47

As of March 31, 2002:	Millions of Yen		
	Notional amount	Carrying amount	Fair value
Financial Assets:			
Non-current trade receivables and advances to associated companies, less allowance for doubtful receivables	¥ —	¥ 749,283	¥ 761,682
Financial Liabilities:			
Long-term debt, including current maturities	—	2,240,108	2,260,590
Derivative Financial Instruments:			
Interest rate swap	885,583	36,712	36,712
Currency swap agreements	43,546	(2,055)	(2,055)
Foreign exchange forward contracts:			
To sell foreign currencies	169,714	(8,558)	(8,558)
To buy foreign currencies	165,156	9,827	9,827

18. NET INCOME PER SHARE

The reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the years ended March 31, 2003, 2002 and 2001 was as follows:

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Net income available to common stockholders	¥ 28,280	¥ 45,216	¥ 40,344	$ 236
Effect of dilutive securities:				
1.6% Japanese yen convertible debentures, due 2002	—	38	31	—
1.5% Japanese yen convertible debentures, due 2004	331	325	325	2
Diluted net income	¥ 28,611	¥ 45,579	¥ 40,700	$ 238

	Number of shares		
	2003	2002	2001
Weighted-average shares	1,063,908,266	1,064,206,644	1,064,306,912
Dilutive effect of:			
1.6% Japanese yen convertible debentures, due 2002	—	2,825,490	2,841,057
1.5% Japanese yen convertible debentures, due 2004	28,854,764	28,854,764	28,854,764
Weighted-average shares for diluted earnings per share computation	1,092,763,030	1,095,886,898	1,096,002,733

	Yen			U.S. Dollars
	2003	2002	2001	2003
Net income per share:				
Basic	¥ 26.58	¥ 42.49	¥ 37.91	$ 0.22
Diluted	26.18	41.59	37.14	0.22

Stock options issued and outstanding had no dilutive effect because the average market price of the common stock did not exceed the exercise prices of the options.

19. SEGMENT INFORMATION

The Companies operate on a worldwide basis principally within the following operating segments:
1) Metal Products, 2) Transportation & Construction Systems, 3) Machinery & Electric, 4) Media, Electronics & Network, 5) Chemical, 6) Mineral Resources & Energy, 7) Consumer Goods & Service, 8) Materials & Real Estate, 9) Financial & Logistics, 10) Domestic Regional Business Units, Offices and Branch Offices, and 11) Overseas Subsidiaries and Branches.

The reportable segments are identified based on the nature of products and services for the domestic and certain overseas operations under the control of the Company's headquarters, and based on regional and geographic areas for domestic and overseas operations. Domestic Branches and Overseas Trading Subsidiaries are separate strategic business units and have the primary responsibility to manage the regional and geographic operations.

The Companies evaluate performance based on the segment information for domestic operations in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") since fiscal year ended March 31, 2003. For the years ended March 31, 2002 and 2001, as the Companies evaluated performance based on the segment information for domestic operations in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), the adjustments to U.S. GAAP were included in the line "Corporate and Eliminations" in the tables set forth below (see Note 1). For the year ended March 31, 2003, the net impacts to net income by the change of the accounting principles from Japanese GAAP to U.S. GAAP in related operating segments are as follows: ¥378 million in Transportation & Construction Systems, ¥39 million in Machinery & Electric, ¥(496) million in Media, Electronics & Network, ¥(28) million in Consumer Goods & Service, ¥330 million in Financial & Logistics, ¥(2) million in Domestic Regional Business Units, Offices and Branch Offices, and ¥(221) million in Corporate and Eliminations.

Information by operating segment and geographic area reported for internal use by management for the years ended March 31, 2003, 2002 and 2001 are summarized as follows:

Operating Segments:

2003:	Millions of Yen					
Segment	Total trading transactions	Gross trading profit	Net income	Segment assets	Depreciation and amortization	Capital expenditures
Metal Products	¥ 920,406	¥ 37,179	¥ 6,341	¥ 344,055	¥ 1,989	¥ 1,573
Transportation & Construction Systems	1,370,104	86,154	5,640	764,872	22,209	49,983
Machinery & Electric	1,431,458	28,622	1,827	451,214	2,304	6,927
Media, Electronics & Network	372,712	40,870	8,527	339,205	2,120	1,486
Chemical	403,444	23,556	1,067	186,508	993	367
Mineral Resources & Energy	1,412,064	31,626	3,857	309,513	2,235	4,835
Consumer Goods & Service	866,143	86,052	5,293	271,461	4,191	7,583
Materials & Real Estate	400,160	48,428	1,615	449,586	7,490	3,112
Financial & Logistics	112,106	15,506	1,998	161,539	388	1,163
Domestic Regional Business Units, Offices and Branch Offices	1,385,653	51,164	(4,878)	569,789	3,472	3,851
Overseas Subsidiaries and Branches	1,102,333	59,335	7,127	503,706	2,980	2,668
Segment Total	9,776,583	508,492	38,414	4,351,448	50,371	83,548
Corporate and Eliminations	(547,007)	(12,043)	(10,134)	512,247	21,446	24,361
Consolidated	¥ 9,229,576	¥ 496,449	¥ 28,280	¥ 4,863,695	¥ 71,817	¥ 107,909

2002:	Millions of Yen					
Segment	Total trading transactions	Gross trading profit	Net income	Segment assets	Depreciation and amortization	Capital expenditures
Metal Products	¥ 915,232	¥ 36,602	¥ 4,463	¥ 314,112	¥ 1,774	¥ 2,564
Transportation & Construction Systems	1,280,539	78,459	4,357	738,215	41,515	56,797
Machinery & Electric	1,701,871	30,643	4,072	421,239	4,462	5,398
Media, Electronics & Network	464,752	41,946	6,318	291,370	1,837	8,404
Chemical	427,071	25,534	1,864	204,780	1,360	2,608
Mineral Resources & Energy	1,203,170	30,059	2,462	266,705	2,407	3,147
Consumer Goods & Service	907,885	81,925	5,089	277,404	862	8,239
Materials & Real Estate	613,214	42,616	2,970	480,349	5,698	20,282
Financial & Logistics	105,064	14,546	1,345	152,510	370	2,422
Domestic Regional Business Units, Offices and Branch Offices	1,706,893	53,077	4,124	590,681	3,140	29,628
Overseas Subsidiaries and Branches	1,001,664	59,090	7,879	477,281	4,019	3,449
Segment Total	10,327,355	494,497	44,943	4,214,646	67,444	142,938
Corporate and Eliminations	(681,976)	(7,223)	273	637,908	(1,820)	6,584
Consolidated	¥ 9,645,379	¥ 487,274	¥ 45,216	¥ 4,852,554	¥ 65,624	¥ 149,522

2001:	Millions of Yen					
Segment	Total trading transactions	Gross trading profit	Net income	Segment assets	Depreciation and amortization	Capital expenditures
Metal Products	¥ 826,850	¥ 35,662	¥ 3,279	¥ 331,974	¥ 2,544	¥ 3,091
Transportation & Construction Systems	1,284,680	72,977	2,631	660,452	31,902	55,815
Machinery & Electric	1,647,780	26,466	(5,999)	440,089	3,364	5,545
Media, Electronics & Network	524,741	49,588	15,416	361,320	1,870	7,416
Chemical	499,762	28,957	2,877	225,049	1,845	2,563
Mineral Resources & Energy	1,288,561	30,089	(7,071)	252,091	2,794	4,247
Consumer Goods & Service	956,457	77,919	3,014	269,348	4,669	8,698
Materials & Real Estate	592,810	37,038	(3,719)	524,826	6,757	26,552
Financial & Logistics	115,063	13,379	1,257	114,497	425	431
Domestic Regional Business Units, Offices and Branch Offices	1,999,740	55,681	2,594	706,008	3,487	4,777
Overseas Subsidiaries and Branches	1,082,555	60,883	5,996	482,888	3,939	4,817
Segment Total	10,818,999	488,639	20,275	4,368,542	63,596	123,952
Corporate and Eliminations	(738,937)	(239)	20,069	581,537	(6,172)	14,514
Consolidated	¥ 10,080,062	¥ 488,400	¥ 40,344	¥ 4,950,079	¥ 57,424	¥ 138,466

2003:	Millions of U.S. Dollars					
Segment	Total trading transactions	Gross trading profit	Net income	Segment assets	Depreciation and amortization	Capital expenditures
Metal Products	$ 7,670	$ 310	$ 53	$ 2,867	$ 17	$ 13
Transportation & Construction Systems	11,418	718	47	6,374	185	417
Machinery & Electric	11,929	238	15	3,760	19	58
Media, Electronics & Network	3,106	341	71	2,827	18	12
Chemical	3,362	196	9	1,554	8	3
Mineral Resources & Energy	11,767	264	32	2,579	19	40
Consumer Goods & Service	7,218	717	44	2,262	35	63
Materials & Real Estate	3,335	404	14	3,747	62	26
Financial & Logistics	934	129	17	1,346	3	10
Domestic Regional Business Units, Offices and Branch Offices	11,547	426	(41)	4,748	29	32
Overseas Subsidiaries and Branches	9,186	494	59	4,198	25	22
Segment Total	81,472	4,237	320	36,262	420	696
Corporate and Eliminations	(4,559)	(100)	(84)	4,269	178	203
Consolidated	$ 76,913	$ 4,137	$ 236	$ 40,531	$ 598	$ 899

Unallocated corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

Geographic information:

2003 :	Millions of Yen		Millions of U.S. Dollars	
	Total trading transactions	Long-lived assets	Total trading transactions	Long-lived assets
Japan	¥ 6,361,999	¥ 759,630	$ 53,017	$ 6,330
Asia	1,401,199	20,855	11,677	174
North America				
U.S.	517,129	37,346	4,309	312
Other	161,996	13,223	1,350	110
Europe	473,475	76,365	3,945	636
Other	313,778	33,036	2,615	275
Total	¥ 9,229,576	¥ 940,455	$ 76,913	$ 7,837

2002 :	Millions of Yen	
	Total trading transactions	Long-lived assets
Japan	¥ 6,814,565	¥ 734,975
Asia	1,127,999	21,342
North America		
U.S.	564,399	42,025
Other	155,159	12,725
Europe	718,131	70,798
Other	265,126	32,134
Total	¥ 9,645,379	¥ 913,999

2001 :	Millions of Yen	
	Total trading transactions	Long-lived assets
Japan	¥ 6,698,465	¥ 666,464
Asia	1,211,023	18,015
North America		
U.S.	884,504	36,024
Other	356,651	7,411
Europe	634,657	37,517
Other	294,762	48,563
Total	¥ 10,080,062	¥ 813,994

Total trading transactions are attributed to geographic areas based on the location of customers.

Transfers between segments are made at arm's-length prices. There were no sales to a single major external customer amounted to 10% or more of the consolidated total trading transactions for the years ended March 31, 2003, 2002 and 2001.

20. FOREIGN EXCHANGE GAINS AND LOSSES

Net foreign currency transaction losses of ¥4,477 million ($37 million), gains of ¥2,018 million and gains of ¥8,231 million are included in the determination of net income for the years ended March 31, 2003, 2002 and 2001, respectively.

21. LOSS ON TERMINATION AND RESTRUCTURING OF PROJECTS

Loss on termination and restructuring of projects represent those costs that are directly associated with the Companies' decision to terminate or transform those businesses that do not produce appropriate returns and to dispose non-performing assets from those businesses. Such costs include, 1) loss on investment, 2) allowance for loss on doubtful receivables, 3) allowance for additional liabilities from guarantees and assumed obligations, 4) loss on tangible assets, 5) other termination or transformation costs such as severance payments, clean-up costs, demolition costs, and others.

22. INVENTORIES

Major segments that hold inventories are Overseas Subsidiary and Branches, Transportation & Construction Systems, Domestic Regional Business Units, Offices, and Branches, and Materials & Real Estate. Real estates held for development and resale are amounting to ¥62,180 million ($518 million) and ¥81,113 million as of March 31, 2003 and 2002, respectively, mainly in Domestic Regional Business Units, Offices, and Branches, and Materials & Real Estate.

23. RENTAL EXPENSE

The Companies lease office space and certain other assets under cancelable and non-cancelable operating leases. Total rental expenses under such cancelable and non-cancelable leases for the years ended March 31, 2003, 2002 and 2001 were ¥16,743 million ($140 million), ¥17,937 million and ¥20,842 million, respectively. Certain lease contracts for equipment were classified as capital lease in conformity with SFAS No. 13 "Accounting for Leases" and were capitalized on the accompanying consolidated balance sheets.

As of March 31, 2003, the future minimum lease payments under non-cancelable operating leases were as follows:

Years ending March 31	Millions of Yen	Millions of U.S. Dollars
2004	¥ 12,137	$ 101
2005	10,862	91
2006	9,748	81
2007	8,195	68
2008	7,454	62
2009 and thereafter	54,439	454
Total	¥ 102,835	$ 857

24. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Commitments

The Companies, in the normal course of trading operations, enter into long-term purchase commitments, which provide for either fixed prices or basic prices adjustable to market. Such purchase commitments are in most instances matched with counter-party sales contracts.

The Companies also had long-term financing commitments of ¥37,746 million ($315 million) as of March 31, 2003 for loans, investments in equity capital and financing on a deferred-payment basis for the cost of equipment to be purchased by customers.

(b) Guarantees

The Companies have entered into various guarantee agreements. These agreements arose in transactions related to enhancing the credit standings of associated companies, suppliers, buyers and employees, and residual value on operating leases.

The Companies adopted the provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation requires that the Companies recognize the fair value of guarantee and indemnification arrangements issued or modified after December 31, 2002, if these arrangements are within the scope of this Interpretation. In addition, under previously existing generally accepted accounting principles, the Companies continue to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and the Companies would recognize any such losses under guarantees and indemnifications when losses are estimable. The guarantees and indemnifications issued or modified after December 31, 2002 are immaterial.

The following table provides the undiscounted maximum amount of potential future payments for each major group of guarantees:

As of March 31, 2003:	Millions of Yen	Millions of U.S. Dollars
Discounted trade note receivable with banks	¥ 48,998	$ 408
Guarantees of indebtedness		
Associated companies	30,834	257
Third parties	77,602	647
Employees	8,740	73
Residual value guarantees	14,970	125
Total	¥ 181,144	$ 1,510

The Companies are contingently liable for discounted trade note receivable on a recourse basis with banks, mainly arising from export transaction and maturing until 2005 gradually. If an issuer of note defaults on its payment, the Companies will be required to refund. The amount of ¥29,726 million ($248 million) is with letters of credit by certain banks. The Companies provide allowance of ¥77 million ($1 million) as of March 31, 2003.

The Companies have contingent liabilities as a guarantor of indebtedness, maturing until 2028 gradually. Such guarantees have been provided primarily to suppliers and customers as indirect financing arrangements and to their employees who have housing loans as a part of a welfare program. The Companies must pay in subrogation if the guaranteed party fail to make payments on due date. Certain guarantees are re-guaranteed by third party and the total re-guaranteed amount as of March 31, 2003 is ¥13,594 million ($113 million). Some of these guarantees are secured, but it is impractical to estimate the values of such collateral. The Companies provide allowance of ¥850 million ($7 million) as of March 31, 2003.

The Companies have business activities with customers, and counter-parties around the world, and their trade receivables from and guarantees to such parties are well diversified to minimize concentrations of credit risks.

The Companies also provide residual value guarantees to compensate the gap between a fixed price and actual disposal proceeds on a fixed date specified in the contracts ranging from years 2004 to 2015, for owners in relation to the transportation equipments through operating lease transactions. If the actual disposal amount of the relevant equipment is less than the guaranteed value on a fixed date, the Companies will be required to compensate for the shortfall amount so long as obligations by the lessee under the contract are satisfied. The current estimated future values of such transportation equipments are higher than the guaranteed value, and accordingly, no allowance has been provided as of March 31, 2003. Management does not anticipate incurring losses on above commitments and guarantees in excess of established allowances.

(c) Litigation

1) The Copper-Related Litigations

In June 1996, the Company announced that it had incurred significant losses arising from the decade-long unauthorized copper trading by a former employee.

During the year ended March 31, 2003, one class action suit and one individual lawsuit pending against the Company in Wisconsin and Washington D.C. respectively were dismissed by the Courts of Appeal

in these respective jurisdiction and the two matters are now closed. As regards a class action suit in California, the companies who had appealed the judgment approving the settlement by which the Company agreed to pay $10.75 million to the relevant class dropped the appeal and the court subsequently dismissed this matter in October 2002.

In April 2003, three individual lawsuits pending against the Company in the U.S. and the U.K. were settled jointly on terms favorable to the Company and the respective U.S. and U.K. courts consequently dismissed these claims. As a result of the settlement, the Company recovered legal fees incurred in defending these claims from one of the plaintiffs in these matters.

As of the end of April 2003, the Company has one class action suit pending in Canada and has several individual lawsuits pending against it in the U.S. The class action suit purports to represent Canadians and Canadian entities who purchased physical copper. The plaintiff asserts claims under the Canadian Competition Act. The individual lawsuits in the U.S. generally have similar U.S. antitrust laws claims. The Company believes it has a number of valid defenses to these actions and intends to vigorously defend itself. In the opinion of management, the outcome of these litigations will not have a material adverse effect on the operation of the Company's business.

The Company has sued two companies for recovery of losses incurred in connection with the copper incident in the U.K. and Japan.

Those settlement receipts and payments are stated in "Settlement received on copper trading litigation" in the accompanying consolidated statements of income for the years ended March 31, 2003, 2002 and 2001, and are as follows:

	Millions of Yen			Millions of U.S. Dollars
	2003	2002	2001	2003
Receipt	¥ 2,022	¥ 17,708	¥ 30,001	$ 17
Payment	—	6,196	10,876	—
	¥ 2,022	¥ 11,512	¥ 19,125	$ 17

2) Other Litigations

In addition to the situation described in the preceding paragraph 1), the Company is also involved in certain legal actions and claims incidental to its business. In the opinion of management, none of these actions or claims will have a material adverse effect on the financial position of the Company.

Independent Auditors' Report

KPMG

The Board of Directors and Shareholders
Sumitomo Corporation:

We have audited the accompanying consolidated balance sheets of Sumitomo Corporation and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the years then ended, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of Sumitomo Corporation and subsidiaries as of and for the year ended March 31, 2001 were audited by other auditors whose report thereon dated May 16, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sumitomo Corporation and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 3(i) to the consolidated financial statements, Sumitomo Corporation and subsidiaries changed their methods of accounting for goodwill and other intangible assets during the year ended March 31, 2003.

The consolidated financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the amounts in the accompanying consolidated financial statements translated into United States dollars have been computed on the basis set forth in note 1 to the consolidated financial statements.

KPMG

April 30, 2003

Corporate Data

Contents

Principal Subsidiaries and Associated Companies

Metal Products Business Unit

SC Grainger Co., Ltd.
Common Stock : ¥ 2,953 millions
Ownership : 40.34%
Electric-commerce of MRO (maintenance, repair, and operations) products

Sumisho Tekko Hanbai Co., Ltd.
Common Stock : ¥ 310 millions
Ownership : 100%
Sale of steel products

SC Material Co., Ltd.
Common Stock : ¥ 50 millions
Ownership : 100%
Scrapyard for ferrous and non-ferrous metals

Sekisho Shoji Kaisha, Ltd.
Common Stock : ¥ 44 millions
Ownership : 50%
Scrapyard for ferrous and non-ferrous metals

Hokkaido Shearing Kaisha, Ltd.
Common Stock : ¥ 210 millions
Ownership : 96.4%
Fabrication and sale of steel products

SC Steel Trade Co., Ltd.
Common Stock : ¥ 10 millions
Ownership : 100%
Sale of steel sheet

Fibercoat Co., Ltd.
Common Stock : ¥ 150 millions
Ownership : 64.63%
Manufacture and sale of fiber-coated steel

SC Tubulars Co., Ltd.
Common Stock : ¥ 50 millions
Ownership : 100%
Sale of specialty tubular products

Sumisho Pipe and Steel Co., Ltd.
Common Stock : ¥ 499 millions
Ownership : 100%
Sale of steel piping and other steel products

Mazda Steel Co., Ltd.
Common Stock : ¥ 60 millions
Ownership : 51%
Shearing, slitting, and blanking of steel sheet

Sumisho Metalex Corporation
Common Stock : ¥ 1,170 millions
Ownership : 69.62%
Sale of non-ferrous metal products, materials for home heat solution

Summit Aluminum Ltd.
Common Stock : ¥ 400 millions
Ownership : 79.06%
Production of aluminum alloy ingots

Alcut Co., Ltd.
Common Stock : ¥ 96 millions
Ownership : 65%
Shearing, slitting, and blanking of aluminum coils, sheets, and circles

SC Steel Investment, Inc. (U.S.)
Common Stock : US$ 22,408 thousands
Ownership : 100%
Investment in Arkansas Steel Associates

Asian Steel Company Ltd. (Singapore)
Common Stock : S$ 41,176 thousands
Ownership : 100%
Investment in steel service centers and other operations in Asia

Pandai Steel Industry Pte. Ltd. (Singapore)
Common Stock : S$ 8,000 thousands
Ownership : 100%
Shearing, slitting, and sale of steel plates

Petro-Summit Mechanical Co., Ltd. (Vietnam)
Common Stock : US$ 3,674 thousands
Ownership : 51%
Manufacture of steel drum

Hanoi Steel Center Co., Ltd. (Vietnam)
Common Stock : US$ 3,000 thousands
Ownership : 100%
Shearing, slitting, and sale of steel plates

Saigon Steel Service & Processing Co. (Vietnam)
Common Stock : DON 25,769,000 thousands
Ownership : 50%
Shearing, slitting, and sale of steel plates

P.T. Super Steel Karawang (Indonesia)
Common Stock : US$ 4,000 thousands
Ownership : 75%
Shearing, slitting, and sale of steel plates

P.T. Super Steel Indah (Indonesia)
Common Stock : RP 3,573,000 thousands
Ownership : 40.02%
Shearing, slitting, and sale of steel plates

CS Metal Co., Ltd. (Thailand)
Common Stock : BAHT 360,000 thousands
Ownership : 47.33%
Shearing, slitting, and sale of steel plates

Thai Steel Service Center Ltd. (Thailand)
Common Stock : BAHT 216,000 thousands
Ownership : 64.6%
Shearing, slitting, and sale of steel plates

United Steel Center Manila Inc. (Philippines)
Common Stock : P.PESO 300,000 thousands
Ownership : 90%
Investment in steel service center

Mactan Steel Center Inc. (Philippines)
Common Stock : P.PESO 70,000 thousands
Ownership : 90%
Shearing, slitting, and sale of steel plates

Calamba Steel Center Inc. (Philippines)
Common Stock : P.PESO 281,000 thousands
Ownership : 90%
Shearing, slitting, and sale of steel plates

Sumiputeh Steel Centre Sdn. Bhd. (Malaysia)
Common Stock : M$ 12,000 thousands
Ownership : 39%
Shearing, slitting, and sale of steel plates

S.Y. Metal Ltd. (Hong Kong)
Common Stock : HK$ 80,000 thousands
Ownership : 98.75%
Investment in steel service center, sale of steel materials

Dong Guan S.Y. Metal Ltd. (China)
Common Stock : RMBY 50,968 thousands
Ownership : 80%
Shearing, slitting, and sale of steel plates

Sumisho Steel Corporation (Hong Kong) Limited (Hong Kong)
Common Stock : HK$ 23,000 thousands
Ownership : 100%
Investment in steel service center, sale of steel materials

Zhongshan Nomura Steel Products Co., Ltd. (China)
Common Stock : US$ 1,700 thousands
Ownership : 100%
Shearing, slitting, and sale of steel plates

Wuxi Meifeng Metal Products Co., Ltd. (China)
Common Stock : US$ 4,000 thousands
Ownership : 81%
Shearing, slitting, and sale of steel plates

Shanghai Summit Metal Products Co., Ltd. (China)
Common Stock : US$ 6,000 thousands
Ownership : 80%
Shearing, slitting, and sale of steel plates

Tianjin Hua Zhu Metal Products Co., Ltd. (China)
Common Stock : US$ 5,000 thousands
Ownership : 53.9%
Shearing, slitting, and sale of steel plates

Mason Metal Industry Co., Ltd. (Taiwan)
Common Stock : NT$ 500,000 thousands
Ownership : 99.99%
Shearing, slitting, and sale of steel plates

Myanmar Sai Steel Industry Co., Ltd. (Myanmar)
Common Stock : KYAT 22,800 thousands
Ownership : 51%
Manufacture and sale of galvanized plates

Shanghai Hi-Tec Metal Products Co., Ltd. (China)
Common Stock : US$ 4,800 thousands
Ownership : 90%
Manufacture and sale of metal-processing products

Thai Special Wire Co., Ltd. (Thailand)
Common Stock : BAHT 160,000 thousands
Ownership : 73.5%
Manufacture and sale of PC wire and strand

SC Pipe Services Inc. (U.S.)
Common Stock : US$ 27,411 thousands
Ownership : 100%
Investment in VAMPTS Co.

SC Metal Pty. Ltd. (Australia)
Common Stock : A$ 23,208 thousands
Ownership : 100%
Investment in aluminum smelting operation in Australia

CS Non-Ferrous Center Co., Ltd. (Thailand)
Common Stock : BAHT 110,000 thousands
Ownership : 42%
Shearing, slitting, and sale of non-ferrous metal sheets

Transportation & Construction Systems Business Unit

Oshima Shipbuilding Co., Ltd.
Common Stock : ¥ 56,000 millions
Ownership : 34.11%
Shipbuilding

Sumisho Auto Leasing Corporation
Common Stock : ¥ 2,751 millions
Ownership : 52.9%
Leasing of motor vehicles

Sumisho Pocket Finance Corporation
Common Stock : ¥ 1,000 millions
Ownership : 50%
Consumer Finance

R.B.I.
Common Stock : ¥ 490 millions
Ownership : 100%
Automotive e-business operator

Blue-Tech Corporation
Common Stock : ¥ 250 millions
Ownership : 100%
Rental of aerial work platforms

Sumisho Aero-Systems Corporation
Common Stock : ¥ 70 millions
Ownership : 100%
Sale of aerospace equipment

Sumisho Machinery Trade Corporation
Common Stock : ¥ 450 millions
Ownership : 100%
Trading of machinery and equipment

Sumisho Marine Co., Ltd.
Common Stock : ¥ 30 millions
Ownership : 100%
Central management of Sumitomo Corp.'s loans and shipping fleet

Sumisho Aircraft Asset Management B.V. (Netherland)
Common Stock : US$ 376 thousands
Ownership : 100%
Aircraft leasing

P.T. Oto Multiartha (Indonesia)
Common Stock : RP 325,000,000 thousands
Ownership : 95.96%
Financing of vehicles

Summit Development S.A. (Belgium)
Common Stock : EURO 32,259 thousands
Ownership : 100%
Car business holding unit

Summit Motors Hungary RT (Hungary)
Common Stock : FORINT 180,000 thousands
Ownership : 100%
Sale and import of Nissan motor vehicles

Nissan CR spol s r.o. (Czeck Rep.)
Common Stock : KORUNA 60,000 thousands
Ownership : 100%
Sale and import of Nissan motor vehicles

Summit Investment Australia Pty Limited (Australia)
Common Stock : A$ 27,000 thousands
Ownership : 100%
Holding and management company of automotive dealership

▶ Summit Auto Lease Australia Pty Limited (Australia)
Common Stock : A$ 12,000 thousands
Summit Investment Australia's Ownership : 100%
Motor vehicle leasing to corporate customers

Summit Motors Investment (U.K.) Limited (U.K.)
Common Stock : STG£ 28,456 thousands
Ownership : 100%
Holding and management company of automotive dealership

Summit Auto Management (Thailand)
Common Stock : BAHT 240,000 thousands
Ownership : 100%
Holding and management company of automotive dealership

Summit Auto Holdings South Africa Pty Limited (South Africa)
Common Stock : RAND 44,000 thousands
Ownership : 100%
Holding and management company of automotive dealership

Nissan Otomotiv A.S. (Turkey)
Common Stock : T.LIRA 19,186,000,000 thousands
Ownership : 99.21%
Sale and import of Nissan motor vehicles

Summit Motors (Vladivostok) (Russia)
Common Stock : RB 15,081 thousands
Ownership : 100%
Sale of Toyota motor vehicles

Summit Motors (Cameroun) S.A. (Cameroun)
Common Stock : CFAF 500,000 thousands
Ownership : 100%
Sale and import of Mitsubishi motor vehicles

Komatsu Canada Limited (Canada)
Common Stock : CAN$ 24,800 thousands
Ownership : 100%
Wholesale of construction machinery and management of dealers

Komatsu Espana S.A. (Spain)
Common Stock : EURO 2,160 thousands
Ownership : 90%
Sale of Komatsu construction machinery

SMS International Corporation (U.S.)
Common Stock : US$ 12,000 thousands
Ownership : 100%
Holding and management company of Komatsu construction machinery dealership

Linder Industrial Machinery Company (U.S.)
Common Stock : US$ 15,272 thousands
Ownership : 100%
Sale of Komatsu construction machinery

Red Australia Equipment Pty Limited (Australia)
Common Stock : A$ 20,000 thousands
Ownership : 100%
Folklift hire/rental, and sale/service for material handling equipment

Sumitec International, Ltd. (Russia)
Common Stock : RB 20,055 thousands
Ownership : 100%
Sale and aftersales service of construction, mining machinery and material handling equipment

SC Construction Machinery (Shanghai) Ltd. (China)
Common Stock : RMBY 41,398 thousands
Ownership : 100%
Sale of Komatsu construction machinery

Beijing HY Construction & Machinery Ltd. (China)
Common Stock : RMBY 4,140 thousands
Ownership : 60%
Sale of Komatsu contruction machinery

Machinery & Electric Business Unit

Sumisho Machinery Trade Corporation
Common Stock : ¥ 450 millions
Ownership : 100%
Trading of machinery and equipment

SC Machinex Corporation
Common Stock : ¥ 450 millions
Ownership : 100%
Sale of machinery and equipment

SC Machinex Kansai Corporation
Common Stock : ¥ 360 millions
Ownership : 100%
Sale of machinery and equipment

SC BioSciences Corporation
Common Stock : ¥ 480 millions
Ownership : 100%
Sales of biotechnology instruments/technology

Hokkaido District Heating Co., Ltd.
Common Stock : ¥ 800 millions
Ownership : 45.63%
District heating and cooling in Sapporo

Inamoto Manufacturing Co., Ltd.
Common Stock : ¥ 96 millions
Ownership : 70.43%
Manufacture and sale of industrial washing machines

Inax Corporation
Common Stock : ¥ 100 millions
Ownership : 97.44%
Sale and maintenance of industrial washing machines

Chugoku Systech Corporation
Common Stock : ¥ 80 millions
Ownership : 85%
Sale and installation of air-conditioning equipment

Summit Hisense Co., Ltd.
Common Stock : ¥ 10 millions
Ownership : 50%
Trading and sale of home appliance products, materials and components

GE Packaged Power, Ltd.
Common Stock : ¥ 20 millions
Ownership : 49%
Service and maintenance of gas-turbine power plants

MobiCom Corporation (Mongolia)
Common Stock : TUGRIK 4,648,000 thousands
Ownership : 39.6%
Integrated telecommunication service in mongolia

Media, Electronics & Network Business Unit

Nippon Card Co., Ltd.
Common Stock : ¥ 1,500 millions
Ownership : 18.86%
Production and sale of point-card systems and equipment

VA Linux Systems Japan K.K.
Common Stock : ¥ 100 millions
Ownership : 71.6%
Sale of Linux Server

MS Communications Co., Ltd.
Common Stock : ¥ 1,545 millions
Ownership : 50%
Sales of telephone circuits and equipment

Cross Beam Networks Corporation
Common Stock : ¥ 100 millions
Ownership : 100%
Sales of broadband systems, e-commerce ASP

Asia Internet Holding Co., Ltd.
Common Stock : ¥ 1,624 millions
Ownership : 31.61%
Providing international Internet-related telecommunications services

Jupiter Programming Co., Ltd. (JPC)
Common Stock : ¥ 16,834 millions
Ownership : 50%
Management and operation of programming services

▶ JPC's main operating channels

▶ Jupiter Entertainment Co.,Ltd.
Common Stock : ¥ 1,788 millions
JPC's ownership: 100%
Supplier of movie programming

▶ Jupiter Golf Network Co., Ltd.
Common Stock : ¥ 1,700 millions
JPC's ownership: 89.4%
Supplier of golf programming

▶ Jupiter Shop Channel Co., Ltd.
Common Stock : ¥ 4,400 millions
JPC's ownership: 70%
Supplier of live TV shopping programming

▶ Discovery Japan Inc.
Common Stock : ¥ 3,890 millions
JPC's ownership: 65.4%
Supplier of documentary programming

▶ J-Sports Co., Ltd.
Common Stock : ¥ 5,451 millions
JPC's ownership: 66.66%
Supplier of sports programming

▶ Animal Planet Japan K.K.
Common Stock : ¥ 41 millions
JPC's ownership: 33.33%
Supplier of animal entertainment programming

Asmik Ace Entertainment Inc.
Common Stock : ¥ 947 millions
Ownership : 47.67%
Production and distribution of movies, videos, and game software

Step Visual Corporation
Common Stock : ¥ 490 millions
Ownership : 91.84%
Production and sale of visual software

United Cinema Co., Ltd.
Common Stock : ¥ 1,600 millions
Ownership : 40%
Construction and operation of multiplex cinemas

Jupiter Telecommunications Co., Ltd. (J-COM Broadband)
Common Stock : ¥ 63,633 millions
Ownership : 31.82%
Cable television multiple system operation (MSO)

▶ J-COM Broadband managed franchises

▶ J-COM Tokyo Co., Ltd.
Common Stock : ¥ 10,095 millions
J-COM's ownership: 80.04%
Cable television operation

▶ J-COM Shonan Co., Ltd.
Common Stock : ¥ 5,774 millions
J-COM's ownership: 79.5%
Cable television operation

▶ Urawa Cable Television Network Co., Ltd.
Common Stock : ¥ 1,600 millions
J-COM's ownership: 50.1%
Cable television operation

▶ Media Saitama Co., Ltd.
Common Stock : ¥ 2,993 millions
J-COM's ownership: 50.38%
Cable television operation

▶ Tsuchiura Cable Television Co., Ltd.
Common Stock : ¥ 1,500 millions
J-COM's ownership: 70%
Cable television operation

▶ Kisarazu Cable Television Co., Ltd.
Common Stock : ¥ 1,800 millions
J-COM's ownership: 81.69%
Cable television operation

▶ Cable Network Yachiyo Co., Ltd.
Common Stock : ¥ 1,600 millions
J-COM's ownership: 58.66%
Cable television operation

▶ Super Network U Inc.
Common Stock : ¥ 3,395 millions
J-COM's ownership: 59.09%
Cable television operation

▶ Izumi CATV Co., Ltd.
Common Stock : ¥ 676 millions
J-COM's ownership: 67.31%
Cable television operation

▶ J-COM Gunma Co., Ltd.
Common Stock : ¥ 1,100 millions
J-COM's ownership: 100%
Cable television operation

▶ Hokusetsu Cable Net Co., Ltd.
Common Stock : ¥ 2,000 millions
J-COM's ownership: 55%
Cable television operation

▶ J-COM Kansai Co., Ltd.
Common Stock : ¥ 18,478 millions
J-COM's ownership: 84.15%
Cable television operation

▶ Cablenet Kobe Ashiya Co.,Ltd.
Common Stock : ¥ 2,900 millions
J-COM's ownership: 52.63%
Cable television operation

▶ Cable Net Shimonoseki Co., Ltd.
Common Stock : ¥ 1,000 millions
J-COM's ownership: 50%
Cable television operation

▶ J-COM Kitakyushu Co., Ltd.
Common Stock : ¥ 3,602 millions
J-COM's ownership: 81.65%
Cable television operation

▶ Cablevision 21 Inc.
Common Stock : ¥ 3,166 millions
J-COM's ownership: 69.47%
Cable television operation

▶ Fukuoka Cable Network Co., Ltd.
Common Stock : ¥ 2,000 millions
J-COM's ownership: 45%
Cable television operation

▶ J-COM Kanto Co.,Ltd.
Common Stock : ¥ 34,222 millions
J-COM's ownership: 100%
Cable television operation

▶ ▶ J-COM Sapporo Co., Ltd.
Common Stock: ¥ 8,800 millions
J-COM Kanto's ownership: 81.94%
Cable television operation

Chofu Cable Inc.
Common Stock : ¥ 2,525 millions
Ownership : 30%
Cable television operation

Kansai Multimedia Service Co., Ltd.
Common Stock : ¥ 2,000 millions
Ownership SC : 6.5%
J-COM : 25.75%
Cable-Internet service provider

@NetHome Co., Ltd.
Common Stock : ¥ 7,800 millions
Ownership SC : 12.56%
J-COM : 87.44%
Cable-Internet service provider

AJCC Corporation
Common Stock : ¥ 400 millions
Ownership : 57.5%
Leasing of cable television converters

Cable System Engineering Corporation
Common Stock : ¥ 490 millions
Ownership : 40%
Engineering and construction of CATV transmission networks and station equipment

Billingsoft Japan Co., Ltd.
Common Stock : ¥ 100 millions
Ownership : 49%
Development and sale of CATV billing software

JSAT Corporation
Common Stock : ¥ 53,769 millions
Ownership : 13.6%
Satellite communications

SKY Perfect Communications Inc.
Common Stock : ¥ 139,456 millions
Ownership : 3.1%
Satellite digital broadcasting

AlphaBridge Corporation
Common Stock : ¥ 337 millions
Ownership : 65.7%
Digital content delivery storage/services over broadband network

Sumisho Computer Systems Corporation
Common Stock : ¥ 21,152 millions
Ownership : 51.02%
Data processing services; development and sale of computer software

Sumisho Electronics Co., Ltd.
Common Stock : ¥ 7,001 millions
Ownership : 61.88%
Sale of office computers, systems, and software

G-Plan Inc.
Common Stock : ¥ 440 millions
Ownership : 35%
Point e-market place

SC Venture Partners & Co.
Common Stock : ¥ 50 millions
Ownership : 100%
Consulting of investment and fund management

SC Semicon Technology Corporation
Common Stock : ¥ 300 millions
Ownership : 85%
Marketing and maintenance of, and consulting for semiconductor manufacturing systems

Sumitronics Corporation
Common Stock : ¥ 400 millions
Ownership : 100%
Sale of electronics products and parts

Pleomart, Inc.
Common Stock : ¥ 1,100 millions
Ownership : 27.27%
Intermediate commodities e-market place provider

WAM!NET Japan K.K.
Common Stock : ¥ 200 millions
Ownership : 63.51%
Digital graphics data transfer service

Sumitronics Inc. (U.S.)
Common Stock : US$ 7,800 thousands
Ownership : 68.52%
Sale of electronics equipments and parts

Sumitronics Taiwan Co., Ltd. (Taiwan)
Common Stock : NT$ 10,000 thousands
Ownership : 100%
Sale of electronics materials and parts

Sumitronics Asia Holding Pte. Ltd. (Singapore)
Common Stock : S$ 15,269 thousands
Ownership : 100%
Management and operation of Sumitronics group

SC Electronics Korea Ltd. (Korea)
Common Stock : W 1,000,000 thousands
Ownership : 100%
Sale of electronics products and parts

Technoclean Philippines, Inc. (Phillippines)
Common Stock : P.PESO 125,622 thousands
Ownership : 100%
High-tech cleaning service of clean room garments

Sumitronics Shanghai Co., Ltd. (China)
Common Stock : RMBY 3,459 thousands
Ownership : 100%
Sale of electronics products and parts

SC Venture, Inc. (U.S.)
Common Stock : US$ 23,996 thousands
Ownership : 100%
Investment business

Chemical Business Unit

Sumitomo Shoji Chemicals Co., Ltd.
Common Stock : ¥ 450 millions
Ownership : 100%
Sale of chemical products

Sumisho Air Water Co., Ltd.
Common Stock : ¥ 480 millions
Ownership : 20%
Manufacturing and sales of hydrogen and other industrial gases

Summit Medi-Chem, Ltd.
Common Stock : ¥ 138 millions
Ownership : 94%
Sale of pharmaceuticals and industrial chemicals

Summit Pharmaceuticals International Corporation
Common Stock : ¥ 480 millions
Ownership : 80%
A comprehensive provider of innovative and biotechnology oriented pharmaceutical & diagnostic R&D related services, fund management

Summit Agro International, Ltd.
Common Stock : ¥ 320 millions
Ownership : 100%
Sale of agricultural chemicals, fertilizers, and other materials; sale and leasing of related equipment

Sumitomo Shoji Plastics Co., Ltd.
Common Stock : ¥ 900 millions
Ownership : 100%
Sale and trade of plastics

Summit Minerals (Malaysia) Sdn. Bhd. (Malaysia)
Common Stock : M$ 6,950 thousands
Ownership : 59.93%
Pulverization, processing, and sale of feldspar, etc.

Interacid Trading S.A. (Switzerland)
Common Stock : S.FR 20,000 thousands
Ownership : 85%
International trade of sulfur and sulfuric acid

Summit Agro Europe Ltd. (U.K.)
Common Stock : EURO 22,919 thousands
Ownership : 100%
Investment in agricultural chemicals in Europe

Cantex Inc. (U.S.)
Common Stock : US$ 15,000 thousands
Ownership : 100%
Manufacture and sale of polyvinyl chloride pipes

New Port Bulk Terminal Sdn. Bhd. (Malaysia)
Common Stock : M$ 2,000 thousands
Ownership : 70%
Storage, transportation, and sale of liquid chemicals

Mineral Resources & Energy Business Unit

Sumisho Reftech Co., Ltd.
Common Stock : ¥ 200 millions
Ownership : 100%
Manufacture and sale of technical service for fireproof materials; import and sale of steel-related materials and equipment

Nusa Tenggara Mining Corporation
Common Stock : ¥ 14,000 millions
Ownership : 74.28%
Investment in and financing of the Batu Hijau copper/gold mine development project in Indonesia

Sumisho Oil Corporation
Common Stock : ¥ 500 millions
Ownership : 100%
Sale of petroleum products and operation of gasoline stations

Sumisho LPG Holdings Co.,Ltd.
Common Stock : ¥ 115 millions
Ownership : 100%
Planning basic strategy of LPG business

▶ Sumisho Ekika Gas Kaisha, Ltd.
Common Stock : ¥ 495 millions
Sumisho LPG Holdings' Ownership: 100%
Sale and distribution of LPG in Honshu, Shikoku and Kyushu

▶ Sumisho Daiichi Sekiyu Gas Kaisha, Ltd.
Common Stock : ¥ 250 millions
Sumisho LPG Holdings' Ownership: 100%
Sale and distribution of LPG in Hokkaido

LNG Japan Corporation
Common Stock : ¥ 8,002 millions
Ownership : 50%
Trading of LNG, investment and financing related to LNG business

Nippon Nuclear Service Corporation
Common Stock : ¥ 40 millions
Ownership : 100%
Nuclear fuel transport and related services and sale of related equipment

Summit Energy Corporation
Common Stock : ¥ 50 millions
Ownership : 70%
Electricity retailing business

Power producers

Summit Amagasaki Power Corporation
Common Stock : ¥ 350 millions
Ownership : 100%
Gas-fired power generation and supply of electricity

Summit Wind Power Sakata Corporation
Common Stock : ¥ 477 millions
Ownership : 100%
Wind power generation and supply of electricity

Summit Onahama S Power Corporation
Common Stock : ¥ 495 millions
Ownership : 65%
Coal-fired power generation, supply of electricity and thermal energy

Summit Myojyo Power Corporation
Common Stock : ¥ 495 millions
Ownership : 65%
Wood chip and coal fired power generation, and supply of electricity

Sumisho Coal Australia Pty. Ltd. (Australia)
Common Stock : A$ 60,000 thousands
Ownership : 100%
Investment in Oaky Creek coal mine and other mines

SC Mineral Resources Pty. Ltd. (Australia)
Common Stock : A$ 20,500 thousands
Ownership : 100%
Investment in the North Parks copper mine in Australia

SC Minerals America, Inc. (U.S.)
Common Stock : US$ 1 thousand
Ownership : 100%
Development of non-ferrous metals exploration and investment in SMMA for the Morenci copper mine in the U.S. and the La Candelaria copper mine in Chile

Consumer Goods & Service Business Unit

Sumisho Nosan Kaisha, Ltd.
Common Stock : ¥ 55 millions
Ownership : 100%
Sale of fertilizers and agriculture-related materials

Nittoh Bion Co., Ltd.
Common Stock : ¥ 1,345 millions
Ownership : 51.28%
Manufacture and sale of fertilizer

Sumisho Fresh Meat Co., Ltd.
Common Stock : ¥ 100 millions
Ownership : 100%
Sale of beef, pork, and processed meats, including chicken

Chiba Kyodo Silo Co., Ltd.
Common Stock : ¥ 708 millions
Ownership : 50.5%
Operation of silo facility and handling of grain, such as wheat, barley and corn

Sumisho Feed Co., Ltd.
Common Stock : ¥ 10 millions
Ownership : 100%
Sale of hay and feedstuff

Summit Oil Mill Co., Ltd.
Common Stock : ¥ 97 millions
Ownership : 51%
Manufacture and sale of vegetable oil and oil meal

SC Foods Co., Ltd.
Common Stock : ¥ 495 millions
Ownership : 100%
Import, development, and sale of foodstuffs

Shinko Sugar Co., Ltd.
Common Stock : ¥ 1,495 millions
Ownership : 66.6%
Sugar refining

Sumifru Corporation
Common Stock : ¥ 150 millions
Ownership : 100%
Import and sale of fruits and vegetables

Allied Co., Ltd.
Common Stock : ¥ 60 millions
Ownership : 100%
Import and sale of flowers

ST Agri-Products Corp.
Common Stock : ¥ 710 millions
Ownership : 72.78%
Import and sale of Chinese fresh and prosessed vegetables

Sumisho Interior International Inc.
Common Stock : ¥ 100 millions
Ownership : 100%
Space & interior designing and installation, import, export and sale of consumer goods, such as furniture and carpet for residential and contract use

Summit Inc.
Common Stock : ¥ 3,920 millions
Ownership : 100%
Supermarket chain

Summit Colmo, Inc.
Common Stock : ¥ 100 millions
Ownership : 100%
General merchandise store chain

Mammy Mart Corporation
Common Stock : ¥ 2,660 millions
Ownership : 24.36%
Supermarket chain

Sumisho Drugstores Inc.
Common Stock : ¥ 160 millions
Ownership : 100%
Drugstore chain

Otto-Sumisho Inc.
Common Stock : ¥ 7,150 millions
Ownership : 49%
Mail-order business with OTTO GmbH & Co. KG, Germany

Eddie Bauer Japan Inc.
Common Stock : ¥ 3,000 millions
Ownership : 34.3%
Sale of Eddie Bauer brand casual wears & goods through mail-order & retailstore chain

Club Createurs Beaute Japon, Inc.
Common Stock : ¥ 1,150 millions
Ownership : 29.4%
Mail-order business of brand cosmetics offered by the top French creators such as agnes b. and Michel Klein

Sumisho Hermes General Service Inc.
Common Stock : ¥ 400 millions
Ownership : 51%
Fulfillment service provider for mail-order business

Sumisho Gourmet Coffee Inc.
Common Stock : ¥ 150 millions
Ownership : 100%
Italian cafe chain

Coach Japan, Inc.
Common Stock : ¥ 50 millions
Ownership : 50%
Sale of Coach brand handbags and accessories

Oriental Diamond, Inc.
Common Stock : ¥ 270 millions
Ownership : 100%
Wholesale and retail sales of polished diamonds and jewelry products

Taisei Coins Corporation
Common Stock : ¥ 200 millions
Ownership : 80%
Sale of the numismatic coins & commemorative coins covering all over the world

Sumifert Sdn. Bhd. (Malaysia)
Common Stock : M$ 500 thousands
Ownership : 50%
Import and sale of fertilizers

Summit-Quinphos (NZ) Ltd. (New Zealand)
Common Stock : NZ$ 1,818 thousands
Ownership : 60%
Import and sale of fertilizers in New Zealand

Summit Specialty Oil Co., Inc. (U.S.)
Common Stock : US$ 3,716 thousands
Ownership : 100%
Contracting of vegetable oil crushing and refining in the U.S.

Pressa Holding, Inc. (U.S.)
Common Stock : US$ 2,460 thousands
Ownership : 100%
Investment in hay compressing operation in the U.S.

SC Agri Produce Pty Ltd (Australia)
Common Stock : A$ 1,500 thousands
Ownership : 100%
Investment in hay compressing operation in Australia

Sumitex Hong Kong Limited (Hong Kong)
Common Stock : HK$ 10,000 thousands
Ownership : 100%
Sale of textile products and materials

Dalian Huayou Knitting Co., Ltd. (China)
Common Stock : RMBY 11,000 thousands
Ownership : 100%
Manufacture and sale of tussah silk sweaters

Materials & Real Estate Business Unit

S.C. Cement Co., Ltd.
Common Stock : ¥ 200 millions
Ownership : 100%
Sale of cement, ready-mixed concrete and concrete products

Sumisho & Mitsuibussan Kenzai Co., Ltd.
Common Stock : ¥ 2,500 millions
Ownership : 50%
Sale of building materials

IG Kogyo Co., Ltd.
Common Stock : ¥ 253 millions
Ownership : 44.3%
Manufacture and sale of insulated metal panels for roofing and walls

Sumisho Paper Co., Ltd.
Common Stock : ¥ 400 millions
Ownership : 100%
Sale of pulp, wastepaper, paper, paperboard and packaging materials

Daiichi Packaging Co., Ltd.
Common Stock : ¥ 271 millions
Ownership : 61.78%
Manufacture and sale of corrugated carton boxes (flexography printed and offset printed)

SC Tire International Co., Ltd.
Common Stock : ¥ 50 millions
Ownership : 100%
Import, export and sales of tires and tubes

Sumisho Building Management Co., Ltd.
Common Stock : ¥ 100 millions
Ownership : 100%
Management and operation of office buildings and shopping centers

SC Properties Co., Ltd.
Common Stock : ¥ 3,400 millions
Ownership : 100%
Ownership and leasing of office buildings and other real estate

Yokohama City Management Co., Ltd.
Common Stock : ¥ 100 millions
Ownership : 25.5%
Management, operation, and leasing of multipurpose facilities in Minato Mirai 21

Harumi Corporation
Common Stock : ¥ 110 millions
Ownership : 19.44%
Management of Harumi Island Triton Square

Sumisho Urban Kaihatsu Co., Ltd.
Common Stock : ¥ 100 millions
Ownership : 100%
Planning, development, management, and operation of shopping centers; microbrewery

Osaka Hokko Development Co.,Ltd.
Common Stock : ¥ 40 millions
Ownership : 100%
Ownership, leasing, management and operations of retail facilities and office buildings

Sumisho Tatemono Co., Ltd.
Common Stock : ¥ 400 millions
Ownership : 100%
Sale and management of residential properties; house remodeling

SC Building Management Corporation
Common Stock : ¥ 40 millions
Ownership : 60%
Management and operation of office buildings in Kansai region

Reibi Corporation
Common Stock : ¥ 30 millions
Ownership : 52.16%
Management of buildings in Kansai region

Sumisho Estem Corporation
Common Stock : ¥ 350 millions
Ownership : 100%
Sale and management of residential properties in Kansai region

Yasato Kosan Kaisha, Ltd.
Common Stock : ¥ 90 millions
Ownership : 100%
Owning and operating of golf course; Summit Golf Club (Ibaraki Pref.)

Sumisho Development Co., Ltd. (Thailand)
Common Stock : BAHT 15,000 thousands
Ownership : 98.83%
Leasing of apartment and office buildings

P.T. Summitmas Property (Indonesia)
Common Stock : US$ 12,500 thousands
Ownership : 40%
Leasing of office buildings

Financial & Logistics Business Unit

Sumisho Financial Service Co., Ltd.
Common Stock : ¥ 100 millions
Ownership : 100%
Financial services

SC Bio Capital Co., Ltd.
Common Stock : ¥ 60 millions
Ownership : 100%
Investment funds

Sumisho Materials Corporation
Common Stock : ¥ 200 millions
Ownership : 100%
Trading of precious metals and other products

All Trans Co., Ltd.
Common Stock : ¥ 200 millions
Ownership : 100%
Warehousing and distribution services

Sumitrans (Japan) Corporation
Common Stock : ¥ 400 millions
Ownership : 100%
Global logistics provider

Sumisho Logistics Co., Ltd.
Common Stock : ¥ 150 millions
Ownership : 100%
Logistics service provider

Bluewell Corporation
Common Stock : ¥ 125 millions
Ownership : 100%
Agent for casualty insurance and life insurance

Summit Air Service Corporation
Common Stock : ¥ 100 millions
Ownership : 100%
Travel agency

Sumisho Capital Management Co. (Cayman)
Common Stock : ¥ 200 millions
Ownership : 100%
Investment advisory

Sumitomo Corporation Equity Asia Limited (Hong Kong)
Common Stock : US$ 5,000 thousands
Ownership : 100%
Private equity investment in Asia

Nava Nakorn Distribution Centre Co., Ltd. (Thailand)
Common Stock : BAHT 120,000 thousands
Ownership : 53.08%
Warehousing and distribution services

P.T. Indo Summit Logistics (Indonesia)
Common Stock : US$ 5,480 thousands
Ownership : 81.32%
Warehousing and distribution services

Dragon Logistics Co., Ltd. (Vietnam)
Common Stock : DON 41,602,000 thousands
Ownership : 27%
Warehousing and distribution services

AR Summit L.L.C. (UAE)
Common Stock : DH 11,000 thousands
Ownership : 25%
Warehousing and distribution services

Summit Logitech Korea, Limited (Korea)
Common Stock : W 1,500,000 thousands
Ownership : 75%
Warehousing and distribution services

Shanghai Huayou International Forwarding Co., Ltd. (China)
Common Stock : RMBY 16,570 thousands
Ownership : 25%
Warehousing and distribution services

Shanghai Sumisho–ADP International Forwarding Co., Ltd. (China)
Common Stock : US$ 1,100 thousands
Ownership : 70%
Warehousing and distribution services

Fuzhu Logistics (Shenzhen) Co., Ltd. (China)
Common Stock : RMBY 5,304 thousands
Ownership : 100%
Warehousing and distribution services

Tianjin Sumisho Logistics Co., Ltd. (China)
Common Stock : US$ 1,000 thousands
Ownership : 100%
Warehousing and distribution services

Shanghai Dazhong Sagawa Logistics Co., Ltd. (China)
Common Stock : RMBY 34,928 thousands
Ownership : 24.5%
Door-to-Door delivery services

Wuxi Sumisho Hi-tech Logistics Co., Ltd. (China)
Common Stock : US$ 5,000 thousands
Ownership : 50%
Warehousing and distribution services

Bluewell Insurance (Singapore) Pte. Ltd. (Singapore)
Common Stock : S$ 1,200 thousands
Ownership : 91%
Captive insurance company

Thang Long Industrial Park Corporation (Vietnam)
Common Stock : DON 331,490,000 thousands
Ownership : 58%
Development, sales, and operation of industrial estate in Vietnam

P.T. East Jakarta Industrial Park (Indonesia)
Common Stock : US$ 8,550 thousands
Ownership : 60%
Sales, operation, and maintenance of industrial estate in Indonesia

Domestic

Fukusaki Coil Center Company, Ltd.
Common Stock : ¥ 300 millions
Ownership : 90%
Processing and sale of steel sheets

Sumisho Steel Sheets Works Co., Ltd.
Common Stock : ¥ 462 millions
Ownership : 89.18%
Fabrication and sale of steel products

Kansai Stainless Corp.
Common Stock : ¥ 100 millions
Ownership : 60%
Processing of stainless steel sheets

Sumisho Iron & Steel Co., Ltd.
Common Stock : ¥ 100 millions
Ownership : 90%
Sale of specialty steel products

Daiei Steel Pipe Co., Ltd.
Common Stock : ¥ 30 millions
Ownership : 99.94%
Sale of steel tubular products, especially seamless type

Nippon Katan Co., Ltd.
Common Stock: ¥ 886 millions
Ownership : 39.85%
Manufacture and sale of hardware for transmitters and automotive parts

Sumisho Textile Company, Ltd.
Common Stock : ¥ 350 millions
Ownership : 100%
Processing and sale of textile goods

Tortoise Co., Ltd.
Common Stock : ¥ 50 millions
Ownership : 100%
Processing and sale of interior goods and home furnishing to consumers' cooperatives

Sumisho Montblanc Co., Ltd.
Common Stock : ¥ 80 millions
Ownership : 87.5%
Processing and sale of work uniforms and related clothing products

SC Machinex Kobe Corporation
Common Stock : ¥ 50 millions
Ownership : 100%
Sale of machinery and equipment

Tamashima Sports Plaza Co., Ltd.
Common Stock : ¥ 150 millions
Ownership : 85%
Sports club

Summit Wool Spinners Limited (New Zealand)
Common Stock : NZ$ 10,000 thousands
Ownership : 100%
Manufacture and sale of wool yarn for carpets

Sumisho Material Chugoku Co., Ltd.
Common Stock : ¥ 30 millions
Ownership : 100%
Sale of civil engineering and construction steel materials and stone

A-FOSS Asia Pte. Ltd. (Singapore)
Common Stock : S$ 5,200 thousands
Ownership : 100%
Factory operation supporting service, in Southeast Asia, including sale of machinery and equipment

Sumisho Chemicals & Plastics Nagoya Co., Ltd.
Common Stock : ¥ 120 millions
Ownership : 100%
Wholesaling of general composite resins and chemicals

SC Machinex Chubu Corporation
Common Stock : ¥ 350 millions
Ownership : 100%
Sale of machinery and equipment

SC Machinery & Service Co., Ltd.
Common Stock : ¥ 90 millions
Ownership : 100%
Sales of equipments for automotive industries and FA products

C-Systems Inc.
Common Stock : ¥ 30 millions
Ownership : 75%
Operating service of cashless parking system

Sumisho Infra Service Co., Ltd.
Common Stock : ¥ 40 millions
Ownership : 67.5%
Sale of civil engineering and construction materials

Sumisho Chemicals & Plastics Kyushu Co., Ltd.
Common Stock : ¥ 120 millions
Ownership : 100%
Sale of chemicals and related materials in the Kyushu region

Sumisho Management Kyushu Co., Ltd.
Common Stock : ¥ 30 millions
Ownership : 100%
Contracting of administrative work and accounting

SC Machinex Kyushu Corporation
Common Stock : ¥ 100 millions
Ownership : 100%
Sale of machinery and equipment

Hokkaido Sekisan Kogyo Co., Ltd.
Common Stock : ¥ 10 millions
Ownership : 100%
Macadam production

Overseas

AB Tube Processing, Inc. (U.S.)
Common Stock : US$ 2,600 thousands
Ownership : 100%
Tube processing for airbag inflators

Michigan Steel Processing, Inc. (U.S.)
Common Stock : US$ 12,284 thousands
Ownership : 100%
Steel service center (slitting and blanking of steel sheet for automotive industry)

Servilamina Summit Mexicana S.A. de C.V. (Mexico)
Common Stock : US$ 12,000 thousands
Ownership : 100%
Steel service center (processing and sale of steel sheets)

Distributor Metals Corporation (U.S.)
Common Stock : US$ 372 thousands
Ownership : 100%
Sale of stainless steel materials

Premier Pipe, L.P. (U.S.)
Common Stock : US$ 3,501 thousands
Ownership : 100%
Investment in Total Premier Service and pipe stocking

Clickstream Capital L.L.C. (U.S.)
Common Stock : US$ 7,164 thousands
Ownership : 100%
Investment in venture capital funds

SCOA Capital LLC (U.S.)
Common Stock : US$ 14,003 thousands
Ownership : 100%
Investments in buyouts

Diversified CPC International, Inc. (U.S.)
Common Stock : US$ 25,000 thousands
Ownership : 96.67%
Mixing, refining, and sale of aerosol gases

Summit Agriculture Co., Inc. (U.S.)
Common Stock : US$ 720 thousands
Ownership : 100%
Investment in carnation seedling production and sale

Summit Pulp & Paper Inc. (U.S.)
Common Stock : US$ 5,000 thousands
Ownership : 100%
Processing and sale of wastepaper

Treadways Corporation (U.S.)
Common Stock : US$ 21,123 thousands
Ownership : 100%
Sale of tires

600 Third Avenue Associates (U.S.)
Common Stock : US$ 66,187 thousands
Ownership : 100%
Office building leasing

Summit Chemicals Holding Corp. (U.S.)
Common Stock : US$ 4,000 thousands
Ownership : 100%
Specialty chemicals trade and sales

Steel Summit Holdings, Inc. (U.S.)
Common Stock : US$ 14,501 thousands
Ownership : 100%
Steel service center (processing and sale of steel sheets)

SCOA Residential L.L.C. (U.S.)
Common Stock : US$ 27,505 thousands
Ownership : 100%
Investment in house/apartment developments

Atlantic Hills Corporation (U.S.)
Common Stock : US$ 19,000 thousands
Ownership : 100%
Residential area development

SCOA Finance Company (U.S.)
Common Stock : US$ 3,000 thousands
Ownership : 100%
Financial services

Sumitrans Corporation (U.S.)
Common Stock : US$ 3,082 thousands
Ownership : 100%
International intermodal transport

Presidio Venture Partners, L.L.C. (U.S.)
Common Stock : US$ 79,176 thousands
Ownership : 100%
Investments in IT ventures

Summit Motor Management, Inc. (U.S.)
Common Stock : US$ 19,463 thousands
Ownership : 100%
Holding and management company of automotive dealerships

Pressa Agri GP (U.S.)
Common Stock : US$ 2,835 thousands
Ownership : 100%
Sale of hay

Geo Focus LLC (U.S.)
Common Stock : US$ 3,800 thousands
Ownership : 100%
Development and sale of train tracking system

Summit Biotech Inc. (U.S.)
Common Stock : US$ 1,300 thousands
Ownership : 100%
Business development and investment in biotech industry

Global Stainless Supply, Inc. (U.S.)
Common Stock : US$ 200 thousands
Ownership : 100%
Wholesale of stainless steel tubes

Perenial Power Holdings, Inc. (U.S.)
Common Stock : US$ 57,805 thousands
Ownership : 100%
Investment in a power plant

Summit Pharmaceuticals Europe Ltd. (U.K.)
Common Stock : STG£ 500 thousands
Ownership : 100%
Sale of pharmaceuticals products

Sumitrans Europe GmbH (Germany)
Common Stock : EURO 1,024 thousands
Ownership : 100%
Forwarding, logistics business

Summit Chemicals Asia Pte. Ltd. (Singapore)
Common Stock : S$ 1,500 thousands
Ownership : 100%
Trading of fine chemicals in ASEAN and west Asian regions

Others

Sumisho Administration Service Co., Ltd.
Common Stock : ¥ 30 millions
Ownership : 100%
Personnel & general affair service

SC Four-S Inc.
Common Stock : ¥ 200 millions
Ownership SC : 49%
SCS : 51%
Information services, including the development of business software as a system integrator

Sumitomo Shoji Financial Management Co., Ltd.
Common Stock : ¥ 400 millions
Ownership : 100%
Financial services such as cash management, trade settlement, accounting services, and risk management services to Sumitomo Corporation and its subsidiaries

Sumisho Lease Co., Ltd.
Common Stock : ¥ 14,760 millions
Ownership : 33.91%
Leasing

Sumitomo Corporation Capital Europe Plc (U.K.)
Common Stock : US$ 125,000 thousands
STG£ 5,765 thousands
Ownership : 100%
Financial services to group companies

Global Network

ASIA

Beijing
Shanghai
Tianjin
Dalian
Shenyang
Qingdao
Nanjing
Chengdu
Guangzhou
Shenzhen
Xiamen
Hong Kong
Taipei
Kaohsiung
Seoul
Ulaanbaatar
Bangkok
Singapore
Manila
Kuala Lumpur
Jakarta
Surabaya
Bandung
Medan
Hanoi
Ho Chi Minh City
Danang
Phnom Penh
Vientiane
Yangon
New Delhi
Mumbai
Karachi
Lahore
Islamabad
Colombo
Dhaka
Chittagong

MIDDLE EAST

Bahrain
Teheran
Istanbul
Ankara
Abu Dhabi
Dubai
Amman
Damascus
Kuwait
Sanaa
Doha
Baghdad
Muscat
Riyadh
Jeddah
Alkhobar

EUROPE AND CIS

London
Oslo
Stockholm
Brussels
Rotterdam
Düsseldorf
Paris
Milan
Turin
Madrid
Barcelona
Athens
Warsaw
Krakow
Prague
Budapest
Moscow
Khabarovsk
Vladivostok
Yuzhno-Sakhalinsk
St. Petersburg
Kiev
Almaty
Tashkent
Bishkek
Baku

AFRICA

Algiers
Casablanca
Cairo
Nairobi
Lusaka
Luanda
Abidjan
Dakar
Johannesburg



(As of July 1, 2003)

NORTH AMERICA

New York
Philadelphia
Detroit
Pittsburgh
Washington, D.C.
Atlanta
Chicago
Houston
Denver
Portland
Los Altos
Los Angeles
Vancouver
Calgary
Toronto
Montreal

CENTRAL AMERICA AND SOUTH AMERICA

Mexico City
Monterrey
Guatemala
San Salvador
Havana
Panama
Quito
Caracas
Bogota
Lima
Buenos Aires
Santiago
Sao Paulo
Rio de Janeiro
Porto Alegre
Recife

OCEANIA

Sydney
Melbourne
Perth
Brisbane
Auckland

JAPAN

Tokyo
Sapporo
Tomakomai
Muroran
Hakodate
Sendai
Niigata
Ibaraki
Shizuoka
Hamamatsu
Nagoya
Toyama
Osaka
Kyoto
Wakayama
Kobe
Himeji
Okayama
Takamatsu
Niihama
Hiroshima
Kita-Kyushu
Fukuoka
Nagasaki
Oshima
Oita
Kumamoto
Kagoshima
Naha



Overseas:	73 countries
Subsidiaries	40 / 81 locations
Branches	3 / 3 locations
Offices	48 / 48 locations
Total	132 locations
Japan:	
Headquarters	1 / 1 location
Subsidiaries	2 / 6 locations
Branches	3 / 21 locations
Offices	2 / 2 locations
Branch Office	1 / 1 location
Total	31 locations

Organization

(As of July 1, 2003)

- General Meeting of Shareholders
  - Board of Directors (Chairman of the Board of Directors)
  - Board of Corporate Auditors
- President and CEO
  Executive Officers

Corporate Group

Internal Auditing Dept.
Corporate Planning & Coordination Office
Human Resources Development & Information Management Group
Financial Resources Management Group

Business Units

- Metal Products Business Unit
- Transportation & Construction Systems Business Unit
- Machinery & Electric Business Unit
- Media, Electronics & Network Business Unit
- Chemical Business Unit
- Mineral Resources & Energy Business Unit
- Consumer Goods & Service Business Unit
- Materials & Real Estate Business Unit
- Financial & Logistics Business Unit

Branches and Offices

Japan
- 3 Regional Business Units
- 2 Offices
- 1 Branches

Overseas
- 3 Branches
- 48 Offices

Subsidiaries

Japan	2
Overseas	40

Corporate Information

(As of March 31, 2003)

Date of Establishment:	December 24,1919	
Paid-in Capital:	¥169,439 million	
Number of Offices* :	Overseas	132
*(As of July 1, 2003)	(73 Countries)	
	Domestic	31
	Total	163
Number of Consolidated Subsidiaries:	Overseas	354
	Domestic	180
Associated Companies: (equity method)	Overseas	104
	Domestic	83
	Total	721
Stock Listings:	Tokyo, Osaka, Nagoya, Fukuoka, Frankfurt	
Fiscal Year ends:	March 31	
Headquarters:	1-8-11, Harumi, Chuo-ku, Tokyo 104-8610	
Number of Employees:	Total including Consolidated Subsidiaries 31,589 Non-Consolidated 4,772	

American Depository Receipts

Ratio:	1ADR:1ORD
Exchange:	OTC (Over-the-Counter)
Symbol :	SSUMY
CUSIP Number:	865613103
Depository and Registrar:	CITIBANK, N.A. Depositary Receipts Services 111 Wall Street, New York NY 10005 USA
Toll Free Number:	1-877-CITI-ADR (248-4237)
Overseas Dial-In:	1-816-843-4281
e-mail:	citibank@em.fcnbd.com
URL:	http://www.citibank.com/adr

Stock Index

Share price on April 30, 1998=100



200
— TOPIX
— Sumitomo Corporation
150
100
50
0
'98/4 10 '99/4 10 '00/4 10 '01/4 10 '02/4 10 '03/4

Stock Price and Trading Volume



(Yen)
(Millions of Shares)
1,500
High and Low • Closing Price
Trading Volume
1,250
1,000
750
500
250
0
120
100
80
60
40
20
0
'98/4 10 '99/4 10 '00/4 10 '01/4 10 '02/4 10 '03/4

		'02/4	5	6	7	8	9	10	11	12	'03/1	2	3	4	5	6
Stock Price (Yen)	High	789	895	851	755	675	671	630	555	541	616	637	581	542	530	585
	Low	688	781	706	617	605	592	506	417	476	476	531	487	445	472	511
Trading Volume		40,913	57,983	44,275	69,838	43,785	39,230	47,892	61,260	54,724	63,856	57,049	51,651	53,902	52,939	88,262

Note: Above stock prices and trading volume are based on Tokyo Stock Exchange data.

For further information contact:

Investor Relations Dept., Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo 104-8610, Japan
Telephone: 81(3)-5166-3487
Facsimile: 81(3)-5166-6292
e-mail: ir@sumitomocorp.co.jp
URL : http://www.sumitomocorp.co.jp/english/

Sumitomo Corporation

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